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As filed with the Securities and Exchange Commission on November 5, 2008

Registration No. 333-153632

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-1
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

Rosetta Stone Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	7372	043837082
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1101 Wilson Blvd.
Suite 1130
Arlington, Virginia 22209
Telephone: 800-788-0822
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant's Principal Executive Offices)

Michael C. Wu
General Counsel
1101 Wilson Blvd., Suite 1130
Arlington, Virginia 22209
Telephone: 800-788-0822
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Brian P. Fenske Fulbright & Jaworski, L.L.P. Fulbright Tower 1301 McKinney, Suite 5100 Houston, Texas 77010 Telephone: (713) 651-5557 Fax: (713) 651-5246	Brent B. Siler Cooley Godward Kronish LLP One Freedom Square 11951 Freedom Drive Reston, Virginia 20190-5656 Telephone: (703) 456-8000 Fax: (703) 456-8100

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          Indicate by check mark whether registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer ☐, Accelerated filer ☐, Non-accelerated filer (do not check if a smaller reporting company) ☒, or Smaller reporting company ☐

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS (Subject to Completion)

Issued November 5, 2008

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

          Shares

Rosetta Stone Inc.

COMMON STOCK

Rosetta Stone Inc. is offering               shares of its common stock and the selling stockholders are offering               shares of common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. This is our initial public offering and no public market currently exists for our shares. We anticipate that the public offering price will be between $               and $               per share.

We will apply to have our common stock listed on the New York Stock Exchange under the symbol "RST."

Investing in our common stock involves risks. See "Risk Factors" beginning on page 11.

PRICE $          A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Company	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

The selling stockholders have granted the underwriters the right to purchase up to an additional              shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares of common stock to purchasers on                         , 2008.

MORGAN STANLEY	WILLIAM BLAIR & COMPANY
JEFFERIES & COMPANY
PIPER JAFFRAY	ROBERT W. BAIRD & CO.

                           , 2008

        You should rely only on the information contained in this prospectus or in any free-writing prospectus we may specifically authorize to be delivered or made available to you. We have not, the selling stockholders have not and the underwriters have not authorized anyone to provide you with additional or different information. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus or a free-writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

        Until                      , 2008 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

        For investors outside the United States: We have not, the selling stockholders have not and the underwriters have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

i

 PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes and the information set forth under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," in each case included elsewhere in this prospectus.

ROSETTA STONE INC.

Overview

        We are a leading provider of technology-based language learning solutions. We develop, market and sell language learning solutions consisting of software, online services and audio practice tools primarily under our Rosetta Stone brand. Our teaching method, which we call Dynamic Immersion, is designed to leverage the innate, natural language learning ability that children use to learn their native language. Our courses are based on our proprietary interactive technologies and pedagogical content, and utilize a sophisticated sequencing of images, text and sounds to teach a new language without translation or grammar explanation. We believe our award-winning solutions provide an effective, convenient and fun way to learn languages. We currently offer our self-study language learning solutions in 31 languages. Our customers include individuals, educational institutions, armed forces, government agencies and corporations.

        The strength and breadth of our solutions have allowed us to develop a business model that we believe distinguishes us from other language learning companies. Our scalable technology platform and our proprietary content can be deployed across many languages. This has enabled us to cost-effectively develop a broad product portfolio. We have a multi-channel marketing and distribution strategy that directly targets customers, utilizing print, online, television and radio advertising, public relations initiatives and our branded kiosks. Approximately 85% of our revenue in 2007 was generated through our direct sales channels, which include our call centers, websites, institutional sales force and kiosks. We also distribute our solutions through select retailers such as Amazon.com, Apple, Barnes & Noble and Borders. According to an August 2008 survey we commissioned from Global Market Insite Inc., or GMI, a market research services firm, Rosetta Stone is the most recognized language learning brand in the United States. The unaided awareness of our brand was over 40%, which was more than seven times that of any other language learning company in the United States.

        We grew our revenue from our predecessor's $15.5 million in 2003 to $137.3 million in 2007, representing a 73% compound annual growth rate. This growth has been entirely organic. For the nine months ended September 30, 2008, our revenue was $143.1 million, an increase of 52% over the same period in 2007.

Approaches to Language Learning

        The human brain has a natural capacity to learn languages. Children learn their native language without using rote memorization or adult analytical abilities for grammatical understanding. They learn at their own pace through their immersion in the language spoken around them and using trial and error. They do not rely on translation.

        Traditional language instruction has ignored this natural human experience and ability, and has focused on rote memorization, grammar explanation and word translation, often in a classroom setting. Students in this environment may learn a new language sufficiently to pass examinations but often do not achieve conversational fluency. Many students view this method as ineffective and boring. While self-study alternatives are generally more affordable and convenient than classroom instruction, many of them rely on this grammar-translation method, often using passive media such as audio and books, which are not interactive and do not provide feedback.

        In contrast, immersion instruction, in which only the target language is spoken, leverages the natural human ability to learn languages. Immersion learning has historically been provided through classroom courses, private lessons and in-country immersion programs. These options, however, are often expensive and require students to commute to classrooms or travel to other countries to obtain the immersion experience.

Our Industry

        According to a December 2007 industry analysis we commissioned from The Nielsen Company, a market research firm, the worldwide language learning industry represented more than $83 billion in consumer spending in 2007, of which more than $32 billion was for self-study. According to the Nielsen survey, the language learning industry in the United States, where we generated 95% of our revenue in 2007, represented more than $5 billion in consumer spending in 2007, of which more than $2 billion was for self-study.

        The demand for language learning is driven in part by:

  •
  individuals seeking the enjoyment and enrichment brought by learning a language;

  •
  professionals conducting business in a global economy;

  •
  schools seeking to educate their students in local and foreign languages;

  •
  companies training their employees;

  •
  leisure travelers seeking language proficiency for independent international travel;

  •
  armed forces training soldiers to communicate in foreign languages;

  •
  immigrants and expatriates seeking to successfully function in their new environments;

  •
  individuals connecting with their ethnic and family roots; and

  •
  parents supplementing their children's education.

        The language learning market is highly fragmented and consists of the following primary models: classroom instruction utilizing the traditional approach of memorization, grammar and translation; immersion-based classroom instruction; self-study books, audio tapes and software that rely on grammar and translation; and free online offerings that provide basic content and opportunities to practice writing and speaking.

        We believe that language learners seek a trusted name brand solution that is more convenient and affordable than classroom alternatives, and more effective, interactive and engaging than other self-study options. We believe the combination of these elements is not offered by traditional providers of language instruction.

The Rosetta Stone Solution

        Our mission is to change the way people learn languages. We believe our solutions provide an effective way to learn languages in a convenient and engaging manner. Our interactive language learning solutions enable our customers to learn a language on their own schedule and for a price that is significantly lower than most classroom-based or one-on-one tutoring alternatives. Our approach, called Dynamic Immersion, eliminates translation and grammar explanation and is designed to leverage the innate, natural language learning ability that children use to learn their native language. Our proprietary solutions have been developed over the past 16 years by professionals with extensive linguistic, educational and instructional technology expertise. We estimate that our content library consists of more than 25,000 individual photographic images and more than 400,000 professionally recorded sound files. We design the sequencing of our content to optimize learning. The result is a rigorous and complete language learning curriculum that is also designed to be flexible, fun and convenient.

        Our language learning solutions are built upon a flexible software platform that supports multiple languages and is deployable on personal computers, on local networks and online. The platform incorporates a number of proprietary technologies that are key to enabling language learning, including:

  •
  speech recognition that is focused on the unique challenges of language learners;

  •
  Adaptive Recall algorithms that repeat content at scheduled intervals to promote long-term retention;

  •
  reporting features and curriculum options designed to enhance the effectiveness and administration of classroom, enterprise and home school learning; and

  •
  an intuitive user interface that assists the learner's transition from listening comprehension to speaking.

        Our courses are available in up to three levels of proficiency per language, with each level providing approximately 40 hours of instruction and containing multiple units, lessons and activities. We have four different editions: personal, enterprise, classroom and home school. Each edition utilizes the same core software.

        Our innovative solutions have received numerous awards and recognitions, including the 2008 CODiE awards for best corporate learning solution and best instructional solution in other curriculum areas sponsored by the Software & Information Industry Association, the 2008 education product of the year awarded by MacWorld, the 2008 BESSIE multilevel foreign language award for Spanish Levels 1, 2, and 3 awarded by ComputED Gazette in 2008, the 2007 EDDIE multilevel foreign language award for Chinese levels 1 and 2 and a 2007 multilevel English-as-a-second-language, or ESL, award for English levels 1, 2, and 3 awarded by ComputED Gazette. The CODiE awards are chosen based upon a peer-review of the nominated software solutions and voted on by member entities of the Software & Information Industry Association and independent judges selected by the association. The other awards were determined by the editorial staffs of the various publications.

        We also provide an online peer-to-peer practice environment called SharedTalk, at www.sharedtalk.com, where registered language learners meet for language exchange to practice their foreign language skills. Between January 1, 2008 and August 31, 2008, we had more than 100,000 active SharedTalk users. In the month of August 2008, there were approximately 13,000 new SharedTalk registrations.

Competitive Strengths

        We believe our competitive strengths include:

         Advanced Technology-Enabled Language Learning System.    Our proprietary solutions combine effective immersion learning with the benefits of flexibility and interactivity to provide for an efficient and engaging language learning experience. We intend to remain at the forefront of technological and pedagogical advances in language learning.

         Scalable and Adaptable Platform and Content.    Our solutions are designed to be efficiently delivered across multiple languages, systems and geographic markets. For example, we deploy many of the same images and image combinations across multiple languages, which accelerates our ability to add new languages. Because our solutions do not rely upon translation from the target language into the learner's native language, they require only modest localization to be used by learners from other native language backgrounds. This facilitates our ability to sell our existing language courses in new international markets. In addition, our software platform is engineered to work in the same way both online and locally installed, allowing for multiple delivery methods. We also use the same platform for all four editions of our solutions.

         Effective Multi-Channel Marketing and Distribution Model.    Our marketing, sales and distribution efforts are highly integrated and focused on direct interaction with consumers. As a result, we are able to present a tightly controlled and unified message to the marketplace. Our advertising includes a call to action that drives customers directly to our websites and call centers. Our marketing tools and techniques allow us to directly attribute sales results to specific marketing initiatives. We utilize this data to continuously improve the efficiency of our websites, call centers, advertising and media planning and buying. We also operate more than 150 kiosks, which extend our direct interaction with customers and allow them to experience our solutions with the guidance of one of our product specialists. In our institutional markets, our sales efforts are led by our direct sales force. We augment our direct distribution network with select retailers, including Amazon.com, Apple, Barnes & Noble and Borders.

         Leading and Trusted Brand, with a Differentiated, High-Quality Positioning.    According to the GMI survey, Rosetta Stone is the most recognized brand of language learning solutions in the United States. Additionally, of those surveyed who had an opinion of the brand, over 80% associated the brand with high-quality and effective products and services for teaching foreign languages. We believe we have positioned Rosetta Stone as a premium brand and as a trusted choice for language learning.

         Enthusiastic and Loyal Customer Base.    Our customers exhibit loyalty and enthusiasm for our solutions and many promote sales of our products through word-of-mouth referrals. Our latest survey of our individual customers in the United States, completed in February 2008, revealed that 86% of respondents expressed satisfaction with our solutions and 69% have recommended our solutions to one or more individuals.

Our Strategy

        Our goal is to strengthen our position as a leading provider of language learning solutions through the following strategies:

         Extend Our Technological and Product Leadership.    We intend to apply new technologies to maintain our product leadership. We currently are working on a variety of product development initiatives. For example, we are developing a new web-based service that extends our existing language learning solutions by offering opportunities for practice with dedicated language conversation coaches and other language learners to increase language socialization. We expect to provide this web-based service primarily as a bundle with our software and audio offerings. In addition, we are evaluating opportunities to extend our learning solutions to hand-held devices and we also intend to continue to advance our proprietary software platform and our speech recognition technology.

         Expand Our Core Product Portfolio.    We plan to expand our product portfolio by adding more advanced course levels for our existing languages, new languages and new skill development and remediation courses for advanced language learners. In addition, we believe that there may be opportunities for us to introduce additional language learning solutions containing industry-specific content.

         Increase U.S. Market Share.    To increase our penetration of the U.S. market and expand our brand awareness, we intend to increase our marketing campaigns through the purchase of additional television, print, radio and online advertising, and to explore new media channels. We also intend to continue to add select retail relationships and kiosks. For example, a selection of our solutions has recently become available in Apple stores and at Apple.com. For our institutional business, we expect to expand our direct sales force along with our institutional marketing activities.

         Increase Our Focus on Sizeable Non-U.S. Markets.    We generated approximately 5% of our revenue in 2007 from sales outside the United States. According to the Nielsen survey, over 90% of the $83 billion spent in 2007 on consumer language learning products and services worldwide was spent outside the United States. We therefore believe that there is a significant opportunity for us to expand our business internationally utilizing many of the successful marketing and distribution strategies we have used in the United States.

Risks Associated with Our Business

        Our business is subject to numerous risks, as discussed more fully in the section entitled "Risk Factors" immediately following this prospectus summary. A decline in demand for our language learning solutions or language learning in general could impair our ability to generate revenue and compromise our profitability, as could the growth of free language learning software and online services and intense competition in our industry. Because approximately 78% of our revenue was generated from consumer sales in 2007, adverse trends in general economic conditions, including retail shopping patterns, may also adversely affect our sales. If we do not keep pace with technological developments and consumer preferences, demand for our products and services could decline.

Corporate Information

        We were incorporated in Delaware in December 2005 and acquired our predecessor, Fairfield & Sons, Ltd., in January 2006. Our principal executive offices are located at 1101 Wilson Blvd., Suite 1130, Arlington, Virginia 22209 and our telephone number is 800-788-0822. Our corporate website address is www.RosettaStone.com. We do not incorporate the information contained on, or accessible through, our corporate website into this prospectus, and you should not consider it part of this prospectus.

        For convenience in this prospectus, "Rosetta Stone," "we," "us," "our" and "Successor" refer to Rosetta Stone Inc. and its subsidiaries, taken as a whole, unless otherwise noted. Predecessor refers to Fairfield & Sons, Ltd.

        We have a number of registered marks, including Rosetta Stone®, Rosetta World®, Rosetta Stone Language Learning Success® and design, Dynamic Immersion®, The Fastest Way to Learn a Language Guaranteed.®, the Rosetta Stone blue stone logo and design and Rosettastone.com®. We have applied to register our Adaptive Recall, Audio Companion, the Rosetta Stone blue stone logo and design/Language Learning Success and SharedTalk trademarks. This prospectus also contains trademarks and trade names of other companies. All trademarks and trade names appearing in this prospectus are the property of their respective holders.

THE OFFERING

Common stock offered by Rosetta Stone	shares
Common stock offered by the selling stockholders	shares
Total common stock offered	shares
Total common stock to be outstanding after this offering	shares
Use of proceeds

We intend to use a portion of the net proceeds from this offering to repay the outstanding balance under our credit facilities, which was approximately $10.8 million as of September 30, 2008, and we intend to use the remaining net proceeds for working capital and other general corporate purposes, which may include the acquisition of other businesses, products or technologies. We do not, however, have agreements or commitments for any specific acquisitions at this time. We will not receive any proceeds from the sale of shares by the selling stockholders. See "Use of Proceeds."

Risk factors	See "Risk Factors" for a discussion of factors that you should consider carefully before deciding whether to purchase shares of our common stock.
Proposed New York Stock Exchange symbol	"RST"

        The number of shares of our common stock to be outstanding after this offering is based on the number of shares outstanding as of September 30, 2008. Such number of shares excludes:

  •
  1,211,932 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2008 with a weighted average exercise price of $7.52 per share;

  •
  170,015 shares of common stock reserved for future issuance under our 2006 Stock Option Plan; and

  •
  shares of common stock reserved for future issuance under our 2008 Omnibus Incentive Plan.

        Unless otherwise indicated, the information in this prospectus reflects and assumes:

  •
  the conversion of all outstanding shares of our preferred stock into 11,159,780 shares of our common stock, which will occur automatically immediately prior to the closing of the offering;

  •
  the filing of our second amended and restated certificate of incorporation and adoption of our second amended and restated bylaws immediately prior to the closing of the offering; and

  •
  no exercise by the underwriters of their option to purchase up to an additional             shares of our common stock from the selling stockholders to cover over-allotments.

SUMMARY CONSOLIDATED FINANCIAL DATA

        The following table sets forth a summary of our consolidated statement of operations, balance sheet and other data for the periods indicated. The summary consolidated statement of operations data for the period from January 4, 2006 through December 31, 2006 and the year ended December 31, 2007 have been derived from Rosetta Stone Inc., or the Successor, audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial data for the year ended December 31, 2005 and the period from January 1, 2006 through January 4, 2006 represent the operations of Fairfield & Sons, Ltd., or the Predecessor, all of the outstanding stock of which was acquired by Rosetta Stone Inc. on January 4, 2006, and have been derived from Predecessor audited consolidated financial statements included elsewhere in this prospectus. Our summary consolidated financial data for the nine months ended September 30, 2007 and as of and for the nine months ended September 30, 2008 have been derived from our unaudited Successor consolidated financial statements included elsewhere in this prospectus. You should read this information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements contained elsewhere in this prospectus.

        The Predecessor incurred transaction-related expenses during the period from January 1, 2006 to January 4, 2006 relating to the acquisition by Rosetta Stone Inc. on January 4, 2006. Included in these expenses were $5.9 million related to restricted common stock, $3.1 million in cash bonuses and $1.2 million in acquisition-related bank fees.

        We have presented the summary balance sheet data as of September 30, 2008:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 11,159,780 shares of our common stock, which will occur automatically immediately prior to the closing of this offering, and the payment by us of $         million on             , 2008 to federal and state taxing authorities to satisfy the tax withholding obligations of the recipients of our            , 2008 stock grants who elected to satisfy their tax withholding obligations related to these stock grants by having us withhold a portion of the shares they would otherwise have received rather than paying us an equivalent amount of cash; and

  •
  on a pro forma as adjusted basis to give further effect to our sale of         shares of common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and our use of a portion of the proceeds from that sale to repay debt.

        Each $1.00 increase or decrease in the assumed initial public offering price of $         per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase or decrease each of cash and cash equivalents, total assets and total stockholders' equity on a pro forma as adjusted basis by approximately $       million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. The pro forma as adjusted information presented in the summary balance sheet data is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

	Predecessor		Successor
	Year Ended December 31,	Period from January 1, through January 4,	Period from January 4, through December 31,	Year Ended December 31,	Nine Months Ended September 30,
	2005	2006	2006	2007	2007	2008
	(in thousands, except per share data)
Statement of Operations Data:
Revenue:
Product	$44,278	$178	$80,604	$119,897	$81,834	$124,988
Subscription and service	4,124	94	10,694	17,424	12,479	18,143

Total revenue	48,402	272	91,298	137,321	94,313	143,131
Cost of revenue:
Cost of product revenue	7,772	199	11,549	19,055	13,499	17,869
Cost of subscription and service revenue	470	4	992	1,632	1,136	1,789

Total cost of revenue	8,242	203	12,541	20,687	14,635	19,658

Gross margin	40,160	69	78,757	116,634	79,678	123,473

Operating expenses:
Sales and marketing	22,432	695	45,854	65,437	45,394	65,510
Research and development	2,819	41	8,117	12,893	9,524	13,308
Acquired in-process research and development	—	—	12,597	—	—	—
General and administrative	8,157	142	16,590	29,786	22,033	26,272
Transaction-related expenses	—	10,315	—	—	—	—

Total operating expenses	33,408	11,193	83,158	108,116	76,951	105,090

Income (loss) from operations	6,752	(11,124)	(4,401)	8,518	2,727	18,383
Other income and expense:
Interest income	38	—	613	673	520	423
Interest expense	—	—	(1,560)	(1,331)	(1,025)	(714)
Other income	134	3	60	154	186	81

Total other income (expense)	172	3	(887)	(504)	(319)	(210)

Income (loss) before income taxes	6,924	(11,121)	(5,288)	8,014	2,408	18,173
Income tax expense (benefit)	143	—	(1,240)	5,435	2,106	9,222

Net income (loss)	6,781	(11,121)	(4,048)	2,579	302	8,951
Preferred stock accretion	—	—	(159)	(80)	(60)	—

Net income (loss) attributable to common stockholders	$6,781	$(11,121)	$(4,207)	$2,499	$242	$8,951

Income (loss) per share attributable to common stockholders:
Basic	$24,658	$(37,194)	$(3.42)	$1.91	$0.19	$6.14

Diluted	$24,658	$(37,194)	$(3.42)	$0.20	$0.02	$0.69

Other Data:
Adjusted EBITDA	$7,615	$(5,181)	$15,332	$17,768	$9,532	$24,828

Stock-based compensation expense included in:
Cost of revenue	$—	$—	$1	$2	$1	$1
Sales and marketing	—	—	59	189	99	112
Research and development	—	—	128	360	214	344
General and administrative	—	—	373	776	440	683
Transaction-related expenses	—	5,930	—	—	—	—

Total stock-based compensation expense	$—	$5,930	$561	$1,327	$754	$1,140

Intangible amortization expense included in:
Cost of revenue	$—	$—	$1,213	$1,227	$920	$13
Sales and marketing	—	—	4,113	3,596	2,842	2,252

Total intangible amortization expense	$—	$—	$5,326	$4,823	$3,762	$2,265

	As of September 30, 2008
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$27,775	$	$
Total assets	130,622
Deferred revenue	16,548
Long-term debt	10,763
Total stockholders' equity	73,518

        We define adjusted EBITDA as net income (loss) plus net interest expense, income tax expense (benefit), depreciation and amortization, stock-based compensation expense and acquired in-process research and development. Adjusted EBITDA is a financial measure that is not calculated in accordance with generally accepted accounting principles, or GAAP. The table below provides a reconciliation of this non-GAAP financial measure to net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP. Adjusted EBITDA should not be considered as an alternative to net income (loss), operating income (loss) or any other measure of financial performance calculated and presented in accordance with GAAP. Our adjusted EBITDA may not be comparable to similarly titled measures of other companies because other companies may not calculate adjusted EBITDA or similarly titled measures in the same manner as we do. We prepare adjusted EBITDA to eliminate the impact of items that we do not consider indicative of our core operating performance. We encourage you to evaluate these adjustments and the reasons we consider them appropriate.

        We believe adjusted EBITDA is useful to investors in evaluating our operating performance for the following reasons:

  •
  securities analysts use adjusted EBITDA as a supplemental measure to evaluate the overall operating performance of companies and we anticipate that our investor and analyst presentations after we are public will include adjusted EBITDA; and

  •
  we adopted SFAS No. 123(R), Share-Based Payment, on January 1, 2006 and recorded stock-based compensation expense of approximately $0.6 million for the period from January 4, 2006 through December 31, 2006, $1.3 million for the year ended December 31, 2007, $0.8 million for the nine months ended September 30, 2007 and $1.1 million for the nine months ended September 30, 2008. By comparing our adjusted EBITDA in different periods, our investors can evaluate our operating results without the additional variations caused by stock-based compensation expense, which is not comparable from year to year due to changes in accounting treatment and is a non-cash expense that is not a key measure of our operations.

        Our management uses adjusted EBITDA:

  •
  as a measure of operating performance;

  •
  to determine a significant portion of management's incentive compensation;

  •
  for planning purposes, including the preparation of our annual operating budget;

  •
  to allocate resources to enhance the financial performance of our business;

  •
  to evaluate the effectiveness of our business strategies; and

  •
  in communications with our board of directors concerning our financial performance.

        Although adjusted EBITDA is frequently used by investors and securities analysts in their evaluations of companies, adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results of operations as reported under GAAP. Some of these limitations are:

  •
  adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or other contractual commitments;

  •
  adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

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  adjusted EBITDA does not reflect interest expense or interest income;

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  adjusted EBITDA does not reflect cash requirements for income taxes;

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  adjusted EBITDA does not reflect a non-cash component of employee compensation;

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  although depreciation and amortization are non-cash charges, the assets being depreciated or amortized will often have to be replaced in the future, and adjusted EBITDA does not reflect any cash requirements for these replacements;

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  adjusted EBITDA does not reflect acquired in-process research and development charges; and

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  other companies in our industry may calculate adjusted EBITDA or similarly titled measures differently than we do, limiting its usefulness as a comparative measure.

        The following table presents a reconciliation of adjusted EBITDA to net income (loss), the most comparable GAAP measure, for each of the periods indicated:

	Predecessor		Successor
	Year Ended December 31,	Period from January 1, through January 4,	Period from January 4, through December 31,	Year Ended December 31,	Nine Months Ended September 30,
	2005	2006	2006	2007	2007	2008
	(in thousands)
Reconciliation of adjusted EBITDA to net income (loss):
Net income (loss)	$6,781	$(11,121)	$(4,048)	$2,579	$302	$8,951
Interest expense (income), net	(38)	—	947	658	505	291
Income tax expense (benefit)	143	—	(1,240)	5,435	2,106	9,222
Depreciation and amortization	729	10	6,515	7,769	5,865	5,224
Stock-based compensation	—	5,930	561	1,327	754	1,140
Acquired in-process research and development	—	—	12,597	—	—	—

Adjusted EBITDA	$7,615	$(5,181)	$15,332	$17,768	$9,532	$24,828

 RISK FACTORS

        An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below before deciding to invest in shares of our common stock. Our business, prospects, financial condition or operating results could be materially adversely affected by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In assessing the risks described below, you should also refer to the other information contained in this prospectus, including our consolidated financial statements and the related notes, before deciding to purchase any shares of our common stock.

Risks Related to Our Business

Because we generate all of our revenue from language learning solutions, a decline in demand for our language learning solutions or for language learning solutions in general could cause our revenue to decline.

        In the period from January 4, 2006 through December 31, 2006, the year ended December 31, 2007, and the nine months ended September 30, 2008, we generated substantially all of our revenue from our language learning solutions, and we expect that we will continue to depend upon language learning solutions for substantially all of our revenue in the foreseeable future. Because we are dependent on our language learning solutions, factors such as changes in consumer preferences for these products may have a disproportionately greater impact on us than if we offered multiple product categories. If consumer interest in our language learning software products declines, or if consumer interest in learning foreign languages in general declines, we would likely experience a significant loss of sales. Some of the potential developments that could negatively affect interest in and demand for language learning software products include:

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  a decline in international travel;

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  changes in U.S. laws or policies making it more difficult for foreign persons to visit or take up residence in the United States; and

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  a reduction in the roles of the U.S. armed forces or other governmental agencies in foreign countries.

Because a substantial portion of our revenue is generated from our consumer business, if we fail to accurately forecast consumer demand and trends in consumer preferences, our Rosetta Stone brand, sales and customer relationships may be harmed.

        Demand for our language learning software products and related services, and for consumer products and services in general, is subject to rapidly changing consumer demand and trends in consumer preferences. Therefore, our success depends upon our ability to:

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  identify, anticipate, understand and respond to these trends in a timely manner;

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  introduce appealing new products and performance features on a timely basis;

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  anticipate and meet consumer demand for additional languages and learning levels;

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  effectively position and market our products and services;

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  identify and secure cost-effective means of marketing our products to reach the appropriate consumers;

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  identify cost-effective sales distribution channels, kiosk locations and other sales outlets where interested consumers will buy our products;

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  anticipate and respond to consumer price sensitivity and pricing changes of competitive products; and

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  identify and successfully implement ways of building brand loyalty and reputation.

        A decline in consumer demand for our solutions, or any failure on our part to satisfy changing consumer preferences, could harm our business and profitability.

We depend on discretionary consumer spending in the consumer segment of our business. Continued adverse trends in general economic conditions, including retail shopping patterns, airport traffic or consumer confidence, may compromise our ability to generate revenue.

        The success of our business depends to a significant extent upon discretionary consumer spending, which is subject to a number of factors, including general economic conditions, consumer confidence, employment levels, business conditions, interest rates, availability of credit, inflation and taxation. The United States has entered into an economic downturn. Continued weak economic conditions and further adverse trends in any of these economic indicators may cause consumer spending to decline further, which could hurt our sales and profitability. We depend on the continued popularity of malls as shopping destinations and the ability of mall anchor tenants and other attractions to generate customer traffic for our retail mall-based kiosks. We also depend on continued airline travel to generate traffic for our retail kiosks located in airports. Any decrease in mall or airport traffic could adversely affect the sales from our kiosks and our profitability and financial condition. In addition, an increase in the taxation of online sales could result in reduced online purchases or reduced margins on such sales. Furthermore, consumers may defer purchases of our solutions in anticipation of new products or new versions from us or our competitors.

Intense competition in our industry may hinder our ability to generate revenue and may hurt our margins.

        The market for foreign language learning solutions is rapidly evolving, highly fragmented and intensely competitive, and we expect both product and pricing competition to persist and intensify. Increased competition could cause reduced revenue, price reductions, reduced gross margins and loss of market share. Our competitors include Berlitz International Inc., Simon & Schuster, Inc. (Pimsleur), a subsidiary of CBS Corporation, Random House Ventures LLC (Living Language), Disney Publishing Worldwide, a subsidiary of Walt Disney Company, and McGraw-Hill Education, a subsidiary of The McGraw-Hill Companies. Many of our current and potential competitors have longer operating histories and substantially greater financial, technical, sales, marketing and other resources than we do, as well as greater name recognition worldwide. The resources of these competitors also may enable them to respond more rapidly to new or emerging technologies and changes in customer requirements, reduce prices to win new customers and offer free language learning software or online services. We may not be able to compete successfully against current or future competitors.

        As the market for foreign language solutions continues to develop, a number of other companies with greater resources than ours could attempt to enter the market or increase their presence by acquiring or forming strategic alliances with our competitors or our distributors or by introducing their own competing products. These companies and their products may be superior to any of our current competition. We may not have the financial resources, technical expertise, marketing, distribution or support capabilities to compete effectively with any of these new entrants to the market.

        As we expand into foreign markets, we expect that we will experience competition from local foreign language learning companies that have strong brand recognition and more experience in selling to local consumers and a better understanding of local marketing, sales channels and consumer preferences.

        Our success will depend on our ability to adapt to these competitive forces, to adapt to technological advances, to develop more advanced products more rapidly and less expensively than our competitors, to continue to develop an international sales network, to adapt to changing consumer preferences and to educate potential customers about the benefits of using our solutions rather than our competitors' products and services. Existing or new competitors could introduce new products and services with superior features and functionality at lower prices. This could impair our ability to sell our products and services.

Demand for paid language learning solutions such as ours could decline if effective language learning solutions become available for free.

        Presently there are a number of free online language websites offering limited vocabulary lists and grammar explanations and tips. Many of these websites offer free language practice opportunities with other language learners. In addition, there are some online services offering limited free lessons, learning tools and social interaction in foreign languages. If these free products become more sophisticated and competitive or gain widespread acceptance by the public, demand for our solutions could decline. In addition, government agencies have from time to time evaluated programs offering free language learning solutions. If government agencies implement such initiatives, our business and financial results may be harmed.

Our future growth and profitability will depend in large part upon the effectiveness and efficiency of our marketing expenditures.

        Our future growth and profitability will depend in large part upon the effectiveness and efficiency of our marketing expenditures, including our ability to:

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  create greater awareness of our brands and our language learning solutions;

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  select the right market, media and specific media vehicle in which to advertise;

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  identify the most effective and efficient level of spending in each market, media and specific media vehicle;

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  determine the appropriate creative message and media mix for advertising, marketing and promotional expenditures;

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  effectively manage marketing costs, including creative and media expenses, in order to maintain acceptable customer acquisition costs;

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  drive traffic to our websites, call centers, kiosks and distribution channels; and

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  convert customer inquiries into actual orders.

        Our planned marketing expenditures may not result in increased revenue or generate sufficient levels of product and brand name awareness, and we may not be able to increase our net sales at the same rate as we increase our advertising expenditures.

        Much of our radio, television and print advertising has been through the purchase of "remnant" advertising segments. These segments are random time slots and publication dates that have remained unsold and are offered at discounts to advertisers who are willing to be flexible with respect to time slots. There is a limited supply of this type of advertising and the availability of such advertising may decline or the cost of such advertising may increase. In addition, if we increase our marketing budget we cannot assure you that we can increase the amount of remnant advertising at the discounted prices we have obtained in the past. If any of these events occur, we may be forced to purchase time slots and publication dates at higher prices, which will increase our costs.

Our business depends on our Rosetta Stone brand, and if we are not able to maintain and enhance our brand, our business and operating results may be harmed.

        We believe that market awareness of our Rosetta Stone brand in the United States has contributed significantly to the success of our business. We also believe that maintaining and enhancing the Rosetta Stone brand is critical to maintaining our competitive advantage. As we continue to grow in size, expand our products and services and extend our geographic reach, maintaining the quality and consistency of our language learning solutions, and thus the quality of our brand, may be more difficult. In addition, software piracy and trademark infringement may harm our Rosetta Stone brand by undermining our reputation for quality software programs.

We depend on search engines and other online sources to attract visitors to our websites, and if we are unable to attract these visitors and convert them into customers in a cost-effective manner, our business and financial results may be harmed.

        Our success depends on our ability to attract online consumers to our websites and convert them into customers in a cost-effective manner. We depend, in part, on search engines and other online sources for our website traffic. We are included in search results as a result of both paid search listings, where we purchase specific search terms that will result in the inclusion of our listing, and algorithmic searches that depend upon the searchable content on our sites. Search engines and other online sources revise their algorithms from time to time in an attempt to optimize their search results.

        If one or more of the search engines or other online sources on which we rely for website traffic were to modify its general methodology for how it displays our websites, resulting in fewer consumers clicking through to our websites, our sales could suffer. If any free search engine on which we rely begins charging fees for listing or placement, or if one or more of the search engines or other online sources on which we rely for purchased listings, modifies or terminates its relationship with us, our expenses could rise, we could lose customers and traffic to our websites could decrease.

Our expansion into international markets may not succeed and imposes special risks.

        International sales accounted for approximately 5% of our revenue both for the year ended December 31, 2007 and for the nine months ended September 30, 2008. Our business strategy contemplates continued expansion into international markets. We are currently expanding our direct sales channels in Europe and Asia through our offices in London and Tokyo. In addition, we are expanding our indirect sales channels in Europe, Asia and Latin America through retailer and distributor arrangements with third parties. If we are unable to expand our international operations successfully and in a timely manner, our ability to pursue our growth strategy will be impaired. Such expansion may be more difficult or take longer than we anticipate, and we may not be able to successfully market, sell, deliver and support our products and services internationally.

        Our international operations and our efforts to increase sales in international markets are subject to a number of risks that are in addition to or different than those affecting our U.S. operations, including:

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  difficulty in staffing and managing geographically dispersed operations and culturally diverse work forces and increased travel, infrastructure and legal compliance costs associated with multiple international locations;

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  competition from local foreign language software providers and preferences for local products in some regions;

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  expenses associated with customizing products, support services and websites for foreign countries;

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  inability to identify an effective and efficient level of advertising, marketing and promotional expenditures in order to maintain acceptable customer acquisition costs;

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  difficulties with providing appropriate and appealing products to suit consumer preferences and capabilities in these markets, such as the potential need to customize English language software solutions for local markets;

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  difficulties with establishing successful kiosk sales channels;

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  inability to successfully develop relationships with significant retailers and distributors;

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  potential political and economic instability in some regions;

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  potential unpredictable changes in foreign government regulations;

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  legal and cultural differences in the conduct of business;

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  import and export license requirements, tariffs, taxes and other trade barriers;

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  inflation and fluctuations in currency exchange rates;

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  potentially adverse tax consequences;

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  difficulties in enforcing contracts and collecting accounts receivable, and longer payment cycles, especially in emerging markets;

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  the burden and difficulties in complying with a wide variety of U.S. and foreign laws, regulations, trade standards, treaties and technical standards, including the Foreign Corrupt Practices Act;

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  difficulty in protecting our intellectual property and the high incidence of software piracy in some regions;

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  costs and delays in downsizing foreign work forces as a result of differing employment and other laws;

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  protectionist laws and business practices that favor local competitors; and

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  uncertainty regarding liability for information retrieved and replicated in foreign countries.

        The effects of any of the risks described above could reduce our future revenue from our international operations and could harm our overall business, revenue and financial results.

Our expansion into new web-based services may not succeed and may harm our business, financial results and reputation.

        We are developing new web-based services that extend our existing language learning solutions with opportunities for practice including with dedicated language conversation coaches and other language learners to increase language socialization. We expect to provide these web-based services primarily as a bundle with our software and audio offerings. At the same time, we expect to provide augmented, free peer-to-peer language practice, building on our existing success with www.sharedtalk.com. We will devote capital, personnel and management attention to developing these new services. These services will present new management and marketing challenges that differ from the challenges we face in our existing business. We cannot assure you that these services will be successful or that they will be profitable, or if they are profitable, that they will provide an adequate return on capital expended. If we are not successful in developing these new services, our business, financial results and reputation may be harmed.

Product returns could exceed our estimates, which would diminish our reported revenue.

        We offer consumers who purchase our packaged software and audio practice products directly from us an unconditional full money-back six-month guarantee. We also permit some of our retailers and distributors to return packaged products, subject to limitations. For the year ended December 31,

2007, sales returns were approximately 6.9% of total revenue. We establish revenue reserves for packaged product returns based on historical experience, estimated channel inventory levels and the timing of new product introductions and other factors. If packaged product returns exceed our reserve estimates, the excess would offset reported revenue, which could hurt our reported financial results.

If the recognition by schools and other institutions of the value of technology-based education does not continue to grow, our ability to generate revenue from institutions could be impaired.

        Our success depends in part upon the continued adoption by institutions and potential customers of technology-based education initiatives. Some academics and educators oppose online education in principle and have expressed concerns regarding the perceived loss of control over the education process that can result from offering courses online. If the acceptance of technology-based education does not grow our ability to continue to grow our institutional business could be impaired.

If there are changes in the spending policies or budget priorities for government funding of colleges, universities, schools, other education providers, armed forces or government agencies, we could lose revenue.

        Many of our institutional customers are colleges, universities, primary and secondary schools, other education providers, armed forces and government agencies who depend substantially on government funding. Accordingly, any general decrease, delay or change in federal, state or local funding for colleges, universities, primary and secondary schools, or other education providers or for armed forces or government agencies that use our products and services could cause our current and potential customers to reduce their purchases of our products and services, to exercise their right to terminate licenses, or to decide not to renew licenses, any of which could cause us to lose revenue. In addition, a specific reduction in governmental funding support for products such as ours would also cause us to lose revenue and could hurt our overall gross margins.

Some of our institutional business faces a lengthy and unpredictable sales cycle for our solutions, which could delay new sales.

        We face a lengthy sales cycle between our initial contact with some potential institutional customers and the signing of license agreements with these customers. As a result of this lengthy sales cycle, we have only a limited ability to forecast the timing of such institutional sales. A delay in or failure to complete license transactions could cause us to lose revenue, and could cause our financial results to vary significantly from quarter to quarter. Our sales cycle varies widely, reflecting differences in our potential institutional customers' decision-making processes, procurement requirements and budget cycles, and is subject to significant risks over which we have little or no control, including:

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  customers' budgetary constraints and priorities;

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  the timing of our customers' budget cycles;

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  the need by some customers for lengthy evaluations that often include both their administrators and faculties; and

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  the length and timing of customers' approval processes.

If we are unable to continually enhance our products and services and adapt them to technological changes and customer needs, including the emergence of new computing devices and more sophisticated online services, we may lose market share and revenue and our business could suffer.

        We need to anticipate, develop and introduce new products, services and applications on a timely and cost-effective basis that keeps pace with technological developments and changing customer needs. For example, the number of individuals who access the internet through devices other than a personal computer, such as personal digital assistants, mobile telephones, televisions and set-top box devices, has increased dramatically, and this trend is likely to continue. Our products and services were designed for rich, graphical environments such as those available on desktop and laptop computers. The lower resolution, functionality and memory associated with alternative devices currently available may make the use of our products and services through such devices difficult. Because each manufacturer or distributor may establish unique technical standards for its devices, our products and services may not work or be viewable on these devices. We have no experience to date in operating versions of our products and services developed or optimized for users of alternative devices, and new devices and new platforms are continually being released. Accordingly, it is difficult to predict the problems we may encounter in developing versions of our products and services for use on these alternative devices, and we may need to devote significant resources to the creation, support and maintenance of such versions. If we fail to develop or sell products and services that respond to these or other technological developments and changing customer needs cost effectively, we may lose market share and revenue and our business could suffer.

If we fail to manage our growth effectively, we may experience difficulty in filling purchase orders, declines in product and service quality and customer satisfaction, increased costs or disruption in our operations.

        We have experienced rapid growth in our business in recent periods, which has strained our managerial, operational, financial and other resources. Our total revenue increased from $48.4 million for the year ended December 31, 2005 for our Predecessor to $137.3 million for the year ended December 31, 2007. From December 31, 2005 to September 30, 2008, we increased the number of our employees from approximately 380 to 1,209, and increased the number of kiosks selling our products from 47 to 161.

        We anticipate that continued growth of our operations will be required to satisfy increasing consumer and institutional demand and to avail ourselves of new market opportunities. The expanding scope of our business and growth in the number of our employees, customers and sales locations will continue to place a significant strain on our management team, information technology systems and other resources. To properly manage our growth, we need to hire and retain personnel, upgrade our existing operational, management and financial and reporting systems, including warehouse management and inventory control, improve our business processes and controls and identify and develop relationships with additional retailers and distributors. We may also be required to expand our distribution facilities and our operational facilities or add new facilities, which could require significant capital expenditures. Failure to effectively manage our growth in a cost-effective manner could result in difficulty in filling purchase orders, declines in product and service quality and customer satisfaction, increased costs or disruption of our operations.

        Our rapid growth also makes it difficult for us to adequately predict the expenditures we will need to make in the future. If we do not make the necessary overhead expenditures to accommodate our future growth, we may not be successful in executing our growth strategy.

Our revenue is subject to seasonal and quarterly variations, which could cause our financial results to fluctuate significantly.

        We have experienced, and we believe we will continue to experience, substantial seasonal and quarterly variations in our revenue and net income. These variations are primarily related to increased sales of our products and services to consumers in the fourth quarter during the holiday selling season as well as higher sales to governmental and educational institutions in the second and third quarters. We sell to a significant number of our retailers, distributors and institutional customers on a purchase order basis and we receive orders when these customers need products and services. As a result, their orders are typically not evenly distributed throughout the year. Our quarterly results of operations also may fluctuate significantly as a result of a variety of other factors, including the timing of holidays and advertising initiatives, changes in our products, services and advertising initiatives and changes in those of our competitors. Budgetary constraints of our institutional customers may also cause our quarterly results to fluctuate.

        As a result of these seasonal and quarterly fluctuations, we believe that comparisons of our results of operations between different quarters are not necessarily meaningful and that these comparisons are not reliable as indicators of our future performance. In addition, these fluctuations could result in volatility and adversely affect our cash flows. As our business grows, these seasonal fluctuations may become more pronounced. Any seasonal or quarterly fluctuations that we report in the future may differ from the expectations of market analysts and investors. This could cause the price of our common stock to fluctuate significantly.

Because a significant portion of our sales are made to or through retailers and distributors, none of which have any obligation to sell our products, the failure or inability of these parties to sell our products effectively could hurt our revenue growth and profitability.

        We rely on retailers and distributors, together with our direct sales force, to sell our products. Our sales to retailers are highly concentrated on a small group, including Amazon.com, Apple, Barnes & Noble and Borders. We expect that our arrangements with these retailers and distributors will continue to generate significant revenue for us. Sales to or through our retailers and distributors accounted for approximately 11% of our revenue for the period from January 4, 2006 through December 31, 2006, 15% of our revenue for the year ended December 31, 2007, and 15% of our revenue for the nine month period ended September 30, 2008.

        We have no control over the amount of products that these retailers purchase from us or sell on our behalf, we do not have long-term contracts with any of them, and they have no obligation to offer or sell our products or to give us any particular shelf space or product placement within their stores. Thus, there is no guarantee that this source of revenue will continue at the same level as it has in the past or that these retailers will not promote competitors' products over our products or enter into exclusive relationships with competitors. Any material adverse change in the principal commercial terms, material decrease in the volume of sales generated by our larger retailers or distributors or major disruption or termination of a relationship with these retailers and distributors could result in a potentially significant decline in our revenue and profitability. Furthermore, product display locations and promotional activities that retailers undertake can affect the sales of our products. The fact that we also sell our products directly could cause retailers or distributors to reduce their efforts to promote our products or stop selling our products altogether. In addition, if one or more of such retailers or distributors were unable to meet their obligations with respect to accounts payable to us, we could be forced to write off such accounts.

Substantially all of our inventory is located in one warehouse facility. Any damage or disruption at this facility could cause significant financial loss, cause us to lose revenue and harm our reputation.

        Substantially all of our inventory is located in one warehouse facility. We could experience significant interruption in the operation of this facility or damage or destruction of our inventory due to natural disasters, accidents, failures of the inventory locator or automated packing and shipping systems or other events. If a material portion of our inventory were to be damaged or destroyed, we might be unable to meet our contractual obligations which could cause us significant financial loss, cause us to lose revenue and harm our reputation.

The loss of key personnel or the failure to attract and retain highly qualified personnel could compromise our ability to effectively manage our business and pursue our growth strategy.

        Our future performance depends on the continued service of our key technical, development, sales, services and management personnel. We rely on our executive officers and senior management to execute our existing business plans and to identify and pursue new opportunities. We rely on our technical and development personnel for product innovation. We generally do not have employment agreements with our personnel and, therefore, they could terminate their employment with us at any time. The loss of key employees could result in significant disruptions to our business, and the integration of replacement personnel could be costly and time consuming, could cause additional disruptions to our business, and could be unsuccessful. We do not carry key person life insurance covering any of our employees.

        Our future success also depends on our continued ability to attract and retain highly qualified technical, development, sales, services and management personnel. Competition for such personnel is intense, and we may fail to retain our key employees or attract or retain other highly qualified personnel in the future. Many of our employees are located in Harrisonburg, Virginia, a city that does not have a large pool of qualified replacement personnel. The lack of qualified local replacement personnel may make it more difficult to quickly find replacement personnel and may increase the costs of identifying and relocating replacement personnel to Harrisonburg.

        In addition, wage inflation and the cost of retaining our key personnel in the face of competition for such personnel may increase our costs faster than we can offset these costs with increased prices or increased sales volume.

If we are unable to hire, train, motivate and retain sales personnel to staff our kiosks, or to identify suitable locations and negotiate site licenses on acceptable terms, we could lose revenue, our costs could increase and profitability could decline.

        As of December 31, 2005, we had 47 kiosks selling our products directly to consumers. As of September 30, 2008, we had increased the number of kiosks selling our products to 161. In order to successfully grow this sales channel we must be able to hire, train, motivate and retain sales personnel to staff these kiosks. These kiosks are small and widely dispersed, and, as such, are operated without substantial hands-on management or oversight by us. As a result, we depend on our kiosk sales personnel to effectively manage sales, customer issues and reporting of financial transactions from these kiosks. The opening and success of new kiosks will depend upon various additional factors, including our ability to identify suitable locations and our ability to negotiate site licenses on acceptable terms and labor costs. Specifically, we must identify and negotiate cost-effective site licenses for kiosk locations that will generate sufficient consumer demand. Many of these site licenses contain terms and conditions that are highly favorable to licensors including allowing licensors to cancel them on short notice, sometimes as little as thirty days, and broad indemnification terms in favor of licensors. If competition for kiosk space increases, license rates may increase and other terms may become even less favorable to us, resulting in lower profitability. Our failure to properly manage the expansion of this sales channel could cause us to lose revenue and increase our expenses.

Failure to maintain the availability of the systems, networks, databases and software required to operate and deliver our internet-based products and services could damage our reputation and cause us to lose revenue.

        We rely on internal systems and external systems, networks and databases maintained by us and third-party providers to process customer orders; handle customer service requests; and host and deliver our internet-based language learning solutions and our SharedTalk online peer-to-peer collaborative and interactive community. Any damage, interruption or failure of our systems, networks and databases could prevent us from processing customer orders and result in degradation or interruptions in delivery of our products and services. Notwithstanding our efforts to protect against interruptions in the availability of our e-commerce websites and internet-based products and services, we do occasionally experience unplanned outages or technical difficulties. In addition, we do not have complete redundancy for all of our systems. We do not maintain real-time back-up of all of our data, and in the event of system disruptions, we could experience loss of data which could cause us to lose customers and could harm our reputation and cause us to face unexpected liabilities and expenses. If we continue to expand our business, we will put additional strains on these systems. We may also need to grow, reconfigure or relocate our data centers in response to changing business needs, which may be costly and lead to unplanned disruptions of service.

Our possession and use of personal information presents risks and expenses that could harm our business. Unauthorized disclosure or manipulation of such data, whether through breach of our network security or otherwise, could expose us to costly litigation and damage our reputation.

        Maintaining our network security is of critical importance because our online e-commerce systems and our online administration tools for our institutional business store proprietary and confidential customer, employee and other sensitive data, such as names, addresses, other personal information and credit card numbers. We and our vendors use commercially available encryption technology to transmit personal information when taking orders. We use security and business controls to limit access and use of personal information. However, third parties may be able to circumvent these security and business measures by developing and deploying viruses, worms and other malicious software programs that are designed to attack or attempt to infiltrate our systems and networks. In addition, employee error, malfeasance or other errors in the storage, use or transmission of personal information could result in a breach of customer or employee privacy. We employ contractors, temporary and part-time employees who may have access to the personal information of customers and employees. It is possible such individuals could circumvent our controls, which could result in a breach of customer or employee privacy.

        Possession and use of personal information in conducting our business subjects us to legislative and regulatory burdens that could require notification of data breach, restrict our use of personal information and hinder our ability to acquire new customers or market to existing customers. We have incurred, and will continue to incur, expenses to comply with privacy and security standards and protocols imposed by law, regulation, industry standards or contractual obligations.

        If third parties improperly obtain and use the personal information of our customers or employees, we may be required to expend significant resources to resolve these problems. A major breach of our network security and systems could have serious negative consequences for our businesses, including possible fines, penalties and damages, reduced customer demand for our products and services, harm to our reputation and brand and loss of our ability to accept and process customer credit card orders.

We are exposed to risks associated with credit card and payment fraud and with credit card processing, which could cause us to lose revenue.

        Many of our customers use credit cards or automated payment systems to pay for our products and services. We have suffered losses, and may continue to suffer losses, as a result of orders placed with fraudulent credit cards or other fraudulent payment data. For example, under current credit card practices, we may be liable for fraudulent credit card transactions if we do not obtain a cardholder's signature, a frequent practice in internet sales. We employ technology solutions to help us detect fraudulent transactions. However, the failure to detect or control payment fraud could cause us to lose sales and revenue.

Any significant interruptions in the operations of our call center or third-party call centers could cause us to lose sales and disrupt our ability to process orders and deliver our solutions in a timely manner.

        We rely on both an in-house call center and third-party call centers to sell our solutions, respond to customer service and technical support requests and process orders. Any significant interruption in the operation of these facilities, including an interruption caused by our failure to successfully expand or upgrade our systems or to manage these expansions or upgrades, could reduce our ability to receive and process orders and provide products and services, which could result in lost and cancelled sales and damage to our brand and reputation.

        As we grow, we will need more capacity from those existing call centers or we will need to identify and contract with new call centers. We may not be able to continue to locate and contract for call center capacity on favorable terms, or at all. Additionally, the rates those call centers charge us may increase or those call centers may not continue to provide service at the current levels.

        We structure our marketing and advertising to drive potential customers to our call centers and websites to purchase our solutions. If our call center operators do not convert inquiries into sales at expected rates, our ability to generate revenue could be impaired. Training and retaining qualified call center operators is challenging due to the expansion of our product and service offerings and the seasonality of our business. If we do not adequately train our call center operators, they will not convert inquiries into sales at an acceptable rate.

        Our call center employs a large number of personnel and historically has been subject to a high turnover rate among employees. We may have to terminate employees from time to time as our business changes and labor demands shift among our facilities. Any significant increase in labor costs, deterioration of employee relations, slowdowns or work stoppages at any of our locations, employee turnover or otherwise, could harm our business and profitability. In addition, high employee turnover could increase our exposure to employee-related litigation. Likewise, the third-party call centers we utilize face similar issues.

If any of our products contain defects or errors or if new product releases or services are delayed, our reputation could be harmed, resulting in significant costs to us and impairing our ability to sell our solutions.

        If our products contain defects, errors or security vulnerabilities, our reputation could be harmed, which could result in significant costs to us and impair our ability to sell our products in the future. In the past, we have encountered product development delays due to errors or defects. We would expect that, despite our testing, errors will be found in new products and product enhancements in the future. Significant errors in our products or services could lead to, among other things:

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  delays in or loss of market acceptance of our products and services;

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  diversion of our resources;

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  a lower rate of license renewals or upgrades for consumer and institutional customers;

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  injury to our reputation; or

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  increased service expenses or payment of damages.

        In addition, we could face claims for product liability, tort or breach of warranty. Our contracts with customers contain provisions relating to warranty disclaimers and liability limitations, which may not be upheld. Defending a lawsuit, regardless of its merit, is costly and may divert management's attention and adversely affect the market's perception of us and our products and services. In addition, if our business liability insurance coverage proves inadequate or future coverage is unavailable on acceptable terms, or at all, we could face significant financial losses.

Our sales to U.S. government agencies and armed forces subject us to special risks that could adversely affect our business.

        In 2007, we derived approximately 5% of our revenue from sales to U.S. government agencies and armed forces. Government sales entail a variety of risks including:

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  government contracts are subject to the approval of appropriations by the United States Congress to fund the expenditures by the agencies under these contracts. Congress often appropriates funds for government agencies on a yearly basis, even though their contracts may call for performance over a number of years;

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  our products and services are included on a General Services Administration, or GSA, schedule. The loss of the GSA schedule covering our software products and related services could cause us to lose our ability to sell our products and services to U.S. government customers;

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  we must comply with complex federal procurement laws and regulations in connection with government contracts, which may impose added costs on our business; and

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  federal government contracts contain provisions and are subject to laws and regulations that provide government customers with rights and remedies not typically found in commercial contracts. These rights and remedies allow government clients, among other things, to terminate existing contracts, with short notice, for convenience without cause; reduce or modify contracts or subcontracts; and claim rights in products, systems, and technology produced by us.

If we fail to effectively upgrade our information technology systems, we may not be able to accurately report our financial results or prevent fraud.

        As part of our efforts to continue improving our internal control over financial reporting, we plan to continue to upgrade our existing financial information technology systems in order to automate several controls that are currently performed manually. We may experience difficulties in transitioning to these upgraded systems, including loss of data and decreases in productivity, as personnel become familiar with new systems. In addition, our management information systems will require modification and refinement as we grow and as our business needs change, which could prolong difficulties we experience with systems transitions, and we may not always employ the most effective systems for our purposes. If we experience difficulties in implementing new or upgraded information systems or experience significant system failures, or if we are unable to successfully modify our management information systems or respond to changes in our business needs, we may not be able to effectively manage our business and we may fail to meet our reporting obligations. In addition, as a result of the automation of these manual processes, the data produced may cause us to question the accuracy of previously reported financial results.

Our software products must interoperate with computer operating systems of our institutional customers. If we are unable to ensure that our products interoperate properly with institutional customer systems, our business could be harmed.

        Our products must interoperate with our institutional customers' computer systems, including student learning management systems. As a result, we must continually ensure that our products interoperate properly with these systems. Changes in operating systems, the technologies we incorporate into our products or the computer systems our institutional customers use may damage our business.

As our product and service offerings become more complex our reported revenue may become less predictable.

        Our planned expansion of products and services will generate more varied sources of revenue than our existing business. The accounting policies that apply to these sources of revenue may be more complex than those that apply to our traditional products and services. In addition, we may change the manner in which we sell our software licenses, and such change could cause delays in revenue recognition in accordance with accounting standards. Under these accounting standards, even if we deliver products and services to, and collect cash from, a customer in a given fiscal period, we may be required to defer recognizing revenue from the sale of such product or service until a future period when all the conditions necessary for revenue recognition have been satisfied. Conditions that can cause delays in revenue recognition include software arrangements that have undelivered elements for which we have not yet established vendor specific objective evidence of fair value, requirements that we deliver services for significant enhancements or modifications to customize our software for a particular customer or material customer acceptance criteria.

Many of our expenses are fixed and many are based, in significant part, on our expectations of our future revenue and incurred prior to the sale of our products and services. Therefore, any significant decline in revenue for any period could have an immediate impact on our margins, net income and financial results for the period.

        Our expense levels are based, in significant part, on our estimates of future revenue and many of these expenses are fixed in the short term. As a result, we may be unable to adjust our spending in a timely manner if our revenue falls short of our expectations. Accordingly, any significant shortfall of revenue in relation to our estimates could have an immediate effect on our profitability. In addition, as our business grows, we anticipate increasing our operating expenses to expand our product development, technical support, sales and marketing and administrative organizations. Any such expansion could cause material losses to the extent we do not generate additional revenue sufficient to cover the additional expenses.

We may need to raise additional funds to pursue our growth strategy or continue our operations, and we may be unable to raise capital when needed.

        From time to time, in addition to this offering, we may seek additional equity or debt financing to provide for the capital expenditures required to finance working capital requirements, continue our expansion, develop new products and services or to make acquisitions or other investments. In addition, if our business plans change, if general economic, financial or political conditions in our markets change, or if other circumstances arise that have a material effect on our cash flow, the anticipated cash needs of our business as well as our conclusions as to the adequacy of our available sources of capital could change significantly. Any of these events or circumstances could result in significant additional funding needs, requiring us to raise additional capital. We cannot predict the timing or amount of any such capital requirements at this time. If financing is not available on satisfactory terms, or at all, we may be unable to expand our business or to develop new business at the rate desired and our results of operations may suffer.

Risks Related to Intellectual Property Rights

Protection of our intellectual property is limited, and any misuse of our intellectual property by others, including software piracy, could harm our business, reputation and competitive position.

        Our intellectual property is important to our success. We believe our trademarks, copyrights, trade secrets, pending patents, trade dress and designs are valuable and integral to our success and competitive position. To protect our proprietary rights, we rely on a combination of copyrights, trademarks, trade secret laws, confidentiality procedures, contractual provisions and technical measures.

        We have several patent applications on file. However, we do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims. Even if patents are issued from our patent applications, which is not certain, they may be contested, circumvented or invalidated in the future. Moreover, the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages, and, as with any technology, competitors may be able to develop similar or superior technologies to our own now or in the future. In addition, we have not emphasized patents as a source of significant competitive advantage and have instead sought to primarily protect our proprietary rights under laws affording protection for trade secrets, copyright and trademark protection of our products, brands, trademarks and other intellectual property where available and appropriate. However, all of these measures afford only limited protection and may be challenged, invalidated or circumvented by third parties. In addition, these protections may not be adequate to prevent our competitors or customers from copying or reverse-engineering our products. Third parties could copy all or portions of our products or otherwise obtain, use, distribute and sell our proprietary information without authorization. Third parties may also develop similar or superior technology independently by designing around our intellectual property, which would decrease demand for our products. In addition, our patents may not provide us with any competitive advantages and the patents of others may seriously impede our ability to conduct our business.

        We protect our products, trade secrets and proprietary information, in part, by requiring all of our employees to enter into agreements providing for the maintenance of confidentiality and the assignment of rights to inventions made by them while employed by us. We also enter into non-disclosure agreements with our technical consultants, customers, vendors and resellers to protect our confidential and proprietary information. We cannot assure you that our confidentiality agreements with our employees, consultants and other third parties will not be breached, that we will be able to effectively enforce these agreements, that we will have adequate remedies for any breach, or that our trade secrets and other proprietary information will not be disclosed or will otherwise be protected.

        We rely on contractual and license agreements with third parties in connection with their use of our products and technology. There is no guarantee that such parties will abide by the terms of such agreements or that we will be able to adequately enforce our rights, in part because we rely, in many instances, on "click-wrap" and "shrink-wrap" licenses, which are not negotiated or signed by individual licensees. Accordingly, some provisions of our licenses, including provisions protecting against unauthorized use, copying, transfer, resale and disclosure of the licensed software program, may be unenforceable under the laws of several jurisdictions.

        Protection of trade secret and other intellectual property rights in the markets in which we operate and compete is highly uncertain and may involve complex legal questions. The laws of countries in which we operate may afford little or no protection to our trade secrets and other intellectual property rights. Although we defend our intellectual property rights and combat unlicensed copying and use of software and intellectual property rights through a variety of techniques, preventing unauthorized use or infringement of our intellectual property rights is inherently difficult. Despite our enforcement efforts against software piracy, we lose significant revenue due to illegal use of our software. If piracy activities increase, it may further harm our business.

        We also expect that the more successful we are, the more likely that competitors will try to illegally use our proprietary information and develop products that are similar to ours, which may infringe on our proprietary rights. In addition, we could potentially lose future trade secret protection for our source code if any unauthorized disclosure of such code occurs. The loss of future trade secret protection could make it easier for third parties to compete with our products by copying functionality. In addition, any changes in, or unexpected interpretations of, the trade secret and other intellectual property laws in any country in which we operate may compromise our ability to enforce our trade secret and intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our confidential information and trade secret protection. If we are unable to protect our proprietary rights or if third parties independently develop or gain access to our or similar technologies, our business, revenue, reputation and competitive position could be harmed.

Third-party use of our trademarks as keywords in internet search engine advertising programs may direct potential customers to competitors' websites, which could harm our reputation and cause us to lose sales.

        Competitors and other third parties purchase our trademarks and confusingly similar terms as keywords in internet search engine advertising programs and in the header and text of the resulting sponsored link advertisements in order to divert potential customers to their websites. Preventing such unauthorized use is inherently difficult. In addition, the judicial precedent on whether such activity constitutes infringement varies significantly within the United States and in other countries. If we are unable to protect our trademarks and confusingly similar terms from such unauthorized use, competitors and other third parties will continue to drive potential online customers away from our websites to competing websites, which could harm our reputation and cause us to lose sales.

Our trademarks are limited in scope and geographic coverage and may not significantly distinguish us from the competition.

        We own several federal trademark registrations, including the Rosetta Stone mark, hold common law trademark rights and have federal trademark applications pending in the United States and abroad for additional trademarks. Even if federal registrations are granted to us, our trademark rights may be challenged. It is also possible that our competitors will adopt trademarks similar to ours, thus impeding our ability to build brand identity and possibly leading to customer confusion. In fact, various third parties have registered trademarks that are similar to ours in the United States and overseas. We could incur substantial costs in prosecuting or defending trademark infringement suits. If we fail to effectively enforce our trademark rights, our competitive position and brand recognition may be diminished.

        We have registered Rosetta Stone as a trademark for language learning in several countries. However, we have been precluded from registering this trademark in some Asian countries because third parties have previously registered the trademark or have registered similar trademarks. As a result, we have been marketing our products and services under our Rosetta World brand in some Asian countries, thus compromising our ability to build a cohesive worldwide brand identity and possibly leading to customer confusion.

We have not registered copyrights for all our products, which may limit our ability to enforce them.

        We have not registered our copyrights in all of our software, written materials, website information, designs or other copyrightable works. The United States Copyright Act automatically protects all of our copyrightable works, but without a registration we cannot enforce those copyrights against infringers or seek certain statutory remedies for any such infringement. Preventing others from copying our products, written materials and other copyrightable works is important to our overall success in the marketplace. In the event we decide to enforce any of our copyrights against infringers, we will first be required to register the relevant copyrights, and we cannot be sure that all of the material for which we seek copyright registration would be registerable in whole or in part, or that once registered, we would be successful in bringing a copyright claim against any such infringers.

We must monitor and protect our internet domain names to preserve their value. We may be unable to prevent third parties from acquiring domain names that are similar to, infringe on or otherwise decrease the value of our trademarks.

        We own several domain names that include the terms Rosetta Stone and Rosetta World. Third parties may acquire substantially similar domain names that decrease the value of our domain names and trademarks and other proprietary rights which may hurt our business. Moreover, the regulation of domain names in the United States and foreign countries is subject to change. Governing bodies could appoint additional domain name registrars or modify the requirements for holding domain names. Governing bodies could also establish additional "top-level" domains, which are the portion of the Web address that appears to the right of the "dot," such as "com," "gov" or "org." As a result, we may not maintain exclusive rights to all potentially relevant domain names in the United States or in other countries in which we conduct business, which could harm our business or reputation.

Claims that we misuse the intellectual property of others could subject us to significant liability and disrupt our business.

        We may become subject to material claims of infringement by competitors and other third parties with respect to current or future products, e-commerce and other web-related technologies, online business methods, trademarks or other proprietary rights. Our competitors, some of which may have substantially greater resources than us and have made significant investments in competing products and technologies, may have, or seek to apply for and obtain, patents, copyrights or trademarks that will prevent, limit or interfere with our ability to make, use and sell our current and future products and technologies, and we may not be successful in defending allegations of infringement of these patents, copyrights or trademarks. Further, we may not be aware of all of the patents and other intellectual property rights owned by third parties that may be potentially adverse to our interests. We may need to resort to litigation to enforce our proprietary rights or to determine the scope and validity of a third-party's patents or other proprietary rights, including whether any of our products, technologies or processes infringe the patents or other proprietary rights of third parties. We may incur substantial expenses in defending against third-party infringement claims regardless of the merit of such claims. The outcome of any such proceedings is uncertain and, if unfavorable, could force us to discontinue sales of the affected products or impose significant penalties or restrictions on our business. We do not conduct comprehensive patent searches to determine whether the technologies used in our products infringe upon patents held by others. In addition, product development is inherently uncertain in a rapidly evolving technological environment in which there may be numerous patent applications pending, many of which are confidential when filed, with regard to similar technologies.

We do not own all of the software, other technologies and content used in our products and services.

        Some of our products and services include intellectual property owned by third parties, including software that is integrated with internally developed software and a portion of our voice recognition software, which we license from the University of Colorado. From time to time we may be required to renegotiate with these third parties or negotiate with new third parties to include their technology or content in our existing products, in new versions of our existing products or in wholly new products. We may not be able to negotiate or renegotiate licenses on commercially reasonable terms, or at all, and the third-party software may not be appropriately supported, maintained or enhanced by the licensors. If we are unable to obtain the rights necessary to use or continue to use third-party technology or content in our products and services or the inability to support, maintain and enhance any software could result in increased costs, or in delays or reductions in product shipments until equivalent software could be developed, identified, licensed and integrated.

Our use of open source software could impose limitations on our ability to commercialize our products.

        We incorporate open source software into our products and may use more open source software in the future. The use of open source software is governed by license agreements. The terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products. In such event, we could be required to seek licenses from third parties in order to continue offering our products, make generally available, in source code form, proprietary code that links to certain open source modules, re-engineer our products, discontinue the sale of our products if re-engineering could not be accomplished on a cost-effective and timely basis, or become subject to other consequences. In addition, open source licenses generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. Thus, we may have little or no recourse if we become subject to infringement claims relating to the open source software or if the open source software is defective in any manner.

Risks Related to This Offering

Some of our stockholders could together exert control over our company after completion of this offering.

        As of September 30, 2008, funds affiliated with ABS Capital Partners beneficially owned in the aggregate shares representing approximately 46% of our outstanding voting power. Two managing members of the general partner of ABS Capital Partners currently serve on our board of directors. After the completion of this offering, funds affiliated with ABS Capital Partners will beneficially own in the aggregate shares representing approximately            % of our outstanding voting power, or approximately            % if the underwriters exercise their over-allotment option in full. Additionally, as of September 30, 2008, Norwest Equity Partners VIII, LP, or Norwest, beneficially owned in the aggregate shares representing approximately 30% of our outstanding voting power. One managing member of the general partner of Norwest currently serves on our board of directors. After completion of this offering, affiliates of Norwest will beneficially own in the aggregate shares representing approximately            % of our outstanding voting power, or approximately            % if the underwriters exercise their over-allotment option in full. As a result, these stockholders could together control all matters presented to our stockholders for approval, including election and removal of our directors and change of control transactions. The interests of these stockholders may not always coincide with the interests of the other holders of our common stock.

As a public company we will incur additional cost and face increased demands on our management and key employees.

        We have never operated as a public company. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as rules implemented by the Securities and Exchange Commission, or SEC, and the New York Stock Exchange, impose various requirements on public companies. Our management and other personnel will devote substantial amounts of time to these requirements. We expect these requirements to significantly increase our legal and financial compliance costs and to make some activities more time-consuming and costly. In addition, we will incur additional costs associated with our public company reporting requirements. These rules and regulations also make it more difficult and more expensive for us to obtain director and officer liability insurance. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. If our profitability is harmed by these additional costs, it could have a negative effect on the trading price of our common stock.

We have identified material weaknesses in our internal controls for the period from January 4, 2006 through December 31, 2006 and the year ended December 31, 2007 that, if not properly remediated, could result in material misstatements in our financial statements in future periods and impair our ability to comply with the accounting and reporting requirements applicable to public companies.

        In relation to our consolidated financial statements for the period from January 4, 2006 through December 31, 2006 and the year ended December 31, 2007, we identified material weaknesses in our internal controls over financial reporting in accounting for inventory, income taxes and stock-based compensation, our general computer controls and controls within our enterprise resources planning system. In addition, we identified a significant deficiency in our financial closing process. A material weakness is defined as a significant deficiency or combination of significant deficiencies, that results in a reasonable possibility that a material misstatement of our financial statements will not be prevented by our internal control over financial reporting. A significant deficiency means a control deficiency, or combination of control deficiencies, that adversely affects our ability to initiate, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of our financial statements that is more than inconsequential will not be prevented or detected by our internal control over financial reporting.

        Our independent registered public accounting firm's audit for the period from January 4, 2006 through December 31, 2006 and the year ended December 31, 2007 included consideration of internal control over financial reporting as a basis for designing their audit procedures, but not for the purpose of expressing an opinion on the effectiveness of our internal controls over financial reporting. If such an evaluation had been performed or when we are required to perform such an evaluation after we become public, additional material weaknesses, significant deficiencies and other control deficiencies may have been or may be identified. Ensuring that we have adequate internal financial and accounting controls and procedures in place to help produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be evaluated frequently. We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies relating to internal controls, which could materially adversely affect our results of operations.

        Because of these material weaknesses, there is heightened risk that a material misstatement of our annual or quarterly financial statements will not be prevented or detected. We have taken steps to remediate our material weaknesses, including hiring additional accounting and finance personnel and engaging consultants, but we cannot assure you that our efforts to remediate these internal control weaknesses will be successful or that similar material weaknesses will not recur. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Internal Control over Financial Reporting" for a discussion of the material weaknesses in our internal controls and our efforts to remediate those material weaknesses.

        Our internal growth plans will also put additional strains on our internal controls if we do not augment our resources and adapt our procedures in response to this growth. Once we become a public company, we will be required to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 regarding internal controls. In the event that we have not adequately remedied these material weaknesses, and if we fail to maintain proper and effective internal controls in future periods, we could become subject to potential review by the New York Stock Exchange, the SEC or other regulatory authorities, which could require additional financial and management resources, could result in our delisting by the New York Stock Exchange, could compromise our ability to run our business effectively and could cause investors to lose confidence in our financial reporting.

We do not know whether a market will develop for our common stock or what the market price of our common stock will be and as a result it may be difficult for you to sell your shares of our common stock.

        Before this offering, there was no public trading market for our common stock. If a market for our common stock does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at an attractive price or at all. We cannot predict the prices at which our common stock will trade. The initial public offering price for our common stock will be determined through negotiations with the underwriters and may not bear any relationship to the market price at which the common stock will trade after this offering or to any other established criteria regarding our value. It is possible that in one or more future periods our results of operations may be below the expectations of public market analysts and investors and, as a result of these and other factors, the price of our common stock may fall.

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our stock, the price of our stock could decline.

        The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not currently have and may never obtain research coverage by industry or financial analysts. If no or few analysts commence coverage of us, the trading price of our stock would likely decrease. Even if we do obtain analyst coverage, if one or more of the analysts covering our business downgrade their evaluations of our stock, the price of our stock could decline. If one or more of these analysts cease to cover our stock, we could lose visibility in the market for our stock, which in turn could cause our stock price to decline.

Sales of outstanding shares of our common stock into the market in the future could cause the market price of our common stock to drop significantly, even if our business is doing well.

        If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market, the trading price of our common stock could decline substantially. After this offering, approximately            shares of our common stock will be outstanding. Of these shares, approximately             shares of our common stock, including the            shares of our common stock sold in this offering, will be freely tradable, without restriction, in the public market. Of our outstanding shares of common stock,       are subject to 180-day contractual lockup agreements with our underwriters. Morgan Stanley & Co. Incorporated may, in its discretion, permit our directors, officers, employees and current stockholders who are subject to these contractual lockups to sell shares prior to the expiration of the lockup agreements. The lockup is subject to extension for an additional 34 days under some circumstances. See "Shares Eligible for Future Sale—Lock-Up Agreements."

        After the lockup agreements pertaining to this offering expire, up to an additional        shares will be eligible for sale in the public market,             of which are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. In addition, the        shares underlying options that are either subject to the terms of our equity compensation plans or reserved for future issuance under our equity compensation plans will become eligible for sale in the public market to the extent permitted by the provisions of various option agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline. For additional information, see "Shares Eligible for Future Sale."

You will experience immediate and substantial dilution in your investment.

        The offering price of the common stock is substantially higher than the net tangible book value per share of our common stock, which on a pro forma basis was $            as of September 30, 2008. As a result, you will experience immediate and substantial dilution in pro forma net tangible book value when you buy shares of common stock in this offering. This means that you will pay a higher price per share than the amount of our total assets, minus our total liabilities, divided by the number of outstanding shares. Holders of our common stock will experience further dilution if options or other rights to purchase our common stock that are outstanding or that we may issue in the future are exercised or converted, or if we issue additional shares of our common stock, at prices lower than our net tangible book value at such time.

Provisions in our organizational documents and in the Delaware General Corporation Law may prevent takeover attempts that could be beneficial to our stockholders.

        Provisions in our second amended and restated certificate of incorporation and second amended and restated bylaws, both of which will be effective upon the closing of this offering, and in the

Delaware General Corporation Law, may make it difficult and expensive for a third-party to pursue a takeover attempt we oppose even if a change in control of our company would be beneficial to the interests of our stockholders. Any provision of our second amended and restated certificate of incorporation or second amended and restated bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock. Our board of directors has the authority to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the powers, preferences and rights of each series without stockholder approval. The ability to issue preferred stock could discourage unsolicited acquisition proposals or make it more difficult for a third party to gain control of our company, or otherwise could adversely affect the market price of our common stock. Further, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law. This section generally prohibits us from engaging in mergers and other business combinations with stockholders that beneficially own 15% or more of our voting stock, or with their affiliates, unless our directors or stockholders approve the business combination in the prescribed manner. However, because funds affiliated with ABS Capital Partners and Norwest acquired their shares prior to this offering, Section 203 is currently inapplicable to any business combination or transaction with them or their affiliates. In addition, our second amended and restated certificate of incorporation includes a classified board of directors and requires that any action to be taken by stockholders must be taken at a duly called meeting of stockholders and may not be taken be written consent. Our second amended and restated bylaws require that any stockholder proposals or nominations for election to our board of directors must meet specific advance notice requirements and procedures, which make it more difficult for our stockholders to make proposals or director nominations.

We will retain broad discretion in using the net proceeds from this offering and may spend a substantial portion in ways with which you do not agree.

        Our management will retain broad discretion to allocate the net proceeds of this offering. The net proceeds may be applied in ways with which you and other investors in the offering may not agree, or which do not increase the value of your investment. We will use a portion of our net proceeds from this offering to repay the outstanding balance under our existing credit facilities with Madison Capital Funding LLC, or Madison Capital, which was approximately $10.8 million as of September 30, 2008. We anticipate that we will use the remainder of the net proceeds for working capital and other general corporate purposes, which may include the acquisition of other businesses, products or technologies. We have not allocated these remaining net proceeds for any specific purposes. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholders.

 SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus, including the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business," contains forward-looking statements. We may, in some cases, use words such as "project," "believe," "anticipate," "plan," "expect," "estimate," "intend," "should," "would," "could," "potentially," "will," or "may," or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Forward-looking statements in this prospectus include statements about:

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  demand for language learning software;

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  the advantages of our products, technology, brand and business model as compared to others;

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  our ability to maintain effective internal controls or to remediate material weaknesses;

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  our spending of the proceeds from this offering;

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  our cash needs and expectations regarding cash flow from operations;

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  our product development plans, including our plans to develop new web-based services and expansion of our product portfolio;

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  our plans regarding expansion of our marketing initiatives and sales force;

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  our international expansion plans;

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  our plans to increase our kiosks and retail relationships;

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  our ability to manage and grow our business and execution of our business strategy;

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  our financial performance; and

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  the costs associated with being a public company.

        Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. There are a number of important factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, which statements apply only as of the date of this prospectus. These important factors include those that we discuss in this prospectus under the caption "Risk Factors" and elsewhere. You should read these factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

 USE OF PROCEEDS

        We estimate that the net proceeds we will receive from this offering will be approximately $     million, based on the assumed initial public offering price of $    per share, which is the midpoint of the range included on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters' option to purchase additional shares in this offering is exercised, our net proceeds will not change as the entire option will be comprised of shares from the selling stockholders. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. A $1.00 increase or decrease in the assumed initial public offering price of $    per share would increase or decrease the net proceeds we receive from this offering by approximately $     million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriter discounts and commissions and estimated offering expenses payable by us.

        We expect to use a portion of the net proceeds we will receive from this offering to repay all amounts outstanding under our credit agreement with Madison Capital, which has a maturity date of January 4, 2011 and had an outstanding balance of $10.8 million and an interest rate of 5.4% as of September 30, 2008.

        We expect to use the remainder of the net proceeds as working capital for general corporate purposes. We may also use a portion of the proceeds to expand our current business through acquisitions or investments in other complementary businesses, products or technologies. We have no agreements or commitments with respect to any acquisitions at this time. We will have broad discretion in the way we use the net proceeds.

        Pending use of the net proceeds from this offering described above, we intend to invest the net proceeds in short- and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

        The Successor has never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support the operation of and to finance the growth and development of our business. We do not anticipate paying any cash dividends in the foreseeable future.

 CAPITALIZATION

        The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2008 on:

  •
  an actual basis;

  •
  a pro forma basis after giving effect to (i) the conversion of all outstanding shares of preferred stock into 11,159,780 shares of our common stock, which will occur automatically immediately prior to the closing of this offering, (ii) the issuance of             shares of our common stock on                      , 2008 to some of our key employees, including our executive officers, which number of shares is net of the shares withheld by us at the request of the recipients to satisfy their tax withholding obligations, and (iii) the payment by us of $         million on that date to federal and state taxing authorities to satisfy the tax withholding obligations of the recipients of those stock grants who elected that we withhold a portion of the shares issuable to them to satisfy their tax withholding obligations rather than paying us an equivalent amount of cash; and

  •
  a pro forma as adjusted basis to give further effect to (i) our filing of a second amended and restated certificate of incorporation, (ii) the sale by us of        shares of common stock in this offering at an assumed initial public offering price of $        per share, the midpoint of the range set forth on the cover page of this prospectus, and our receipt of the estimated net proceeds from that sale after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (iii) our use of a portion of the net proceeds to repay the outstanding balance under our credit facilities, which was approximately $10.8 million at September 30, 2008.

        You should read the following table in conjunction with the sections titled "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2008
	Actual	Pro Forma		Pro Forma as Adjusted
	(in thousands, except per share data)
Cash and cash equivalents	$27,775	$		$

Current maturities of long-term debt	$4,038	$		$

Long-term debt	$6,725	$		$
Class A, Series A-1 Convertible Preferred Stock, $0.001 par value; 269,000, 0 and 0 shares authorized, issued and outstanding actual, pro forma, and pro forma as adjusted	26,876		—
Class A, Series A-2 Convertible Preferred Stock, $0.001 par value; 178,000, 0 and 0 shares authorized, issued and outstanding actual, pro forma, and pro forma as adjusted	17,820		—
Class B Convertible Preferred Stock, $0.001 par value; 111,000, 0 and 0 shares authorized, issued and outstanding actual, pro forma, and pro forma as adjusted	11,341		—
Preferred Stock, $0.001 par value; 0, and shares authorized actual, pro forma, and pro forma as adjusted; 0, 0, and 0 shares issued and outstanding actual, pro forma, and pro forma as adjusted	—		—
Common stock, $0.00005 par value; 39,100,000, and shares authorized actual, pro forma, and pro forma as adjusted; 1,487,922, and shares issued and outstanding actual, pro forma, and pro forma as adjusted	1
Additional paid-in capital	10,112
Accumulated other comprehensive income	(113)
Accumulated income	7,481

Total stockholders' equity	73,518

Total capitalization	$84,282	$		$

        Each $1.00 increase or decrease in the assumed initial public offering price of $      per share, the midpoint of the range set forth on the cover page of this prospectus, would increase or decrease the amount of cash and cash equivalents, additional paid-in capital, total stockholders' equity and total capitalization by approximately $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

        This table excludes the following shares:

  •
  1,211,932 shares of our common stock issuable upon the exercise of options outstanding as of September 30, 2008 with a weighted average exercise price of $7.52 per share;

  •
  170,015 shares reserved for future issuance under our 2006 Stock Option Plan; and

  •
  shares reserved for future issuance under our 2008 Omnibus Incentive Plan.

 DILUTION

        If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

        Our net tangible book value as of September 30, 2008 was $27.9 million, or $18.77 per share of common stock. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of our common stock outstanding. On a pro forma basis, after giving effect to the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 11,159,780 shares of common stock immediately prior to the closing of this offering, our issuance of            shares of common stock on                         , 2008 to some of our key employees, including our executive officers, and our payment of $        on that date to federal and state taxing authorities to satisfy tax withholding obligations, our net tangible book value as of September 30, 2008 was $       million, or $       per share of common stock.

        After giving further effect to our issuance and sale of             shares of common stock in this offering, less the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2008 would have been $       million, or $       per share of common stock. This represents an immediate increase in net tangible book value per share of $      to existing stockholders and an immediate dilution of $       per share to new investors. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by a new investor. The following table illustrates the per share dilution:

Initial public offering price per share of common stock		$
Actual net tangible book value per share as of September 30, 2008	$18.77
Decrease per share attributable to conversion of preferred stock and the , 2008 stock grants and related tax withholding payments

Pro forma net tangible book value per share as of September 30, 2008
Increase per share attributable to new investors

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors		$

        If the underwriters exercise their option to purchase additional shares of our common stock in full in this offering, the pro forma as adjusted net tangible book value per share after the offering would not change since the shares for this option are all being provided by our selling stockholders and we will not receive any of the proceeds from the sale of these shares.

        If all of the outstanding options were exercised, the net tangible book value as of September 30, 2008 would have been $       million and the pro forma as adjusted net tangible book value after this offering would have been $      per share, causing dilution to new investors of $      per share.

        A $1.00 increase or decrease in the assumed initial public offering price of $      per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase or decrease our pro forma as adjusted net tangible book value as of September 30, 2008 by approximately $       million, the pro forma as adjusted net tangible book value per share after this offering by $      per share and the dilution in pro forma as adjusted net tangible book value per share to new investors

in this offering by $      per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        The following table summarizes, as of September 30, 2008, on the pro forma as adjusted basis described above, the number of shares of our common stock purchased from us, the total consideration paid to us, and the average price per share paid to us by existing stockholders and to be paid by new investors purchasing shares of our common stock in this offering.

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100%		$	100%

        A $1.00 increase or decrease in the assumed initial public offering price of $            per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase or decrease total consideration paid to us by investors participating in this offering by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        The sale of                  shares of common stock to be sold by the selling stockholders in this offering will reduce the number of shares held by existing stockholders to                   shares, or        % of the total shares outstanding, and will increase the number of shares held by investors participating in this offering to                  shares, or         % of the total shares outstanding. In addition, if the underwriters exercise their over-allotment option in full, the number of shares held by existing stockholders will be further reduced to                  shares, or        % of the total shares outstanding, and the number of shares held by investors participating in this offering will be further increased to                   shares, or        % of the total shares outstanding.

        As of September 30, 2008, there were options outstanding to purchase a total of 1,211,932 shares of common stock at a weighted average exercise price of $7.52 per share. The above discussion and table assumes no exercise of stock options outstanding as of September 30, 2008. If all of these options were exercised, our existing stockholders, including the holders of these options, would own        % of the total number of shares of our common stock outstanding upon the closing of this offering and our new investors would own        % of the total number of shares of our common stock upon the closing of this offering.

 SELECTED CONSOLIDATED FINANCIAL DATA

        The following table sets forth our selected consolidated statement of operations, balance sheet and other data for the periods indicated. The selected consolidated statement of operations data for the period from January 4, 2006 through December 31, 2006 and the year ended December 31, 2007 and the consolidated balance sheet data as of December 31, 2006 and 2007 have been derived from Rosetta Stone Inc., or the Successor, audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statement of operations data for the year ended December 31, 2005, and the period from January 1, 2006 through January 4, 2006, represent the operations of Fairfield & Sons, Ltd., or the Predecessor, which was acquired by Rosetta Stone Inc. on January 4, 2006 and have been derived from Predecessor audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial data for the Predecessor as of December 31, 2003, 2004, and 2005, and for the years ended December 31, 2003 and 2004, have been derived from Predecessor audited financial statements, which are not included in this prospectus. Our unaudited consolidated financial statements for the nine months ended September 30, 2007 and as of and for the nine months ended September 30, 2008 have been prepared on the same basis as our annual consolidated financial statements and include all adjustments, which include only normal recurring adjustments, necessary in the opinion of management for the fair presentation of this data in all material respects. Our selected consolidated financial data as of September 30, 2008 and for the nine months ended September 30, 2007 and 2008 have been derived from our unaudited Successor consolidated financial statements included elsewhere in this prospectus. This information should be read in conjunction with "Capitalization," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements contained elsewhere in this prospectus. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period, and our results for any interim period are not necessarily indicative of results for a full fiscal year.

        The Predecessor incurred transaction-related expenses during the period from January 1, 2006 through January 4, 2006 relating to the acquisition by Rosetta Stone Inc. on January 4, 2006. Included in the expenses were $5.9 million related to restricted common stock, $3.1 million in cash bonuses and $1.2 million in acquisition-related bank fees.

        The Predecessor declared cash dividends of $4,291, $6,716 and $14,324 per share in the years ended December 31, 2003, 2004 and 2005, respectively.

	Predecessor				Successor
	Year Ended December 31,			Period from January 1, through January 4, 2006	Period from January 4, through December 31, 2006		Nine Months Ended September 30,
						Year Ended December 31, 2007
	2003	2004	2005				2007	2008
	(in thousands, except per share data)
Statement of Operations Data:
Revenue	$15,496	$25,373	$48,402	$272	$91,298	$137,321	$94,313	$143,131
Cost of revenue	3,676	3,968	8,242	203	12,541	20,687	14,635	19,658

Gross margin	11,820	21,405	40,160	69	78,757	116,634	79,678	123,473

Operating expenses:
Sales and marketing	4,430	11,303	22,432	695	45,854	65,437	45,394	65,510
Research and development	1,277	1,833	2,819	41	8,117	12,893	9,524	13,308
Acquired in-process research and development	—	—	—	—	12,597	—	—	—
General and administrative	4,008	6,484	8,157	142	16,590	29,786	22,033	26,272
Transaction-related expenses	—	—	—	10,315	—	—	—	—

Total operating expenses	9,715	19,620	33,408	11,193	83,158	108,116	76,951	105,090

Income (loss) from operations	2,105	1,785	6,752	(11,124)	(4,401)	8,518	2,727	18,383
Other income and expense:
Interest income	—	84	38	—	613	673	520	423
Interest expense	—	—	—	—	(1,560)	(1,331)	(1,025)	(714)
Other (expense) income	(9)	120	134	3	60	154	186	81

Interest and other income (expense), net	(9)	204	172	3	(887)	(504)	(319)	(210)

Income (loss) before income taxes	2,096	1,989	6,924	(11,121)	(5,288)	8,014	2,408	18,173
Income tax expense (benefit)	45	66	143	—	(1,240)	5,435	2,106	9,222

Net income (loss)	2,051	1,923	6,781	(11,121)	(4,048)	2,579	302	8,951
Preferred stock accretion	—	—	—	—	(159)	(80)	(60)	—

Net income (loss) attributable to common stockholders	$2,051	$1,923	$6,781	$(11,121)	$(4,207)	$2,499	$242	$8,951

Income (loss) per share attributable to common stockholders:
Basic	$7,458	$6,993	$24,658	$(37,194)	$(3.42)	$1.91	$0.19	$6.14

Diluted	$7,458	$6,993	$24,658	$(37,194)	$(3.42)	$0.20	$0.02	$0.69

Common shares and equivalents outstanding:
Basic weighted average shares	0.275	0.275	0.275	0.299	1,230	1,310	1,278	1,458

Diluted weighted average shares	0.275	0.275	0.275	0.299	1,230	12,718	12,642	12,960

Other Data:
Adjusted EBITDA	$2,725	$2,380	$7,615	$(5,181)	$15,332	$17,768	$9,532	$24,828

Stock-based compensation included in:
Cost of revenue	$—	$—	$—	$—	$1	$2	$1	$1
Sales and marketing	—	—	—	—	59	189	99	112
Research and development	—	—	—	—	128	360	214	344
General and administrative	344	2	—	—	373	776	440	683
Transaction-related expenses	—	—	—	5,930	—	—	—	—

Total stock-based compensation expense	$344	$2	$—	$5,930	$561	$1,327	$754	$1,140

Intangible amortization included in:
Cost of revenue	$—	$—	$—	$—	$1,213	$1,227	$920	$13
Sales and marketing	—	—	—	—	4,113	3,596	2,842	2,252

Total intangible amortization expense	$—	$—	$—	$—	$5,326	$4,823	$3,762	$2,265

	Predecessor			Sucessor
	As of December 31,			As of December 31,
						As of September 30, 2008
	2003	2004	2005	2006	2007
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$1,435	$1,767	$11,738	$16,917	$21,691	$27,775
Total assets	8,355	10,752	25,620	96,754	110,376	130,622
Deferred revenue	454	1,653	6,231	8,105	12,939	16,548
Notes payable and capital lease obligation	618	741	63	15,917	13,324	10,763
Redeemable convertible preferred stock	—	—	—	4,920	5,000	—
Total stockholders' equity	6,111	6,187	8,985	53,548	58,125	73,518

        The following table presents a reconciliation of adjusted EBITDA to net income (loss), the most comparable GAAP measure, for each of the periods identified.

	Predecessor				Successor
	Year Ended December 31,			Period from January 1, through January 4, 2006	Period from January 4, through December 31, 2006		Nine Months Ended September 30,
						Year Ended December 31, 2007
	2003	2004	2005				2007	2008
	(in thousands)
Reconciliation of adjusted EBITDA to net income (loss):
Net income (loss)	$2,051	$1,923	$6,781	$(11,121)	$(4,048)	$2,579	$302	$8,951
Interest expense (income), net	—	(84)	(38)	—	947	658	505	291
Income tax expense (benefit)	45	66	143	—	(1,240)	5,435	2,106	9,222
Depreciation and amortization	285	473	729	10	6,515	7,769	5,865	5,224
Stock-based compensation	344	2	—	5,930	561	1,327	754	1,140
Acquired in-process research and development	—	—	—	—	12,597	—	—	—

Adjusted EBITDA	$2,725	$2,380	$7,615	$(5,181)	$15,332	$17,768	$9,532	$24,828

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of the factors we describe under "Risk Factors" and elsewhere in this prospectus.

Company Overview

        We are a leading provider of technology-based language learning solutions. We develop, market and sell language learning solutions consisting of software, online services and audio practice tools primarily under our Rosetta Stone brand. Our teaching method, which we call Dynamic Immersion, is designed to leverage the innate, natural language learning ability that children use to learn their native language. Our courses are based on our proprietary interactive technologies and pedagogical content and utilize a sophisticated sequencing of images, text and sounds to teach a new language without translation or grammar explanation. We believe our award-winning solutions provide an effective, convenient and fun way to learn languages. We currently offer our self-study language learning solutions in 31 languages. Our customers include individuals, educational institutions, armed forces, government agencies and corporations.

        The strength and breadth of our solutions have allowed us to develop a business model that we believe distinguishes us from other language learning companies. Our scalable technology platform and our proprietary content can be deployed across many languages, which has enabled us to cost-effectively develop a broad product portfolio. We have a multi-channel marketing and distribution strategy that directly targets customers, utilizing print, online, television and radio advertising, public relations initiatives and our branded kiosks. Approximately 85% of our revenue in 2007 was generated through our direct sales channels, which include our call centers, websites, institutional sales force and kiosks. We also distribute our solutions through select retailers such as Amazon.com, Apple, Barnes & Noble and Borders.

        We generate revenue primarily from sales of packaged software and audio practice products and online software subscriptions. Our continued growth depends, in part, on our ability to maintain strong brand recognition in order to generate sales from new customers. We continuously balance our need to achieve short-term financial goals with the equally critical need to invest in our products, our brand and our infrastructure to ensure our future success. In making decisions about spending levels in our various functional organizations, we consider many factors, including:

  •
  our ability to expand our presence and penetration of existing markets;

  •
  the extent to which we can sell new products and services to existing customers;

  •
  our success in expanding our brand;

  •
  the evolution of our product and service offerings; and

  •
  our ability to expand our presence and reach geographically.

        We believe the primary factors that affect our financial performance include the following:

  •
  customer acceptance of our product and service offerings;

  •
  continued product and service innovation;

  •
  average revenue per customer;

  •
  direct marketing variables, including:

  •
  print, television and radio media discounts and rates;

  •
  the relevance of our advertising;

  •
  online pay-per-click and other online advertising rates;

  •
  internal and external call center conversion rates; and

  •
  website traffic and conversion rates;

  •
  customer brand loyalty;

  •
  the number and quality of our kiosk locations;

  •
  our presence in international markets; and

  •
  cross-channel management of consumer and institutional markets.

        We believe that our multi-channel marketing and distribution models are fundamental to our success. Specifically, we focus on educating customers about the many benefits of our products and services by leveraging our advertising and kiosk network in order to drive website and call center traffic.

Fairfield Acquisition

        On January 4, 2006, Rosetta Stone Inc., or the Successor, acquired all of the outstanding stock of Fairfield & Sons, Ltd., along with its wholly owned United Kingdom subsidiary, Fairfield & Sons, Limited, or collectively the Predecessor. After the acquisition, we changed the names of Fairfield & Sons, Ltd. and Fairfield & Sons, Limited to Rosetta Stone Ltd. and Rosetta Stone (UK) Limited, respectively. The results of acquired operations are included in our consolidated results of operations subsequent to the closing of the Predecessor's accounting records on January 4, 2006. Rosetta Stone Inc. had no operations prior to that acquisition.

        Fairfield & Sons, Ltd. developed, marketed and sold a suite of language learning software products under the Rosetta Stone brand name. As a result of the acquisition of all of the stock of Fairfield & Sons, Ltd., we acquired all of the assets and assumed all of the liabilities of the Predecessor. Those assets included intellectual property, trade receivables, inventory, contracts, equipment and other tangible personal property and those liabilities included trade payables, accrued expenses and future customer support and services. We paid a total purchase price of approximately $79.1 million for the net assets acquired.

        We recorded amortizable intangibles associated with the acquisition related to acquired software technology, as well as existing trade names and trademarks, core technology and customer relationships. The estimated lives of the acquired technology and customer relationships was between 18 and 36 months. The intangible assets associated with the trade names and trademarks have an indefinite useful life. We compute amortization of intangible assets that do not have an indefinite life on a straight-line basis over the estimated useful life of the assets. We test goodwill and intangible assets that have an indefinite life annually for impairment.

        A summary of the fair value of assets acquired and liabilities assumed in the acquisition is as follows (in thousands):

Tangible assets:
Assets—current	$21,874
Assets—non-current	4,742
Intangible assets:
Intangible assets	36,396
Goodwill	34,199

Total assets acquired	97,211
Liabilities assumed	(18,106)

Net assets acquired	$79,105

Components of Our Statement of Operations

    Revenue

        We derive revenue from sales of language learning solutions consisting of packaged software and audio practice products and online software subscriptions. Revenue is presented as product revenue or subscription and service revenue in our consolidated financial statements. Our audio practice products are normally combined with our packaged software products and sold as a solution.

        Product revenue consists of revenue from sales of our packaged software and audio products. Subscription and service revenue consists primarily of revenue from our online software subscriptions. The content of our packaged software and subscription offerings are the same. We simply offer our customers the ability to choose which format they prefer without differentiating the learning experience.

        We sell our solutions directly to individuals, educational institutions, armed forces, government agencies and corporations. We distribute our consumer products predominantly through our direct sales channels, primarily our websites and call centers, which we refer to as our direct-to-consumer channel. We also distribute our consumer products through our kiosks, which we own, as well as through select retailers. The majority of our consumer customers purchase our packaged software and audio practice products. We sell to institutions primarily through our direct institutional sales force. Many institutions elect to license our products on a subscription basis. For purposes of explaining variances in our revenue, we separately discuss changes in our consumer and institutional sales channels because the customers and revenue drivers of these channels are different. We anticipate that revenue growth in future periods will be less significant than we have experienced historically.

        Our consumer revenue is affected by seasonal trends associated with the holiday shopping season. As a result, our fourth quarter ended December 31, 2007 accounted for 31% of our annual revenue in 2007. Our institutional revenue is seasonally stronger in the second and third quarters of the calendar year due to education, home school and government purchasing cycles. We expect these trends to continue.

    Cost of Revenue

        Cost of product revenue consists of the direct and indirect materials and labor costs to produce and distribute our products. Such costs include packaging materials, computer headsets, freight, inventory receiving, personnel costs associated with product assembly, third-party royalty fees and inventory storage, obsolescence and shrinkage. Cost of subscription and service revenue primarily represents costs associated with supporting our online language learning service, which includes hosting costs and depreciation. We also include the cost of credit card processing and customer technical support in both cost of product revenue and cost of subscription and service revenue. In the period from January 4, 2006 to December 31, 2006 and the year ended December 31, 2007, cost of product revenue and subscription and service revenue included intangible amortization related to core technology associated with the acquisition of Fairfield & Sons, Ltd., which was fully amortized by June 2008. We expect our cost of revenue to increase in absolute dollars in future periods as our unit sales continue to grow. Cost of revenue may also increase as a percentage of revenue in future periods as we are planning to release service offerings that will have higher direct costs to deliver to customers.

    Operating Expenses

        We classify our operating expenses into three categories: sales and marketing, research and development and general and administrative.

        Our operating expenses primarily consist of personnel costs, direct advertising and marketing expenses and professional fees associated with contract product development, legal, accounting and consulting. Personnel costs for each category of operating expenses include salaries, bonuses, stock-based compensation and employee benefit costs.

         Sales and Marketing.    Our sales and marketing expenses consist primarily of direct advertising expenses related to television, print, radio, online and other direct marketing activities, personnel costs for our sales and marketing staff, rental payments for our kiosks and commissions paid to our sales personnel. Sales and marketing expenses also include amortization expense of intangible assets related to customer relationships associated with the acquisition of Fairfield & Sons, Ltd. These intangible assets will be fully amortized by January 2009. In 2007, we began to make significant investments to expand our sales and marketing operations in Europe and Japan. We established local sales offices and call centers, added employees and launched marketing and public relations campaigns within each region. We intend to continue to expand our sales activities within these regions as well as to expand our presence into new countries, in addition to expanding our media and advertising campaigns in the United States. As a result, we expect sales and marketing expenses to increase in future periods.

         Research and Development.    Research and development expenses consist primarily of personnel costs and contract development fees associated with the development of our solutions. Our development efforts are primarily based in the United States and are devoted to expanding our product portfolio through the addition of new content and new complimentary products and services to our language learning solutions. We expect our investment in research and development expenses to increase in future years but provide us with significant benefits in the future.

         General and Administrative.    General and administrative expenses consist primarily of personnel costs of our executive, finance, legal, human resources and other administrative personnel, as well as accounting and legal professional services fees and other corporate expenses. We expect general and administrative expenses to increase in future periods as we expect to continue to invest in corporate infrastructure and incur additional expenses associated with being a public company, including increased legal and accounting costs, investor relations costs, higher insurance premiums and compliance costs in connection with Section 404 of the Sarbanes-Oxley Act of 2002. We also intend to increase administrative expenses as a result of our planned international expansion.

    Other Income (Expense)

        Other income (expense) primarily consists of interest income and interest expense. Interest expense is related to our long-term debt, the outstanding balance of which was $10.8 million as of September 30, 2008. We expect interest expense to decrease in future periods as we will pay down the balance of our outstanding long-term debt with proceeds from this offering. Interest income represents interest received on our cash and cash equivalents.

    Income Tax Expense

        Income tax expense consists of federal and state income taxes in the United States. In 2007, our effective tax rate in the United States was approximately 37%, although operating losses of our international subsidiaries raised our worldwide effective tax rate to 68%. We expect a similar effective tax rate in 2008, although this rate should be lower in 2009 and beyond assuming no general increase in U.S. federal or state income tax rates applicable to companies such as ours. However, we expect our income tax expense to increase in absolute dollars as our income continues to grow.

Critical Accounting Policies and Estimates

        In presenting our financial statements in conformity with accounting principles generally accepted in the United States, or GAAP, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures.

        Some of the estimates and assumptions we are required to make relate to matters that are inherently uncertain as they pertain to future events. We base these estimates and assumptions on historical experience or on various other factors that we believe to be reasonable and appropriate under the circumstances. On an ongoing basis, we reconsider and evaluate our estimates and assumptions. Actual results may differ significantly from these estimates. Future results may differ from our estimates under different assumptions or conditions.

        We believe that the critical accounting policies listed below involve our more significant judgments, assumptions and estimates and, therefore, could have the greatest potential impact on our consolidated financial statements. In addition, we believe that a discussion of these policies is necessary to understand and evaluate the consolidated financial statements contained in this prospectus.

        For further information on our critical and other significant accounting policies, see Note 2, Summary of Significant Accounting Policies, of our consolidated financial statements contained elsewhere in this prospectus.

    Revenue Recognition

        We derive revenue primarily from the sale of packaged software and audio practice products and online software subscriptions. We recognize revenue for software products and online software subscriptions in accordance with the Statement of Position, or SOP, No. 97-2, Software Revenue Recognition, as amended by SOP No. 98-9, Modification of SOP No. 97-2, Software Revenue Recognition, with Respect to Certain Transactions, and the SEC Staff Accounting Bulletin, or SAB, No. 101, Revenue Recognition in Financial Statements, as amended by SAB No. 104, Revenue Recognition, Corrected Copy.

        We recognize revenue when all of the following criteria are met: there is persuasive evidence of an arrangement; the product has been delivered or services have been rendered; the fee is fixed and determinable; and collectability is probable. We recognize revenue from packaged software and audio practice products and online software subscriptions net of discounts. We recognize revenue related to professional services, which represented less than 1% of total revenue for the year ended December 31, 2007, as the services are performed.

        We recognize revenue from the sale of packaged software and audio practice products when the product has been delivered, assuming the remaining revenue recognition criteria have been met. Software products include sales to end user customers and resellers. In most cases, revenue from sales to resellers is not contingent upon resale of the software to the end user and is recorded in the same manner as all other product sales. Revenue from sales of packaged software products is recognized as the products are shipped and title passes. We also sell a limited amount of packaged software products to resellers on a consignment basis. We recognize revenue for these consignment transactions once the end-user sale has occurred, assuming the remaining revenue recognition criteria have been met. We allow some customers to make payments for packaged software products in installments over a period of time, which typically ranges between three and five months. Given that these installment payment plans are for periods less then 12 months and a successful collection history has been established, we recognize revenue at the time of sale, assuming the remaining revenue recognition criteria have been met. We provide customers who purchase our packaged software products directly from us with a six-month right of return. We also allow our retailers to return unsold products, subject to some limitations. In accordance with SFAS No. 48, Revenue Recognition When Right of Return Exists, we reduce product revenue for estimated returns, which are based on historical return rates.

        We recognize revenue for software license agreements sold via online software subscriptions as hosting agreements in accordance with Emerging Issue Task Force, or EITF, No. 00-3: Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity's Hardware. We recognize revenue for online software subscriptions ratably over the term of the subscription period, which typically ranges between three and 12 months, assuming all revenue recognition criteria have been met. Some online licensing arrangements include a specified number of licenses that can be activated over a period of time, which typically ranges between 12 and 24 months. We recognize revenue for these arrangements on a per license basis ratably over the term of the individual license subscription period, which typically ranges between three and 12 months, assuming all revenue recognition criteria have been met. We recognize revenue for set-up fees related to online licensing arrangements ratably over the term of the online licensing arrangement, assuming all revenue recognition criteria have been met. We record accounts receivable and deferred revenue at the time a customer enters into a binding subscription agreement and the subscription services are made available to the customer. We classify amounts received in advance of revenue recognition as deferred revenue.

        In connection with packaged software product sales and online software subscriptions, we provide technical support to customers, including customers of resellers, at no additional charge. Because we include the fee for technical support in the initial product cost or licensing fee, as applicable, we generally provide the technical support and services within one year, we deem the estimated cost of providing such support insignificant and we offer no unspecified upgrades or enhancements, we recognize technical support revenue together with the software product and license revenue. We accrue costs associated with the technical support at the time of sale.

        In connection with packaged software product sales and online software subscriptions, we provide accessory products, such as headsets, to customers at no additional charge. In accordance with SOP 97-2, Software Revenue Recognition, and EITF No. 00-21, Revenue Arrangements with Multiple Deliverables, we account for the accessory products, such as headsets, and the software as separate elements or units of accounting. We recognize revenue upon the delivery of both the software and accessory products.

        We recognize revenue from the sale of packaged software products with specific upgrade rights in accordance with SOP 97-2, Software Revenue Recognition. We defer revenue recognition for these sales until the earlier of the point at which sufficient vendor-specific objective evidence, or VSOE, exists for the specific upgrade right or we have delivered all elements of the arrangement. As of December 31, 2007, we had not delivered specified upgrade rights and had not yet established VSOE for these upgrade rights. We had no deferred revenue related to these agreements at December 31, 2006 and $2.4 million of such deferred revenue at December 31, 2007. As of September 30, 2008, we had $0.3 million of deferred revenue related to these agreements.

        In accordance with EITF No. 01-9, Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Product, we account for cash sales incentives to resellers as a reduction of revenue unless a specific benefit is identified and the fair value is reasonably determinable.

        We have developed language learning solutions for some endangered languages under fixed fee arrangements. These arrangements also include contractual periods of post-contract support, or PCS,

and online hosting services ranging from one to ten years. We recognize revenue for these arrangements ratably over the longer of the PCS or online hosting period, once the PCS or online hosting period begins. When the current estimates of total contract revenue and contract cost indicate a loss for a fixed fee arrangement, we record the entire loss on the contract.

    Stock-Based Compensation

        We record all stock-based awards, including employee stock option grants, at fair value as of the grant date and recognize these awards as expenses in our statement of operations on a straight-line basis over the vesting period of the award in accordance with SFAS No. 123(R), Share-Based Payments.

        As of December 31, 2007 and September 30, 2008, there were approximately $3.8 million and $4.1 million of unrecognized stock-based compensation expense related to non-vested stock option awards that we expect to be recognized over a weighted average period of 2.61 and 2.25 years, respectively. For the year ended December 31, 2005, the Predecessor reflected no stock-based compensation expense in its net income as no stock options had been granted. For the period from January 1, 2006 through January 4, 2006, the Predecessor recognized $5.9 million in stock-based compensation expense in its net loss related to change-of-control stock agreements issued in connection with our acquisition of the Predecessor.

        The following table sets forth the stock-based compensation expense included in the related financial statement line items:

	Predecessor		Successor
	Year Ended December 31,	Period From January 1, through January 4,	Period from January 4, through December 31,	Year Ended December 31,	Nine Months Ended September 30,
	2005	2006	2006	2007	2007	2008
	(in thousands)
Cost of revenue	$—	$—	$1	$2	$1	$1
Sales and marketing	—	—	59	189	99	112
Research and development	—	—	128	360	214	344
General and administrative	—	—	373	776	440	683
Transaction-related expenses	—	5,930	—	—	—	—

Total	$—	$5,930	$561	$1,327	$754	$1,140

        We estimate the fair value of each option grant on the date of grant using the Black Scholes option pricing model. For the period from January 4, 2006 through December 31, 2006, the year ended December 31, 2007 and the nine months ended September 30, 2007 and 2008, we calculated the fair value of options granted using the following assumptions:

Nine Months Ended September 30,
Period from January 4, through December 31, 2006
Year Ended December 31, 2007
			2007	2008
Expected stock price volatility	61% - 67%	62% - 70%	65% - 67%	57% - 62%
Expected term of options	5 years	6 years	6 years	6 years
Expected dividend yield	—	—	—	—
Risk-free interest rate	4.53% - 4.94%	3.50% - 4.96%	4.34% - 4.96%	2.69% - 3.36%

        Since our common stock is not publicly quoted and we have a limited history of stock option activity, we established a peer group of comparable publicly traded education and technology-enabled learning companies and high growth consumer companies for which historical information was available. As of each stock option grant date, we utilized the peer group data to calculate our expected volatility, the average expected stock option term and expected forfeitures. We will continue to use our peer group until sufficient historical data is available. The risk-free interest rate was determined by reference to the United States Treasury rates with the remaining term approximating the expected life assumed at the date of grant.

        The following table sets forth all stock option grants since January 4, 2006, the date of plan inception, through the date of this prospectus:

Grant Date	Number of Options Granted	Exercise Price	Common Stock Fair Value Per Share at Grant Date
May 22, 2006	1,051,120	$5.00	$5.94
August 16, 2006	22,970	5.00	6.63
August 21, 2006	115,000	5.00	6.68
September 5, 2006	100,000	5.00	6.82
December 8, 2006	22,410	5.00	7.69
February 2, 2007(1)	15,710	5.00	8.25
March 21, 2007	170,430	7.90	8.75
April 20, 2007(1)	24,100	7.90	9.07
June 5, 2007	46,000	9.50	9.50
August 3, 2007(1)	14,480	9.50	12.48
August 22, 2007	21,470	13.78	13.78
November 28, 2007	26,330	14.55	14.55
December 17, 2007(1)	17,060	13.78	14.69
February 8, 2008(1)	44,190	14.55	15.13
April 29, 2008(1)	76,420	15.13	13.47
May 28, 2008	85,320	13.47	13.47
August 19, 2008	27,750	18.49	18.49

    (1)
    The exercise price for these stock options was established at the fair value of our common stock on the date of grant approval by the board of directors. However, in accordance with SFAS No. 123(R), because all of the key terms of the stock option grants were not communicated to employees on a timely basis, we established the option grant date, the interpolated common stock fair value and stock option fair value as of the date on which all key option terms were communicated to the employees, which is the date reflected above.

        Given the absence of an active market for our common stock, our board of directors estimated the fair value of our common stock. The fair value of our common stock was calculated on the following dates:

Valuation Date	Fair Value Per Share
January 4, 2006	$5.00
June 30, 2006	6.20
December 31, 2006	7.90
May 31, 2007	9.50
August 31, 2007	13.78
November 30, 2007	14.55
January 31, 2008	15.13
April 30, 2008	13.47
July 31, 2008	18.49

        On January 4, 2006, we acquired our Predecessor for a price of $5.00 per share. The board of directors utilized this value as the exercise price for all stock option grants approved in 2006. Subsequent to December 31, 2006, we performed retrospective valuations of our common stock as of June 30, 2006 and December 31, 2006. The board of directors utilized the December 31, 2006 common stock valuation to establish the exercise price for stock option grants approved on March 21, 2007, as it was the most recent valuation of our common stock. Our board of directors performed the next common stock valuation on May 31, 2007 and continued performing valuations at regular intervals that did not exceed three months.

        In order to determine the fair value of our common stock on the date of grant for purposes of calculating the fair value of our stock option grants under SFAS 123(R), we utilized the valuation closest to the grant date if there was a valuation done within 30 days of the grant date. If a valuation was not performed within 30 days of the grant date, we utilized the valuations performed immediately prior to and after the option grant dates and interpolated the grant date values on a straight-line basis between the two valuation dates.

        Assuming an initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, the intrinsic value of the options outstanding at September 30, 2008, was $         million, of which $         million related to options that were vested and $         million related to options that were not vested.

  Valuation Methodology

        We considered numerous objective and subjective factors in valuing our common stock at each valuation date in accordance with the guidance in AICPA Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation. We utilized both the market and income approaches to determine the fair value of our common stock, which was based on the average of both approaches. The income approach was based on our discounted cash flows and the market approach was based on the guideline company method and comparative transactions. Our valuations were based on the following factors:

  •
  Our historical revenue, operating performance, cash flow and EBITDA for the year prior to the valuation date;

  •
  Our expected revenue, operating performance, cash flow and EBITDA for the current and future years, determined as of the valuation date based on our estimates;

  •
  Our financial condition on the grant date;

  •
  The lack of marketability of our common stock;

  •
  The market performance and valuation multiples of comparable public companies;

  •
  Our inherent business risk; and

  •
  The liquidation rights and preferences of our preferred stock.

        On January 4, 2006, we sold 446,958 shares of Series A Convertible Preferred Stock and 993,240 shares of common stock to outside investors at a price of $100.00 per preferred share and $5.00 per common share. The majority of the stock was purchased by ABS Capital Partners. Norwest Equity Partners, Madison Capital Funding LLC and our chief executive officer, Tom Adams also purchased stock on such date for the same price. We also performed a valuation of our common and preferred stock contemporaneously with the stock sale to outside investors, which supported the price paid for the stock by the outside investors. The valuation was based upon our trailing twelve months revenue and EBITDA and our forecasted revenue and EBITDA through December 31, 2012. Additionally, we established a peer group of three comparable technology-enabled education companies to compute our implied market multiples.

        In May 2007, the board of directors performed a retrospective valuation of our common stock as of June 30, 2006. The total equity valuation was based upon our trailing twelve months revenue and EBITDA and forecasted revenue and EBITDA through December 31, 2011. Our trailing twelve months revenue increased by 39% and EBITDA increased by 99% from the previous valuation and our forecasted revenue increased by 9.2% and our forecasted EBITDA increased by 7.9% from the previous valuation. We also expanded our peer group of comparable companies to include six technology-enabled education companies. The implied multiples of the peer group decreased slightly from the prior valuation. In allocating the total equity value between preferred and common stock, we assumed that the preferred stock would convert to common stock as the preferred stock was in-the-money based on the concluded common stock value. We also applied a 20% discount for the lack of marketability of our common stock. As result of the increase in our trailing twelve months revenue and EBITDA and an increase in our forecasted future operating results, our common stock valuation per share as of June 30, 2006 increased to $6.20 from $5.00 on January 4, 2006.

        In April 2007 , the board of directors performed a retrospective valuation of our common stock as of December 31, 2006. Our trailing twelve months revenue increased by 36% and our trailing twelve months EBITDA decreased by 3% from the previous valuation. Our forecasted revenue and Adjusted EBITDA increased by 9% and 15%, respectively, from the previous valuation. The market multiples derived from our peer group and our discount for the lack of marketability remained consistent with the previous valuation. As a result of the increase in our trailing twelve months revenue and our forecasted future operating results, our common stock valuation per share as of December 31, 2006 increased to $7.90 from $6.20 on June 30, 2006.

        On May 31, 2007, the board of directors performed a contemporaneous valuation of our common stock. Our trailing twelve months revenue increased by 17% and our trailing twelve months EBITDA decreased by 4% from the previous valuation. Our forecasted future revenue and EBITDA was unchanged from our previous valuation. The market multiples derived from our peer group and our discount for the lack of marketability also remained consistent with the previous valuation. As result of the increase in our revenue, our common stock valuation per share as of May 31, 2007 increased to $9.50 from $7.90 on December 31, 2006.

        On August 31, 2007, the board of directors performed a contemporaneous valuation of our common stock. Although the preferred stock was still in-the-money based on the concluded value of the common stock, we began utilizing the option-pricing method and the probability-weighted expected return method to determine the equity allocation between common and preferred stock and thereby estimate the fair value of our common stock because we were considering a possible future initial public offering of our common stock. This adjustment in our methodology did not significantly affect the estimated fair value of our common stock. The fair value of our common stock was determined by calculating the average value under each of these methods. This valuation methodology was utilized for all subsequent valuations through July 31, 2008. A discount for the lack of marketability of our common stock was applied under the option-pricing method and the level of discount was consistent with the previous valuation. We expanded our peer group of comparable companies to include a total of seven technology-enabled learning companies and seven high-growth consumer companies. The addition of high growth consumer companies to our set of comparable companies resulted in an increase to our EBITDA multiple of approximately 100% from the previous valuation. Our analysis also began to consider market multiples on current year expected revenue and EBITDA as well as the trailing twelve months revenue and EBITDA. We have not modified our set of comparable companies through our July 31, 2008 valuation. Our trailing twelve months revenue increased by 9%, while our trailing twelve months EBITDA decreased by 20% from the previous valuation. Our forecasted revenue and EBITDA for 2008 through 2010 was cumulatively reduced by 4% and 41%, respectively, from the previous valuation. The increase in market multiples applied to our projected future revenue and EBITDA, offset by a reduction in forecasted future EBITDA, resulted in an increase of the fair value of our common stock per share as of August 31, 2007 to $13.78 from $9.50 on May 31, 2007.

        On November 30, 2007, the board of directors performed a contemporaneous valuation of our common stock. Our trailing twelve months revenue increased by 7% and trailing twelve months EBITDA decreased by 19%, while our forecasted revenue and EBITDA through 2010 was unchanged from the prior valuation. Based on market fluctuations in our peer group, our implied multiples for revenue and EBITDA increased slightly from the prior valuation. The discount for the lack of marketability of our common stock was consistent with the previous valuation. As a result of an increase in market multiples applied to our forecasted future EBITDA, the fair value of our common stock per share increased to $14.55 from $13.78 on August 31, 2007.

        On January 31, 2008, the board of directors performed a contemporaneous valuation of our common stock. Our trailing twelve months revenue and EBITDA increased by 10% and 83%, respectively. Our forecasted revenue through 2010 was unchanged and our forecasted Adjusted EBITDA for 2008 decreased slightly and was unchanged for 2009 and 2010 from the prior valuation. The range of our implied multiples for revenue and EBITDA based on our peer group decreased from the prior valuation. The discount for the lack of marketability of our common stock increased to 23.9% as our estimated date for an initial public offering was extended. As a result of the increase in our trailing twelve months revenue and EBITDA, partially offset by a reduction in the market multiples, the fair value of our common stock per share increased to $15.13 from $14.55 on November 30, 2007.

        On April 30, 2008, the board of directors performed a contemporaneous valuation of our common stock. Our trailing twelve months revenue increased by 5%, while our trailing twelve months Adjusted EBITDA decreased by 19%. Our forecasted revenue and EBITDA was relatively consistent for 2008 and 2009, although it decreased slightly in 2010 from the prior valuation. The range of our implied multiples for revenue and EBITDA also decreased from the prior valuation, as a result of reduction in the multiples of our peer group. The discount for the lack of marketability of our common stock was consistent with the prior valuation. As a result of the reduction in our trailing twelve months EBITDA and our forecasted future operating results, combined with a decrease in the market multiples, the fair value of our common stock per share decreased from $15.13 on January 31, 2008 to $13.47 on April 30, 2008.

        On July 31, 2008, the board of directors performed a contemporaneous valuation of our common stock. Our trailing twelve months revenue increased by 11% and EBITDA increased by 67% from the previous valuation. Our forecasted revenue and EBITDA also increased in each year from 2008 through 2010, with cumulative increases of 4% of revenue and 18% of EBITDA. The range of our implied multiples for revenue and EBITDA were relatively consistent with the prior valuation. The discount for the lack of marketability of our common stock declined from the prior valuation to 18.5%. As a result of the increase in our trailing twelve months EBITDA and our forecasted future operating results, the fair value of our common stock per share increased to $18.49 on July 31, 2009 from $13.47 on April 30, 2008.

    Accounts Receivable and Allowance for Doubtful Accounts

        Accounts receivable consist of amounts due to us from our normal business activities, which include credit card receivables and amounts due from our institutional customers and retailers. We provide an allowance for doubtful accounts to reflect the expected non-collection of accounts receivable based on past collection history and specific risks identified.

    Inventories

        We state inventories at the lower of cost, determined on a first-in first-out basis, or market. We review inventory for excess quantities and obsolescence based on our best estimates of future demand, product lifecycle status and product development plans. We use historical information along with these future estimates to reserve for obsolete and potential obsolete inventory.

    Intangible Assets

        Intangible assets consist of acquired technology, including developed and core technology, customer related assets, trade names and trademarks and other intangible assets. We record intangible assets at cost and amortize them on a straight line basis over their expected lives in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. We review our indefinite-lived intangible assets for impairment on an annual basis based on the fair value of indefinite-lived intangible assets compared to the carrying value in accordance with SFAS No. 142. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, we write down the assets to their net realizable values. Based on our analysis, we believe our intangible assets have not been impaired during any of the periods presented.

    Goodwill

        In accordance with SFAS No. 142, goodwill is not amortized and is tested for impairment annually on June 30th and whenever events and circumstances occur indicating goodwill might be impaired. As of June 30, 2006, 2007 and 2008, we reviewed the goodwill for impairment and determined that no impairment of goodwill had occurred during any of the periods presented.

    Valuation of Long-Lived Assets

        We evaluate the recoverability of our long-lived assets in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets. SFAS No. 144 requires recognition of impairment of long-lived assets in the event that the net book value of such assets exceeds the future undiscounted net cash flows attributable to such assets. In accordance with SFAS No. 144, we recognize impairment, if any, in the period of identification to the extent the carrying amount of an asset exceeds the fair value of such asset. Based on our analysis, we believe that no impairment of our long-lived assets was indicated as of December 31, 2006, December 31, 2007 and September 30, 2008.

    Income Taxes

        For the year ended December 31, 2005 and the period from January 1, 2006 through January 4, 2006, the Predecessor made no provision for federal income taxes because it was treated as an S corporation for purposes of federal income taxes. It was also treated as an S corporation for most state income taxes, but some states do not recognize S corporation status and tax S corporations the same as C corporations. Federal and most state income taxes were the responsibility of the Predecessor's stockholders, who were responsible for reporting their allocable shares of the Predecessor's income and deductions in their respective income tax returns. Income tax expense for the year ended December 31, 2005 and for the period from January 1, 2006 through January 4, 2006 was related to state income taxes from states that do not recognize the S corporation status.

        For the period from January 4, 2006 through December 31, 2006, the year ended December 31, 2007, and for the nine months ended September 30, 2007 and 2008, we accounted for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which provides for an asset and liability approach to accounting for income taxes. Deferred tax assets and liabilities represent the future tax consequences of the differences between the financial statement carrying amounts of assets and liabilities versus the tax bases of assets and liabilities. Under this method, we recognize deferred tax assets for deductible temporary differences, and operating loss and tax credit carryforwards. We recognize deferred liabilities for taxable temporary differences. We reduce deferred tax assets by a valuation allowance when, in the opinion of our management, it is more likely than not that we will not realize some portion or all of the deferred tax assets. We recognize the impact of tax rate changes on deferred tax assets and liabilities in the year that the change is enacted.

        In June 2006, the FASB issued FIN No. 48, Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN No. 48 did not have a material impact on our financial condition, results of operations or cash flows.

Internal Control over Financial Reporting

        Effective internal control over financial reporting is necessary for us to provide reliable annual and interim financial reports and to prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our operating results and financial condition could be materially misstated and our reputation could be significantly harmed. As a private company, we were not subject to the same standards applicable to a public company. As a public company, we will be subject to requirements and standards set by the SEC.

        In relation to our consolidated financial statements for the period from January 4, 2006 through December 31, 2006 and the year ended December 31, 2007, we identified material weaknesses in our internal controls. A material weakness is defined as a significant deficiency or combination of significant deficiencies, that results in a reasonable possibility that a material misstatement of our financial statements will not be prevented by our internal control over financial reporting. A significant deficiency means a control deficiency, or combination of control deficiencies, that adversely affects our ability to initiate, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of our financial statements that is more than inconsequential will not be prevented or detected by our internal control over financial reporting.

    Material Weaknesses at December 31, 2007

        The material weaknesses we identified were:

  •
  our accounting for inventory, which included our application of overhead costs, our physical inventory system and our valuation of inventory held by our U.K. subsidiary;

  •
  our calculation of our income tax provision, which included our calculation of a tax deduction, our tax provision for U.K. and Japanese subsidiaries and our identification and documentation of uncertain tax positions;

  •
  our general computer controls, which included our user account, user password, user access review and audit log practices and our change management policy;

  •
  our accounting for stock-based compensation, which included our recently implemented equity reporting system, our option documentation and option modifications; and

  •
  controls within our enterprise resources planning system.

        In addition, we had a significant deficiency in our financial closing process at December 31, 2007, which had been classified as a material weakness at December 31, 2006. The material weaknesses over accounting for inventory, income taxes and stock based compensation were identified during 2007 and were not outstanding at December 31, 2006.

    Remediation Efforts

        We began our initial evaluation of our system of internal control over financial reporting with the assistance of independent third-party consultants in late 2006 and have continued these efforts through September 30, 2008. This evaluation consists of a detailed review of current processes and controls, and the identification and evaluation of the deficiencies affecting our financial statements.

        We have taken steps to remediate material weaknesses in the areas of accounting for inventory, income taxes and stock-based compensation and general computer controls, including:

  •
  In April 2007, we began expanding our accounting and finance organization by hiring additional senior-level accounting personnel, many of whom are certified public accountants and possess experience with publicly traded companies.

  •
  In July 2007, we implemented stock option administration software to enhance compliance with the reporting requirements of FAS 123(R). We established procedures for communicating significant terms of stock option grants to employees for the purpose of grant date determination, and we implemented controls surrounding modification of stock option exercise terms.

  •
  In July 2007, we engaged an independent consultant to assist us in the evaluation, design and remediation of the business cycles included in our internal control structure.

  •
  In December 2007, we engaged an information technology consultant to assess the design and effectiveness of our general computer controls and assist us in the remediation of the gaps identified.

        The remediation of our material weaknesses is an ongoing process. We continue to focus our activities on remediating the material weaknesses identified above as well as enhancing other internal control processes. As of September 30, 2008, we have taken actions to remediate the material weaknesses related to accounting for inventory, income taxes and stock compensation. We are still in the process of remediating the material weaknesses related to our general computer controls and enterprise resource planning system. From January 2008 through September 2008, we focused our remediation efforts on the design and implementation of our general computer controls and enterprise resource planning system, and we are currently in the process of testing the effectiveness of these controls. We still have additional activities to perform in order to fully remediate all of the deficiencies in these areas.

        We cannot assure you that measures or activities we have taken to date, or any future measures or activities we will take, will successfully remediate the material weaknesses we have identified. If not remediated successfully, material weaknesses and other deficiencies in our internal controls could cause investors to lose confidence in our financial reporting, particularly as a result of inaccurate financial reporting, and our stock price to decline. Material weaknesses in our internal controls may impede our ability to produce timely and accurate financial statements, which could cause us to fail to file our periodic reports timely, result in inaccurate financial reporting or restatements of our financial statements, subject our stock to delisting and materially harm our business reputation and our stock price.

        The process of improving our internal controls has required and will continue to require us to expend significant resources to design, implement and maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. There can be no assurance that any actions we take will be successful. We will continue to evaluate the effectiveness of our disclosure controls and procedures and internal controls over financial reporting on an ongoing basis.

Results of Operations

        The following table sets forth our consolidated statement of operations for the periods indicated.

	Predecessor		Successor
		Period from January 1, through January 4, 2006	Period from January 4, through December 31, 2006		Nine Months Ended September 30,
	Year Ended December 31, 2005			Year Ended December 31, 2007
					2007	2008
	(in thousands)
Revenue:
Product	$44,278	$178	$80,604	$119,897	$81,834	$124,988
Subscription and service	4,124	94	10,694	17,424	12,479	18,143

Total revenue	48,402	272	91,298	137,321	94,313	143,131
Cost of revenue:
Cost of product revenue	7,772	199	11,549	19,055	13,499	17,869
Cost of subscription and service revenue	470	4	992	1,632	1,136	1,789

Total cost of revenue	8,242	203	12,541	20,687	14,635	19,658

Gross margin	40,160	69	78,757	116,634	79,678	123,473

Operating expenses:
Sales and marketing	22,432	695	45,854	65,437	45,394	65,510
Research and development	2,819	41	8,117	12,893	9,524	13,308
Acquired in-process research and development	—	—	12,597	—	—	—
General and administrative	8,157	142	16,590	29,786	22,033	26,272
Transaction-related expenses	—	10,315	—	—	—	—

Total operating expenses	33,408	11,193	83,158	108,116	76,951	105,090

Income (loss) from operations	6,752	(11,124)	(4,401)	8,518	2,727	18,383
Other income and expense:
Interest income	38	—	613	673	520	423
Interest expense	—	—	(1,560)	(1,331)	(1,025)	(714)
Other (expense) income	134	3	60	154	186	81

Total interest and other income (expense), net	172	3	(887)	(504)	(319)	(210)

Income (loss) before income taxes	6,924	(11,121)	(5,288)	8,014	2,408	18,173
Income tax expense (benefit)	143	—	(1,240)	5,435	2,106	9,222

Net income (loss)	$6,781	$(11,121)	$(4,048)	$2,579	$302	$8,951

Stock-based compensation expense included in:
Cost of revenue	$—	$—	$1	$2	$1	$1
Sales and marketing	—	—	59	189	99	112
Research and development	—	—	128	360	214	344
General and administrative	—	—	373	776	440	683
Transaction-related expenses	—	5,930	—	—	—	—

Total stock-based compensation expense	$—	$5,930	$561	$1,327	$754	$1,140

Intangible amortization expense included in:
Cost of revenue	$—	$—	$1,213	$1,227	$920	$13
Sales and marketing	—	—	4,113	3,596	2,842	2,252

Total intangible amortization expense	$—	$—	$5,326	$4,823	$3,762	$2,265

        The following table sets forth our consolidated statement of operations data expressed as a percentage of total revenue for the periods indicated.

	Predecessor		Successor
		Period from January 1, through January 4, 2006	Period from January 4, through December 31, 2006		Nine Months Ended September 30,
	Year Ended December 31, 2005			Year Ended December 31, 2007
					2007	2008
Revenue:
Product	91%	65%	88%	87%	87%	87%
Subscription and service	9	35	12	13	13	13

Total revenue	100	100	100	100	100	100
Cost of revenue:
Cost of product revenue	16	73	13	14	14	13
Cost of subscription and service revenue	1	1	1	1	1	1
Total cost of revenue	17	75	14	15	16	14

Gross margin	83	25	86	85	85	86

Operating expenses:
Sales and marketing	46	256	50	48	48	46
Research and development	6	15	9	9	10	9
Acquired in-process research and development	—	—	14	—	—	—
General and administrative	17	52	18	22	23	18
Transaction-related expenses	—	3,792	—	—	—	—

Total operating expenses	69	4,115	91	79	82	73

Income (loss) from operations	14	(4,090)	(5)	6	3	13
Other income and expense:
Interest income	0	—	1	1	1	0
Interest expense	—	—	(2)	(1)	(1)	(1)
Other income	0	1	0	0	0	0

Total interest and other (expense) income, net	0	1	(1)	0	0	0

Income (loss) before income taxes	14	(4,089)	(6)	6	3	13
Income tax expense (benefit)	0	—	(1)	4	2	6

Net income (loss)	14%	(4,089)%	(4)%	2%	0%	6%

Comparison of the Nine Months Ended September 30, 2008 and the Nine Months Ended September 30, 2007

	Nine Months Ended
	2007		2008		Change	% Change
	(dollars in thousands)
Product revenue	$81,834	86.8%	$124,988	87.3%	$43,154	52.7%
Subscription and service revenue	12,479	13.2	18,143	12.7	5,664	45.4

Total revenue	$94,313	100.0%	$143,131	100.0%	$48,818	51.8

Revenue by sales channel:
Direct-to-consumer	$41,433	43.9%	$66,266	46.3%	$24,833	59.9
Kiosk	16,182	17.2	24,184	16.9	8,002	49.5
Retail	11,780	12.5	21,232	14.8	9,452	80.2

Total consumer	69,395	73.6	111,682	78.0	42,287	60.9
Institutional	24,918	26.4	31,449	22.0	6,531	26.2

Total revenue	$94,313	100.0%	$143,131	100.0%	$48,818	51.8

    Revenue

        Total revenue for the nine months ended September 30, 2008 was $143.1 million, an increase of $48.8 million, or 52%, from the nine month period ended September 30, 2007.

  Consumer

        Consumer revenue was $111.7 million for the nine months ended September 30, 2008, an increase of $42.3 million, or 61%, from the nine months ended September 30, 2007. The increase in consumer revenue was attributable to a 26% increase in unit sales combined with a 28% increase in the average selling price of each unit. Unit growth was driven by the expansion of our direct advertising campaign as well as growth in our retail distribution network. Direct advertising expenses increased 48% to $24.5 million during the first nine months of 2008, while the number of kiosks increased from 86 to 161 from September 30, 2007 to September 30, 2008. We also received a $2.6 million initial stocking order from Barnes & Noble in June 2008 to support their expansion of our product line to over 650 of their stores nationally.

        In August 2007, we released our Version 3 solution for ten of our best selling languages. All Version 3 solutions include three course levels, while our Version 2 solutions only include one or two course levels. Our solutions are often purchased in sets including all available course levels for a language. The additional levels included in Version 3 enabled us to offer additional languages with three course levels, resulting in a greater number of available products at our highest price point for a complete set. In March 2008, we released Version 3 in four additional languages and, in June 2008, we released our Audio Companion practice tool product. This expansion of our product portfolio with higher price point options has resulted in a 28% increase in average selling price per unit for the nine months ended September 30, 2008.

        Product revenue represented 93% and 94% of total consumer revenue for the nine months ended September 30, 2008 and 2007, respectively, with the balance attributable to subscription and service revenue.

  Institutional

        Institutional revenue was $31.4 million for the nine months ended September 30, 2008, an increase of $6.5 million, or 26%, compared to the nine months ended September 30, 2007. The increase in institutional revenue was primarily due to the expansion of our direct sales force. As a result, we had a $5.6 million increase in education and home school revenue and a $1.0 million increase in corporate revenue.

        Product revenue represented 68% and 65% of total institutional revenue for the nine months ended September 30, 2008 and 2007, respectively, and subscription and service revenue represented 32% and 35% for the same periods.

    Cost of Revenue and Gross Margin

	Nine Months Ended September 30,
	2007	2008	Change	% Change
	(dollars in thousands)
Revenue:
Product	$81,834	$124,988	$43,154	52.7%
Subscription and service	12,479	18,143	5,664	45.4

Total revenue	94,313	143,131	48,818	51.8
Cost of revenue:
Cost of product revenue	13,499	17,869	4,370	32.4
Cost of subscription and service revenue	1,136	1,789	653	57.5

Total cost of revenue	14,635	19,658	5,023	34.3

Gross margin	$79,678	$123,473	$43,795	55.0

Gross margin percentages	84.5%	86.3%	1.8%

        Cost of revenue for the nine months ended September 30, 2008 was $19.7 million, an increase of $5.0 million, or 34.3%, from the nine month period ended September 30, 2007. As a percentage of total revenue, cost of revenue was 14% for the nine month period ended September 30, 2008 compared to 16% for the nine month period ended September 30, 2007. The dollar increase in cost of revenue was attributable to growth in unit sales. The increase in gross margin was due to a $0.9 million write-down of inventory in the 2007 period associated with the transition from Version 2 to Version 3 product and packaging.

    Operating Expenses

	Nine Months Ended September 30,
	2007	2008	Change	% Change
	(dollars in thousands)
Sales and marketing	$45,394	$65,510	$20,116	44.3%
Research and development	9,524	13,308	3,784	39.7
General and administrative	22,033	26,272	4,239	19.2

Total operating expenses	$76,951	$105,090	$28,139	36.6

  Sales and Marketing Expenses

        Sales and marketing expenses for the nine months ended September 30, 2008 were $65.5 million, an increase of $20.1 million, or 44%, from the nine months ended September 30, 2007. As a percentage of total revenue, sales and marketing expenses was 46% for the nine months ended September 30, 2008, compared to 48% for the nine months ended September 30, 2007. The increase was primarily attributable to the continued expansion of our direct marketing activities. Advertising expenses grew by $7.9 million and were primarily related to the purchase of additional television media. We also expanded the number of our kiosks from 86 as of September 30, 2007 to 161 as of September 30, 2008,

which resulted in $5.0 million of additional kiosk operating expenses, including sales compensation related expenses. Personnel costs related to growth in our institutional sales channel and marketing and sales support activities also increased by $4.0 million.

  Research and Development Expenses

        Research and development expenses were $13.3 million for the nine months ended September 30, 2008, an increase of $3.8 million, or 40%, from the nine months ended September 30, 2007. As a percentage of total revenue, research and development expenses was 9% for the nine months ended September 30, 2008 compared to 10% for the nine months ended September 30, 2007. The dollar increase was primarily attributable to additional personnel and contract development costs associated with the transition of Version 2 languages to Version 3, as well as the development of new products and services that are complementary to our existing solutions.

  General and Administrative Expenses

        General and administrative expenses for the nine months ended September 30, 2008 were $26.3 million, an increase of $4.2 million, or 19%, from the nine months ended September 30, 2007. As a percentage of revenue, general and administrative expenses decreased to 18% for the nine months ended September 30, 2008 compared to 23% for the nine months ended September 30, 2007. The dollar increase was primarily attributable to a $3.0 million increase in personnel-related costs as we expanded our finance, information technology and other administrative functions to support the overall growth in our business, and a corresponding increase in communications, travel and other support costs of $2.3 million. Depreciation expense also increased $0.7 million and bad debt expense increased $0.6 million during the nine months ended September 30, 2008 as a result of greater capital expenditures and credit sales. This increase was partially offset by decreased professional service expenses of $2.6 million as we replaced contract staff with employees.

    Interest and Other Income (Expense)

	Nine Months Ended September 30,
	2007	2008	Change	% Change
	(dollars in thousands)
Interest income	$520	$423	$(97)	(18.7)%
Interest expense	(1,025)	(714)	311	(30.3)
Other income	186	81	(105)	(56.5)

Total	$(319)	$(210)	$109	34.2

        Interest expense for the nine months ended September 30, 2008 was $0.7 million, a decrease of $0.3 million, or 30%, from the nine months ended September 30, 2007. The decrease was due to a reduction in the outstanding balance of our long-term debt, as a result of $3.2 million in principal payments during the period.

    Income Tax Expense

	Nine Months Ended September 30,
	2007	2008	Change	% Change
	(dollars in thousands)
Income tax expense	$2,106	$9,222	$7,116	337.9%

        Income tax expense for the nine months ended September 30, 2008 was $9.2 million, an increase of $7.1 million, or 338%, compared to the nine months ended September 30, 2007. The increase was the result of an increase of $15.8 million in pre-tax income for the nine months ended September 30, 2008, compared to the nine months ended September 30, 2007. Our effective tax rate decreased to 50.7% for the nine months ended September 30, 2008 compared to 87.5% for the nine months ended September 30, 2007 as a result of a decline in the percentage of foreign losses relative to total consolidated income before tax. We do not currently recognize income tax benefits on losses in our foreign subsidiaries.

Comparison of the Year Ended December 31, 2007 and the Period from January 4, 2006 through December 31, 2006

    Revenue

	Period from January 4, through December 31,		Year Ended December 31,
	2006		2007		Change	% Change
	(dollars in thousands)
Revenue:
Product	$80,604	88.3%	$119,897	87.3%	$39,293	48.7%
Subscription and service	10,694	11.7	17,424	12.7	6,730	62.9

Total revenue	$91,298	100.0%	$137,321	100.0%	$46,023	50.4

Revenue by sales channel:
Direct-to-consumer	$41,134	45.1%	$61,950	45.1%	$20,816	50.6
Kiosk	17,055	18.7	23,947	17.4	6,892	40.4
Retail	9,694	10.6	21,206	15.4	11,512	118.8

Total consumer	67,883	74.4	107,103	78.0	39,220	57.8
Institutional	23,415	25.6	30,218	22.0	6,803	29.1

Total revenue	$91,298	100.0%	$137,321	100.0%	$46,023	50.4

        Total revenue was $137.3 million, an increase of $46.0 million, or 50%, from the period from January 4, 2006 through December 31, 2006.

  Consumer

        Consumer revenue in 2007 was $107.1 million, an increase of $39.2 million, or 58%, from the period from January 4, 2006 through December 31, 2006. The increase in consumer revenue was due to a 37% increase in unit sales combined with a 15% increase in the average selling price per unit. Our unit growth was driven by the expansion of our direct advertising campaigns as advertising expenses increased by 51% to $24.5 million in 2007. Kiosk locations grew slightly from 81 at December 31, 2006 to 86 at December 31, 2007. Sales through our retailer partners increased 119% due to the expansion of our retail presence, increased advertising and brand awareness and increased sales by our existing retailers and distributors.

        The increase in our average selling price per unit was attributable to the release of Version 3 in August 2007. Version 3 includes three course levels for all languages, while our Version 2 languages were only available in one or two course levels. We often sell our solutions in a set comprising all course levels for a specific language, so increasing the available course levels to three also increased the price of a complete set of courses for a Version 3 language and resulted in higher average dollar value per sale.

        Product revenue represented 95% of total consumer revenue for the years ended December 31, 2007 and 2006 with the balance attributable to subscription and service revenue.

  Institutional

        Institutional revenue in 2007 was $30.2 million, an increase of $6.8 million, or 29%, from the period from January 4, 2006 through December 31, 2006. The increase in institutional revenue was primarily attributed to the expansion of our direct sales force. As a result, government revenue increased by $2.2 million, education and home school revenue increased by $3.1 million and corporate revenue increased by $1.5 million. Although directed at the consumer markets, we believe our consumer marketing campaigns continue to positively impact our brand recognition, which also contributes to increased sales in our institutional markets.

        Product revenue represented 60% and 68% of total institutional revenue for the years ended December 31, 2007 and 2006, respectively, and subscription and service revenue represented 40% and 32% for the same periods. The increase in subscription and service revenue as a percentage of total institutional revenue was attributable to growth in the government and corporate customer bases.

    Cost of Revenue and Gross Margin

	Period from January 4, through December 31, 2006	Year Ended December 31, 2007	Change	% Change
	(dollars in thousands)
Revenue:
Product	$80,604	$119,897	$39,293	48.7%
Subscription and service	10,694	17,424	6,730	62.9

Total revenue	91,298	137,321	46,023	50.4
Cost of revenue:
Cost of product revenue	11,549	19,055	7,506	65.0
Cost of subscription and service revenue	992	1,632	640	64.5

Total cost of revenue	12,541	20,687	8,146	65.0

Gross margin	$78,757	$116,634	$37,877

Gross margin percentage	86.3%	84.9%	(1.4)%

        Cost of revenue in 2007 was $20.7 million, an increase of $8.1 million, or 65%, from the period from January 4, 2006 through December 31, 2006 to December 31, 2007. As a percentage of total revenue, cost of revenue for the year ended December 31, 2007 increased to 15% from 14% for the period from January 4, 2006 through December 31, 2006. The dollar increase in cost of revenue in 2007 compared to the 2006 period was primarily attributable to increased unit sales. The reduction of gross margin in 2007 was primarily due to slightly higher per-unit costs related to the inclusion of an audio headset with the Version 3 software product. We released Version 3 in ten of our best selling languages in August 2007. We also incurred a write-down of inventory of $0.9 million associated with the transition from Version 2 to Version 3 product and product packaging.

    Operating Expenses

	Period from January 4 through December 31, 2006	Year Ended December 31, 2007	Change	% Change
	(dollars in thousands)
Sales and marketing	$45,854	$65,437	$19,583	42.7%
Acquired in-process research and development	12,597	—	(12,597)	(100.0)
Research and development	8,117	12,893	4,776	58.8
General and administrative	16,590	29,786	13,196	79.5

Total operating expenses	$83,158	$108,116	$24,958	30.0

  Sales and Marketing Expenses

        Sales and marketing expenses in 2007 were $65.4 million, an increase of $19.6 million, or 43%, from the period from January 4, 2006 through December 31, 2006. As a percentage of total revenue, sales and marketing expenses decreased to 48% in 2007 as compared to 50% for the period from January 4, 2006 through December 31, 2006. The dollar increase was primarily attributable to an increase in advertising expenses of $8.3 million, or 51%, resulting from continued expansion of our television, print, radio and online advertising as well as an increase in personnel related costs of $4.6 million as we continued to add new personnel to manage our expanded sales and marketing activities, which included the opening of our Tokyo office in May 2007 and growth in our London office. In connection with our international expansion, we also incurred $3.7 million of expenses to establish local sales and support call centers within each geographic region. Finally, we increased our marketing and public relations expenses by $1.5 million related to a rebranding of our products in association with the launch of Version 3 in August 2007.

  Acquired In-Process Research and Development Expenses

        On January 4, 2006, we acquired all of the outstanding stock of Fairfield & Sons, Ltd., along with its wholly owned subsidiary Fairfield & Sons, Limited. As a result of the acquisition, we allocated $12.6 million to acquired in-process research and development, which we expensed during the period from January 4, 2006 through December 31, 2006.

  Research and Development Expenses

        Research and development expenses in 2007 were $12.9 million, an increase of $4.8 million, or 59%, as compared to the period from January 4, 2006 through December 31, 2006. As a percentage of total revenue, research and development expenses remained unchanged at 9% for the 2006 period and for 2007. The dollar increase was primarily attributable to additional personnel and contract development costs of $3.6 million, both of which were related to the development of Version 3. We initially released Version 3 in ten languages in August 2007 and continued development of additional Version 3 languages throughout the remainder of 2007.

  General and Administrative Expenses

        General and administrative expenses in 2007 increased $13.2 million, or 80%, to $29.8 million as compared to the period from January 4, 2006 through December 31, 2006. As a percentage of revenue, general and administrative expenses increased to 22% in 2007 as compared to 18% for the period from January 4, 2006 to December 31, 2006. The increase was primarily attributable to increased personnel and recruiting costs of $4.7 million and increased professional service expenses of $4.4 million in order to build our finance, information technology and other administrative functions to support the overall growth in our business and to enhance processes and controls.

    Interest and Other Income (Expense)

	Period from January 4 through December 31, 2006	Year Ended December 31, 2007	Change	% Change
	(dollars in thousands)
Interest income	$613	$673	$60	9.8%
Interest expense	(1,560)	(1,331)	229	(14.7)
Other income (expense)	60	154	94	156.7

Total	$(887)	$(504)	$383	43.2

        Interest expense decreased $0.2 million, or 15%, for the year ended December 31, 2007 as compared to the period from January 4, 2006 to December 31, 2006 due to a reduction in the outstanding balance of our long-term debt, as a result of $2.6 million in principal payments during 2007.

    Income Tax Expense

	Period from January 4 through December 31, 2006	Year Ended December 31, 2007	Change	% Change
	(dollars in thousands)
Income tax expense (benefit)	$(1,240)	$5,435	$6,675	538.3%

        Income tax expense for the year ended December 31, 2007 was $5.4 million, an increase of $6.7 million, or 538%, compared to the period from January 4, 2006 through December 31, 2006. The increase was the result of an increase of $13.3 million in pre-tax income for the year ended December 31, 2007 compared to the period from January 4, 2006 through December 31, 2006. Our effective tax rate was 67.8% for the year ended December 31, 2007 compared to 23.4% for the period from January 4, 2006 through December 31, 2006. The increase in our effective tax rate was due to an increase in foreign losses, for which no income tax benefits are recognized, relative to total consolidated income before tax.

Period from January 1, 2006 through January 4, 2006

        Activity for the period from January 1, 2006 through January 4, 2006 represents the results of operations for our Predecessor in 2006 prior to its acquisition by Rosetta Stone Inc. on January 4, 2006. During this period, our Predecessor incurred transaction-related expenses relating to the acquisition. Included in the expenses were $5.9 million related to restricted common stock, $3.1 million in cash bonuses and $1.2 million in acquisition-related bank fees.

Comparison of the Period from January 4, 2006 through December 31, 2006 and the Year Ended December 31, 2005

    Revenue

	Predecessor		Successor
	Year Ended December 31, 2005		Period from January 4, through December 31, 2006		Change	% Change
	(dollars in thousands)
Revenue:
Product	$44,278	91.5%	$80,604	88.3%	$36,326	82.0%
Subscription	4,124	8.5	10,694	11.7	6,570	159.3

Total revenue	$48,402	100.0%	$91,298	100.0%	$42,896	88.6

Revenue by sales channel:
Direct-to-consumer	$20,279	41.9%	$41,134	45.1%	$20,855	102.8
Kiosk	8,870	18.3	17,055	18.7	8,185	92.3
Global retail	4,674	9.7	9,694	10.6	5,020	107.4

Total consumer	33,823	69.9	67,883	74.4	34,060	100.7
Institutional	14,579	30.1	23,415	25.6	8,836	60.6

Total revenue	$48,402	100.0%	$91,298	100.0%	$42,896	88.6

        Total revenue for the period from January 4, 2006 through December 31, 2006 was $91.3 million, an increase of $42.9 million, or 89%, from 2005.

  Consumer

        Consumer revenue for the period from January 4, 2006 through December 31, 2006 was $67.9 million, an increase of $34.0 million, or 101%, from 2005. The increase in consumer revenue was due to a 118% increase in unit sales, which were driven by a 92% increase in advertising expenses as we began to scale our television-based marketing. We also expanded our retail distribution channels, as the number of kiosks grew from 40 at December 31, 2005 to 81 at December 31, 2006. Sales through our retailers increased 107% primarily due to greater advertising and brand awareness.

        Product revenue represented 95% and 96% of total consumer revenue for the years ended December 31, 2006 and 2005, respectively, with the balance attributable to subscription and service revenue.

  Institutional

        Institutional revenue for the period from January 4, 2006 through December 31, 2006 was $23.4 million, an increase of $8.8 million, or 61%, from 2005. The increase in institutional revenue was attributable to the expansion of our direct sales force and a new $4.2 million annual subscription by the United States Army. As a result, government, education and home school, and corporate revenue increased by $4.6 million, $4.0 million and $0.3 million, respectively. Although directed at the consumer market, we believe our consumer marketing campaigns continue to promote overall brand recognition, which contributes to increased sales in our institutional markets.

        Product revenue represented 68% and 81% of total institutional revenue for the years ended December 31, 2006 and 2005, respectively, and subscription and service revenue represented 32% and 19% for the same periods. The increase in subscription and service revenue as a percentage of total institutional revenue was primarily attributable to the $4.2 million annual subscription by the United States Army.

    Cost of Revenue

	Predecessor	Successor
	Year Ended December 31, 2005	Period from January 4, through December 31, 2006	Change	% Change
	(dollars in thousands)
Revenue:
Product	$44,278	$80,604	$36,326	82.0%
Subscription and service	4,124	10,694	6,570	159.3

Total revenue	48,402	91,298	42,896	88.6
Cost of revenue:
Cost of product revenue	7,772	11,549	3,777	48.6
Cost of subscription and service revenue	470	992	522	111.1

Total cost of revenue	8,242	12,541	4,299	52.2

Gross margin	$40,160	$78,757	$38,597	96.1

Gross margin percentage	83.0%	86.3%	3.3%

        Cost of revenue for the period from January 4, 2006 through December 31, 2006 increased $4.3 million, or 52%, to $12.5 million from 2005. As a percentage of revenue, cost of revenue for the period ended December 31, 2006 declined 3% to 14% from 2005. The dollar increase in cost of revenue for the period ended December 31, 2006 compared to 2005 was attributable to greater unit sales. The increase in gross margin percentage for the period ended December 31, 2006 compared to 2005 was primarily the result of a reduction in commissions we paid to some of our resellers.

    Operating Expenses

	Predecessor	Successor
	Year Ended December 31, 2005	Period from January 4, through December 31, 2006	Change	% Change
	(dollars in thousands)
Sales and marketing	$22,432	$45,854	$23,422	104.4%
Acquired in-process research and development	—	12,597	12,597	100.0
Research and development	2,819	8,117	5,298	187.9
General and administrative	8,157	16,590	8,433	103.4

Total operating expenses	$33,408	$83,158	$49,750	148.9

  Sales and Marketing Expenses

        Sales and marketing expenses were $45.9 million for the period from January 4, 2006 through December 31, 2006, an increase of $23.4 million, or 104%, from 2005. As a percentage of revenue, sales and marketing expenses increased to 50% during the period from January 4, 2006 through December 31, 2006 as compared to 46% for 2005. The increase was primarily due to a 92%, or $7.8 million, increase in advertising expenses from 2005, which primarily related to the growth of our television-based marketing. We also incurred $4.1 million of amortization expense related to intangible assets attributed to customer relationships that were recorded in conjunction with the acquisition of Fairfield & Sons, Ltd. during the period ended December 31, 2006. Personnel related costs also grew by $6.8 million from 2005, as we expanded our marketing teams to support the growth in our promotional activities, grew our direct sales force targeting institutions, expanded our internal call center and established a local sales office in the United Kingdom.

  Acquired In-Process Research and Development Expenses

        As a result of the acquisition of Fairfield & Sons, Ltd. and its subsidiary in January 2006, we allocated $12.6 million to acquired in-process research and development, which we expensed during the period from January 4, 2006 through December 31, 2006.

  Research and Development Expenses

        Research and development expenses for the period from January 4, 2006 through December 31, 2006 were $8.1 million, an increase of $5.3 million, or 188%, as compared to 2005. As a percentage of revenue, research and development expenses increased to 9% for the period from January 4, 2006 through December 31, 2006 as compared to 6% for 2005. The increase was primarily attributed to greater personnel and consulting costs related to the expansion of our development capabilities in association with the planned release of our next generation software platform, Version 3.

  General and Administrative Expenses

        General and administrative expenses for the period from January 4, 2006 through December 31, 2006 were $16.6 million, an increase of $8.4 million, or 103%, as compared to 2005. As a percentage of revenue, general and administrative expenses during the period ended December 31, 2006 increased to 18% from 17% in 2005. The dollar increase was primarily attributable to increased personnel costs of $3.1 million related to the expansion of our legal, finance, support and administrative functions to support the overall growth of our business and increased consulting fees of $4.0 million in connection with the evaluation and planned restructuring of our business systems and internal controls to support our future growth.

    Interest and Other Income (Expense)

	Predecessor	Successor
	Year Ended December 31, 2005	Period from January 4 through December 31, 2006	Change	% Change
	(dollars in thousands)
Interest income	$38	$613	$575	1,513.2%
Interest expense	—	(1,560)	(1,560)	100.0
Other income (expense)	134	60	(74)	(55.2)

Total	$172	$(887)	$(1,059)	(615.7)

        In January 2006, we incurred $17.0 million in long-term debt in connection with our acquisition of Fairfield & Sons, Ltd. As a result, we incurred interest expenses of $1.6 million during the period from January 4, 2006 through December 31, 2006, which was partially offset by increased interest income of $0.6 million due to higher cash balances.

    Income Tax Expense

	Predecessor	Successor
	Year Ended December 31, 2005	Period from January 4 through December 31, 2006	Change	% Change
	(dollars in thousands)
Income tax expense (benefit)	$143	$(1,240)	$(1,383)	(967.1)%

        Income tax benefit for the period from January 4, 2006 through December 31, 2006 was $1.2 million. For the year ended December 31, 2005, the Predecessor was an S corporation and did not have a provision for federal and most state income taxes. These income taxes were the responsibility of the Predecessor's stockholders, who were responsible for reporting their allocable shares of the Predecessor's income and deductions in their respective income tax returns. Income tax expense for the year ended December 31, 2005 was related to state income taxes from states that do not recognize the S corporation status, which resulted in income tax expense in the amount of $0.1 million for the year ended December 31, 2005.

Quarterly Results of Operations

        The following tables set forth unaudited quarterly consolidated statement of operations data for the four quarters of 2007 and the first three quarters of 2008, as well as the percentage that each line item represented of our revenue. We have prepared the statement of operations data for each of these quarters on the same basis as the audited consolidated financial statements included elsewhere in this prospectus and, in the opinion of the management, the statement of operations data includes all adjustments, consisting solely of normal recurring adjustments, necessary for the fair statement of the results of operations for these periods. This information should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly results of operations are not necessarily indicative of our operating results for any future period.

	Three Months Ended
	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007	March 31, 2008	June 30, 2008	September 30, 2008
	(in thousands, except per share data)
Statement of Operations Data:
Revenue:
Product	$25,192	$26,319	$30,323	$38,063	$30,218	$41,630	$53,139
Subscription and service	3,894	4,099	4,486	4,945	5,367	6,112	6,664

Total revenue	29,086	30,418	34,809	43,008	35,585	47,742	59,803
Cost of revenue:
Cost of product revenue	3,517	4,242	5,740	5,556	4,030	5,968	7,871
Cost of subscription and service revenue	231	327	578	496	506	577	705

Total cost of revenue	3,748	4,569	6,318	6,052	4,536	6,545	8,576

Gross margin	25,338	25,849	28,491	36,956	31,049	41,197	51,227

Operating expenses:
Sales and marketing	13,506	14,808	17,080	20,043	18,045	21,737	25,727
Research and development	3,476	2,977	3,072	3,368	4,532	3,758	5,018
General and administrative	7,455	7,050	7,528	7,753	8,528	8,856	8,889

Total operating expenses	24,437	24,835	27,680	31,164	31,105	34,351	39,634

Income (loss) from operations	901	1,014	811	5,792	(56)	6,846	11,593
Other income and expense:
Interest income	218	154	148	153	216	98	109
Interest expense	(382)	(314)	(329)	(306)	(296)	(225)	(194)
Other (expense) income	32	2	152	(32)	287	(175)	(31)

Total interest and other income (expense), net	(132)	(158)	(29)	(185)	207	(302)	(116)

Income before income taxes	769	856	782	5,607	151	6,544	11,477
Income tax expense	358	868	880	3,329	583	3,183	5,456

Net income (loss)	411	(12)	(98)	2,278	(432)	3,361	6,021
Preferred stock accretion	(20)	(20)	(20)	(20)	—	—	—

Net income (loss) attributable to common stockholders	$391	$(32)	$(118)	$2,258	$(432)	$3,361	$6,021

Income (loss) per share attributable to common stockholders:
Basic	$0.32	$(0.03)	$(0.09)	$1.59	$(0.30)	$2.30	$4.07

Diluted	$0.03	$(0.03)	$(0.09)	$0.18	$(0.30)	$0.26	$0.46

Common shares and equivalents outstanding:
Basic weighted average shares	1,240	1,240	1,352	1,420	1,434	1,461	1,478

Diluted weighted average shares	12,479	1,240	1,352	12,895	1,434	12,944	13,024

Other Data:
Adjusted EBITDA	$3,139	$3,265	$3,126	$8,238	$2,231	$8,789	$13,807

Stock-based compensation expense included in:
Cost of revenue	$1	$—	$—	$—	$1	$—	$1
Research and development	69	70	75	145	80	137	127
Sales and marketing	35	35	29	90	33	36	43
General and administrative	174	124	142	338	219	236	226

Total stock-based compensation expense	$279	$229	$246	$573	$333	$409	$397

Intangible amortization expense included in:
Cost of revenue	$307	$306	$307	$307	$13	$—	$—
Sales and marketing	1,040	1,040	761	754	751	750	751

Total intangible amortization expense	$1,347	$1,346	$1,068	$1,061	$764	$750	$751

	Three Months Ended
	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007	March 31, 2008	June 30, 2008	September 30, 2008
	(in thousands)
Revenue:
Product	87%	87%	87%	89%	85%	87%	89%
Subscription and service	13	13	13	11	15	13	11

Total	100	100	100	100	100	100	100
Cost of revenue:
Cost of product revenue	12	14	16	13	11	13	13
Cost of subscription and service revenue	1	1	2	1	1	1	1

Total cost of revenue	13	15	18	14	13	14	14

Gross margin	87	85	82	86	87	86	86

Operating expenses:
Sales and marketing	46	49	49	47	51	46	43
Research and development	12	10	9	8	13	8	8
General and administrative	26	23	22	18	24	19	15

Total operating expenses	84	82	80	72	87	72	66

Income from operations	3	3	2	13	0	14	19
Other income and expense:
Interest income	1	1	0	0	1	0	0
Interest expense	(1)	(1)	(1)	(1)	(1)	0	0
Other income	0	0	0	0	1	0	0

Interest and other income (expense), net	0	(1)	0	0	1	(1)	0

Income before income taxes	3	3	2	13	0	14	19
Income tax expense (benefit)	1	3	3	8	2	7	9

Net income (loss)	1	0	0	5	(1)	7	10
Preferred stock accretion	0	0	0	0	—	—	—

Net income (loss) attributable to common stockholders	1%	0%	0%	5%	(1)%	7%	10%

Other data:
Adjusted EBITDA	11%	11%	9%	19%	6%	18%	23%

         The following table sets forth a reconciliation of adjusted EBITDA to net income (loss), the most comparable GAAP measure, for each of the periods indicated:

	Three Months Ended
	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007	March 31, 2008	June 30, 2008	September 30 2008
	(in thousands)
Reconciliation of adjusted EBITDA to net income (loss):
Net income (loss)	$411	$(12)	$(98)	$2,278	$(432)	$3,361	$6,021
Interest expense, net	164	160	181	153	80	127	85
Income tax expense	358	868	880	3,329	583	3,183	5,456
Depreciation and amortization	1,927	2,020	1,917	1,905	1,667	1,709	1,848
Stock-based compensation	279	229	246	573	333	409	397

Adjusted EBITDA	$3,139	$3,265	$3,126	$8,238	$2,231	$8,789	$13,807

Other Factors that May Affect Comparability

    Public Company Expenses

        Upon consummation of our initial public offering, we will become a public company, and our shares of common stock will be publicly traded on the New York Stock Exchange. As a result, we will need to comply with new laws, regulations and requirements that we did not need to comply with as a private company, including provisions of the Sarbanes-Oxley Act of 2002, other applicable SEC regulations and the requirements of the New York Stock Exchange. Compliance with the requirements of being a public company will require us to increase our general and administrative expenses in order to pay our employees, legal counsel and independent registered public accountants to assist us in, among other things, instituting and monitoring a more comprehensive compliance and board governance function, establishing and maintaining internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 and preparing and distributing periodic public reports in compliance with our obligations under the federal securities laws. In addition, as a public company, it will be more expensive for us to obtain directors' and officers' liability insurance.

Liquidity and Capital Resources

        Our primary operating cash requirements include the payment of salaries, incentive compensation, employee benefits and other personnel-related costs, as well as direct advertising expenses, costs of office facilities and costs of information technology systems.

        Since our inception, we have financed our operations solely through cash flow from operations with the exception of the acquisition of the Predecessor which was funded in part through the sale of preferred and common stock and a $17.0 million term loan from Madison Capital Funding LLC. At September 30, 2008, our principal sources of liquidity were cash and cash equivalents totaling $27.8 million and a $4.0 million revolving credit facility, all of which remained available for borrowing at September 30, 2008.

        Our credit agreement with Madison Capital Fund LLC includes both a term loan and a revolving credit facility. As of September 30, 2008, the term loan had an outstanding balance of $10.8 million and an interest rate of 5.4%. We did not have any borrowings at September 30, 2008 under the revolving credit facility. We intend to use a portion of the net proceeds from this offering to repay the outstanding balance under the term loan. Although the revolving credit facility will survive the repayment of the term loan, we do not plan or expect to borrow under the revolving credit facility in the foreseeable future.

        Our future capital requirements may vary materially from those now planned and will depend on many factors, including development of new products, market acceptance of our products, the levels of advertising and promotion required to launch additional products and improve our competitive position in the marketplace, the expansion of our sales, support and marketing organizations, the establishment of additional offices in the United States and worldwide and the building of infrastructure necessary to support our growth, the response of competitors to our products and our relationships with suppliers and clients. We have experienced increases in our expenditures consistent with the growth in our operations and personnel, and we anticipate that our expenditures will continue to increase in the future.

    Cash Flow Analysis

  Net Cash Provided By Operating Activities

        Net cash provided by operating activities was $15.8 million, $5.0 million and $12.7 million for the year ended December 31, 2007 and the nine months ended September 30, 2007 and 2008, respectively. Net cash provided by operating activities was primarily generated from net income as adjusted for depreciation and amortization and stock compensation expense. Net income totaled $2.6 million,

$0.3 million and $9.0 million for the year ended December 31, 2007 and the nine months ended September 30, 2007 and 2008, respectively. Depreciation and amortization and stock compensation expense for these periods aggregated $9.1 million, $6.6 million and $6.4 million, respectively. Increases in deferred revenue resulting from greater sales of subscription licenses also contributed to net cash provided by operations; these increases represented $4.8 million, $0.5 million and $3.7 million for the year ended December 31, 2007 and the nine months ended September 30, 2007 and 2008, respectively. As a result of the growth in our business, we had increases in accounts receivable and inventory, offset by increases in net liabilities, in each of these periods.

        For the period from January 4, 2006 through December 31, 2006, net cash generated from operating activities was $5.1 million. We incurred a net loss for the period of $4.0 million, which included a non-cash charge for acquired in-process research and development of $12.6 million and depreciation and amortization expense of $6.5 million. Deferred revenue also increased by $3.0 million due to greater sales of subscription licenses. These amounts were offset by an $8.5 million reduction in working capital and $5.6 million in deferred income tax benefit.

        For the period from January 1, 2006 through January 4, 2006, net cash provided by operating activities by our Predecessor was $4.8 million. Net cash generated from operations included $5.9 million in stock compensation expense and $4.4 million in accrued compensation related to the Predecessor's acquisition by Rosetta Stone Inc. Accounts receivable also decreased by $4.1 million, which was offset by a $11.1 million net loss.

        Net cash provided by operating activities was $10.8 million for the year ended December 31, 2005, which was primarily the result of net income of $6.8 million and an increase in deferred revenue of $4.6 million, offset by a $1.6 million reduction in working capital.

  Net Cash Used In Investing Activities

        Net cash used in investing activities was $1.2 million and $9.2 million for the period from January 4, 2006 through December 31, 2006 and the year ended December 31, 2007, respectively. For the nine months ended September 30, 2007 and 2008, net cash used in investing activities was $8.1 and $4.3 million, respectively. Our investing activities during these periods related to the purchase of property and equipment associated with the expansion of our information technology systems and our facilities as a result of our growth. Additionally, for the period from January 4, 2006 to December 31, 2006, net cash used in investing activities also included $2.4 million related to the acquisition of our Predecessor.

        For the period from January 1, 2006 through January 4, 2006, net cash used in investing activities by our Predecessor was $2.5 million related to the payment of payroll taxes for employees and stockholders for restricted stock associated with its acquisition by Rosetta Stone Inc.

        For the year ended December 31, 2005, net cash provided by investing activities was $60,000, which included $1.5 million related to purchases of property and equipment, offset by $1.6 million in proceeds from the sale of investments.

  Net Cash Used In Financing Activities

        Net cash used in financing activities was $1.8 million, $1.1 million and $2.2 million for the year ended December 31, 2007 and the nine months ended September 30, 2007 and 2008, respectively. Net cash used in financing activities during these periods was primarily related to principal payments on our long-term debt.

        For the period from January 4, 2006 through December 31, 2006, net cash provided by financing activities was $13.1 million. Net cash provided by financing activities included $49.7 million in proceeds from the issuance of preferred and common stock and $17.0 million in proceeds from long-term borrowings, which we utilized to fund the acquisition of the Predecessor. These amounts were offset by an acquisition related debt payment of $51.9 million.

        For the period from January 1, 2006 through January 4, 2006, net cash used in financing activities by the Predecessor was $3.8 million and related to the payment of a dividend to its stockholders.

        Net cash used in financing activities was $0.9 million for the year ended December 31, 2005 and was primarily related to the payment of long-term debt.

        We believe that our current cash and cash equivalents and funds generated from our operations will be sufficient to meet our working capital and capital expenditure requirements for at least the next twelve months. Thereafter, we may need to raise additional funds through public or private financings or increased borrowings to develop or enhance products, to fund expansion, to respond to competitive pressures or to acquire complementary products, businesses or technologies. If required, additional financing may not be available on terms that are favorable to us, if at all. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders will be reduced and these securities might have rights, preferences and privileges senior to those of our current stockholders. No assurance can be given that additional financing will be available or that, if available, such financing can be obtained on terms favorable to our stockholders and us.

        During the last three years, inflation and changing prices have not had a material effect on our business and we do not expect that inflation or changing prices will materially affect our business in the foreseeable future.

    Off-Balance Sheet Arrangements

        We do not engage in any off-balance sheet financing arrangements. We do not have any interest in entities referred to as variable interest entities, which include special purpose entities and other structured finance entities.

    Contractual Obligations

        The following table summarizes our contractual obligations at December 31, 2007 and the effect such obligations are expected to have on our liquidity and cash flow in future periods.

	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
	(in thousands)
Long-term debt	$13,311	$3,400	$9,911	$—	$—
Operating lease obligations	6,014	2,805	2,516	693	—

Total	$19,325	$6,205	$12,427	$693	$—

        On January 4, 2006, we entered into a credit agreement for a $17.0 million term loan, or term loan, and a $4.0 million revolving credit facility, or revolver. We will repay the outstanding balance of the term loan from the proceeds of this offering. The credit agreement was amended on August 2, 2007 and April 23, 2008 to amend some covenants, terms, and definitions. The term loan and revolver accrue interest at the base rate plus the applicable margin or the LIBOR rate plus the applicable margin, as specified by us. The base rate is defined as the greater of the published prime rate or the federal funds rate plus 0.5%. The applicable margin for any period is indexed to our debt-to-earnings before interest, taxes, depreciation and amortization, or debt-to-EBITDA, ratio. If the debt-to-EBITDA ratio is less than 1.5 to 1, the base rate applicable margin is equal to 1.75% and the LIBOR rate applicable margin is equal to 2.75%. If the debt-to-EBITDA ratio is greater than or equal to 1.5 to 1, the base and LIBOR rate applicable margins both increase by 0.25%. The applicable margin can increase by two percentage points per annum at any time that an event of default exists under the terms of the credit agreement. The interest rate on the term loan at September 30, 2008 was 5.4%. The term loan has an escalating schedule of quarterly principal payments and matures in December 2010. We made principal payments of $1.1 million, $2.6 million and $2.6 million during the period from January 4, 2006 through December 31, 2006, the year ended December 31, 2007 and for the nine months ended September 30, 2008. The term loan also allows for voluntary prepayments without penalties or premium. Mandatory prepayments are required under some conditions, including the receipt of proceeds from a disposition, the issuance of equity securities, including this offering, and excess cash flows as defined in the credit agreement. Future payments under the term loan are subject to change due to the possible effects of the mandatory prepayment provisions. The outstanding balance of the term loan was $15.9 million at December 31, 2006, $13.3 million at December 31, 2007 and $10.8 million at September 30, 2008. The borrowings are secured by substantially all of our assets. The credit agreement contains financial covenants which include a fixed charge coverage ratio, minimum interest coverage ratio, maximum total debt to EBITDA ratio, minimum EBITDA and a limit on capital expenditures. We were in compliance with each of these financial covenants as of September 30, 2008. The amount of long-term debt obligations shown in the table above does not include any interest payments. We had no borrowings under the revolver or letters of credit outstanding as of December 31, 2006, 2007 or September 30, 2008.

        The operating lease obligations reflected in the table above include our corporate office leases and site licenses for our kiosks.

    Recent Accounting Pronouncements

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. Accordingly, SFAS No. 157 does not require any new fair value measurements, but will potentially require additional disclosures. In February 2008, FASB issued a final FASB Staff Position, or FSP, No. FAS 157-2, Effective Date of FASB Statement No. 157. FSP 157-2 delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. In addition, FSP 157-2 removes specified leasing transactions from the scope of SFAS No. 157. The effective date of SFAS No. 157 for nonfinancial assets and liabilities has been delayed by one year to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. SFAS No. 157 for financial assets and liabilities is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The adoption of SFAS No. 157 for financial assets and liabilities did not have a material impact on our financial condition, results of operations or cash flows as of January 1, 2008. We are currently evaluating the impact of SFAS No. 157 for non-financial assets and liabilities on our financial statements, but we do not believe there will be a material impact.

        In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115. SFAS No. 159 permits an entity to elect fair value as the initial and subsequent measurement attribute for many financial assets and liabilities. Entities electing the fair value option would be required to recognize changes in fair value in earnings. Entities electing the fair value option are required to distinguish, on the face of the statement of financial position, the fair value of assets and liabilities for which the fair value option has been elected and similar assets and liabilities measured using another measurement attribute. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The adjustment to reflect the difference between the fair value and the carrying amount would be accounted for as a cumulative-effect adjustment to retained earnings as of the date of initial adoption. The adoption of SFAS No. 159 did not impact our consolidated financial statements as of January 1, 2008.

        In December 2007, the FASB issued SFAS No. 141(R), Business Combinations, which replaces SFAS No. 141. SFAS No. 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) is to be applied prospectively to business combinations for which the acquisition date is on or after an entity's fiscal year that begins after

December 15, 2008. We will assess the impact of SFAS No. 141(R) if and when a future acquisition occurs.

        In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51. SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a noncontrolling interest, or minority interest, as equity in the consolidated financial statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS No. 160 clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS No. 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. We do not believe the adoption of SFAS No. 160 will have a material impact on our financial condition, results of operations or cash flows.

        In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133. SFAS No. 161 requires enhanced disclosures about an entity's derivative and hedging activities. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Entities are required to provide enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations and how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. We do not expect the adoption of SFAS No. 161 to have a significant impact on our consolidated financial statements.

        In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles. SFAS No. 162 identifies the sources of accounting principles and provides the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. SFAS No. 162 is effective 60 days following the SEC approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. We are currently evaluating the impact of SFAS No. 162 on our financial statements, but we do not believe there will be a material impact.

    Quantitative and Qualitative Disclosures about Market Risk

  Foreign Currency Exchange Risk

        The functional currency of our foreign subsidiaries is their local currency. Accordingly, our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. The volatility of the prices and applicable rates are dependent on many factors that we cannot forecast with reliable accuracy. In the event our foreign sales and expenses increase, our operating results may be more greatly affected by fluctuations in the exchange rates of the currencies with which we do business. At this time we do not, but we may in the future, invest in derivatives or other financial instruments in an attempt to hedge our foreign currency exchange risk.

  Interest Rate Sensitivity

        Interest income and expense are sensitive to changes in the general level of U.S. interest rates. However, based on the nature and current level of our marketable securities, which are primarily short-term investment grade and government securities and our notes payable, we believe that there is no material risk of exposure.

 BUSINESS

Overview

        We are a leading provider of technology-based language learning solutions. We develop, market and sell language learning solutions consisting of software, online services and audio practice tools primarily under our Rosetta Stone brand. Our teaching method, which we call Dynamic Immersion, is designed to leverage the innate, natural language learning ability that children use to learn their native language. Our courses are based on our proprietary interactive technologies and pedagogical content, and utilize a sophisticated sequencing of images, text and sounds to teach a new language without translation or grammar explanation. We believe our award-winning solutions provide an effective, convenient and fun way to learn languages. We currently offer our self-study language learning solutions in 31 languages. Our customers include individuals, educational institutions, armed forces, government agencies and corporations.

        People throughout the world seek to learn foreign languages for a variety of reasons, including to learn about other cultures, to communicate with friends and family, to enhance their career prospects, to travel internationally and to obtain personal enjoyment and enrichment. According to a December 2007 industry analysis we commissioned from The Nielsen Company, a market research firm, which we refer to as the Nielsen survey, the language learning industry worldwide represented over $83 billion in consumer spending in 2007, of which more than $32 billion was for self-study. According to the Nielsen survey, the language learning industry in the United States, where we generated 95% of our revenue in 2007, represented over $5 billion in consumer spending in 2007, of which over $2 billion was for self-study.

        The strength and breadth of our solutions have allowed us to develop a business model that we believe distinguishes us from other language learning companies. Our scalable technology platform and our proprietary content can be deployed across many languages. This has enabled us to cost-effectively develop a broad product portfolio. We have a multi-channel marketing and distribution strategy that directly targets customers, utilizing print, online, television and radio advertising, public relations initiatives and our branded kiosks. Approximately 85% of our revenue in 2007 was generated through our direct sales channels, which include our call centers, websites, institutional sales force and kiosks. We also distribute our solutions through select retailers such as Amazon.com, Apple, Barnes & Noble and Borders. According to an August 2008 survey we commissioned from Global Market Insite Inc., or GMI, a market research services firm, Rosetta Stone is the most recognized language learning brand in the United States. The unaided awareness of our brand was over 40%, which was more than seven times that of any other language learning company in the United States. Additionally, of those surveyed who had an opinion of our brand, over 80% associated it with high quality and effective products and services for teaching foreign languages.

        We grew our revenue from our Predecessor's $15.5 million in 2003 to $137.3 million in 2007, representing a 73% compound annual growth rate. This growth has been entirely organic. For the nine months ended September 30, 2008, our revenue was $143.1 million, an increase of 52% over the same period in 2007.

Our Industry

         Market Size.    According to the Nielsen survey, the worldwide language learning industry represented more than $83 billion in consumer spending in 2007, of which more than $32 billion was for self-study. The Nielsen survey also estimated that the language learning industry in the United States, where we generated 95% of our revenue in 2007, represented more than $5 billion in consumer spending in 2007, of which more than $2 billion was for self-study.

        The language learning market is highly fragmented and consists of the following primary models: classroom instruction utilizing the traditional approach of memorization, grammar and translation; immersion-based classroom instruction; self-study books, audio tapes and software that rely on grammar and translation; and free online offerings that provide basic content and opportunities to practice writing and speaking.

         Key Drivers of Demand in Language Learning Market.    We believe that language learning is becoming more important and valued by individuals and institutions in the United States and throughout the world. The demand for language learning is driven in part by:

  •
  individuals seeking the enjoyment and enrichment brought by learning a language;

  •
  professionals conducting business in a global economy;

  •
  schools seeking to educate their students in local and foreign languages;

  •
  companies training their employees;

  •
  leisure travelers seeking language proficiency for independent international travel;

  •
  armed forces training soldiers to communicate in foreign languages;

  •
  immigrants and expatriates seeking to successfully function in their new environments;

  •
  individuals connecting with their ethnic and family roots; and

  •
  parents supplementing their children's education.

         Limitations of Traditional Methods for Language Learning.    The human brain has a natural capacity to learn languages. Children learn their native language without using rote memorization or adult analytical abilities for grammatical understanding. They learn at their own pace through their immersion in the language spoken around them and using trial and error. They do not rely on translation. By contrast, foreign languages have traditionally been taught by focusing on memorization, grammar translation and word translation, typically in an academic classroom setting. This traditional method involves learning complex grammar rules, conjugating verbs and memorizing vocabulary lists. Students have little practice speaking or listening in the classroom, and practice outside the classroom typically involves rote listening to audio recordings and pronunciation exercises, with little or no feedback on pronunciation accuracy. Many students who were taught languages using the traditional method regard it as ineffective and boring.

         Emergence of Immersion Language Learning.    To address some of the shortcomings of traditional language learning methods, language learning specialists have developed an alternative method for teaching language known as immersion learning, in which only the target language is spoken. We believe that immersion learning is more effective than the traditional translation and grammar method in helping learners move towards conversational fluency. Immersion learning provides a more natural, direct learning environment, where the learner deduces meaning and develops an intuition of language structure. This is similar to the manner in which children learn their native language, without an awareness of formal grammar rules or the necessity to translate. Most immersion learning programs, however, require either one-on-one teaching, a small group course or travel to a foreign country. These programs can cost several thousand dollars and are less convenient than self-study alternatives.

         Use of Interactive Technologies.    There has been a rapid adoption of interactive technologies and software tools to help learning in both consumer and institutional markets, supported by the rapid increase in computing technologies and internet use. According to a 2008 report by Euromonitor International, Inc., a market research firm, there will be more than one billion personal computers in use, and 1.7 billion internet users, by 2009. Given busy lifestyles, adult language learners seek solutions that work flexibly and do not require physical classroom attendance. Educators are interested in deploying learning tools that are relevant to their students, who have had extensive exposure to computer software and interactive games. Corporations are recognizing the value and effectiveness of using their technology investment to help increase the skills of their workforce. According to a July 2007 report by Global Industry Analysts, Inc., a market research firm, the global demand for the delivery of instructional content through the use of electronic technology, or eLearning, will grow an average of 21% annually between 2007 and 2010, reaching a total estimated value of $53 billion by 2010.

         The Need for a High-Quality, Trusted Solution.    Consumers and institutions face a confusing array of alternatives when choosing a language course due to the fragmented nature of the language learning market. Most providers of language learning offer little information to potential customers about their teaching methods and do not have well known brands. The few major internationally known language learning providers generally offer only classroom instruction, which is not convenient for all prospective language learners. In addition, there are numerous self-study courses in the market available at a variety of price points, most of which are offered as audio and books and do not provide an interactive, immersion learning experience. There are also many community websites that provide free opportunities to practice.

        We believe that language learners seek a trusted name-brand solution that is more convenient and affordable than classroom alternatives, and more effective, interactive and engaging than other self-study options. We believe the combination of these elements is not offered by traditional providers of language instruction.

The Rosetta Stone Solution

        Our mission is to change the way people learn languages. We believe our solutions provide an effective way to learn languages in a convenient and engaging manner. Our approach, called Dynamic Immersion, eliminates translation and grammar explanation and is designed to leverage the innate, natural language learning ability that children use to learn their native language. We consider traditional translation and grammar methods as obstacles that delay and impede the successful acquisition of language proficiency, and our solutions avoid those elements. Our computer-based self-study courses allow our customers to learn using the immersion method on their own schedule and for a price that is significantly lower than most classroom-based or one-on-one alternatives. Although other audio and software publishers claim to teach with immersion methods, we believe that we are the only self-study solution that teaches strictly without any translation or explicit grammar explanations. Our proprietary solutions have been developed over the past 16 years by professionals with extensive linguistic, educational and instructional technology expertise. We estimate that our content library consists of more than 25,000 individual photographic images and more than 400,000 professionally recorded sound files. We design the sequencing of our content to optimize learning. The result is a rigorous and complete language learning curriculum that is also designed to be flexible, fun and convenient.

        Our language learning solutions are built upon a flexible software platform that supports multiple languages and is deployable on personal computers, on local networks and online. The platform incorporates a number of proprietary technologies that are key to enabling language learning, including:

  •
  speech recognition that is focused on the unique challenges of language learners;

  •
  Adaptive Recall algorithms that repeat content at scheduled intervals to promote long-term retention;

  •
  reporting features and curriculum options designed to enhance the effectiveness and administration of classroom, enterprise and home school learning; and

  •
  an intuitive user interface that assists the learner's transition from listening comprehension to speaking.

        Rosetta Stone offers a broad product suite, with courses currently available in 31 languages. Our courses are available in up to three levels of proficiency per language, with each level providing approximately 40 hours of instruction and containing multiple units, lessons and activities.

        We also provide an online peer-to-peer practice environment called SharedTalk, at www.sharedtalk.com, where registered language learners meet for language exchange to practice their foreign language skills. Between January 1, 2008 and August 31, 2008, we had more than 100,000 active SharedTalk users. In the month of August 2008, there were approximately 13,000 new SharedTalk registrations.

        Our innovative solutions have received numerous awards and recognitions, including the 2008 CODiE awards for best corporate learning solution and best instructional solution in other curriculum areas sponsored by the Software & Information Industry Association, the 2008 education product of the year awarded by MacWorld, the 2008 BESSIE multilevel foreign language award for Spanish Levels 1, 2, and 3 awarded by ComputED Gazette in 2008, the 2007 EDDIE multilevel foreign language award for Chinese levels 1 and 2 and a 2007 multilevel English-as-a-second-language, or ESL, award for English levels 1, 2, and 3 awarded by ComputED Gazette.

Competitive Strengths

        We consider the foundations of our success to be the quality and breadth of our solutions, the strength of our brand and our direct distribution model. Together, we believe these elements represent a business model with attractive economics that differentiates us from other language learning providers. The quality of our solutions supports our price point, which in turn allows us to deploy a multi-channel marketing effort and a broad-based direct distribution network. We focus on educating consumers about the benefits of our solutions by leveraging our advertising and our kiosk network to drive customers to our call centers and websites, where they can learn about our solutions, try product demonstrations and then transact directly with us.

        We believe our competitive strengths include:

         Advanced Technology-Enabled Language Learning System.    Our proprietary solutions combine effective immersion learning with the benefits of flexibility and interactivity to provide for an efficient and engaging language learning experience. We intend to remain at the forefront of technological and pedagogical advances in language learning.

         Scalable and Adaptable Platform and Content.    Our solutions are designed to be efficiently delivered across multiple languages, systems and geographic markets. For example, we deploy many of the same images and image combinations across multiple languages, which accelerates our ability to add new languages. Because our solutions do not rely upon translation from the target language into the learner's native language, they require only modest localization to be used by learners from other native language backgrounds. This facilitates our ability to sell our existing language courses in new international markets. In addition, our software platform is engineered to work in the same way both online and locally installed, allowing for multiple delivery methods. We also use the same platform for all editions of our solutions: personal, enterprise, classroom and home school.

         Effective Multi-Channel Marketing and Distribution Model.    We believe that our multi-channel marketing and distribution strategy is a competitive strength because it enables us to market and serve our diverse customer base more broadly and make marketing impressions with a high frequency and at a relatively low cost per impression. As compared to competitors that rely primarily on retailers or online vendors to sell their products, our direct marketing and distribution strategy enables us to exert more control over our own growth and the customer experience. Our marketing, sales and distribution efforts are highly integrated and focused on direct interaction with consumers. As a result, we are able to present a tightly controlled and unified message to the marketplace. Our television, online, print and radio advertising includes a "call to action" that drives customers directly to our websites and call centers, where we seek to convert them to sales. Our marketing tools and techniques allow us to attribute sales results to specific marketing initiatives. We utilize this data to continuously improve the efficiency of our websites, call centers, advertising and media planning and buying. We also operate more than 150 kiosks, which extend our direct interaction with customers and allow them to experience our solutions with the guidance of one of our product specialists. Our kiosks are located in airports, malls and other strategic, high-traffic locations. In our institutional markets, sales efforts are led by our direct sales force. We conduct our institutional marketing primarily through tradeshows and customer visits. Our marketing campaigns also support this channel. We augment our direct distribution network with select retailers, including Amazon.com, Apple, Barnes & Noble and Borders. During the nine month period ended September 30, 2008, approximately 85% of our revenue came from our direct channels, including our websites, call centers, kiosks and institutional sales force, and the remainder was attributable to sales through retailers.

         Leading and Trusted Brand, with a Differentiated, High-Quality Positioning.    According to the GMI survey, Rosetta Stone is the most recognized brand of language learning solutions in the United States. Additionally, of those surveyed who had an opinion of our brand, over 80% associated the brand with high-quality and effective products and services for teaching foreign languages. We believe we have positioned Rosetta Stone as a premium brand and a trusted choice for learning languages. Our marketing message centers on key points of differentiation from our competitors' traditional language offerings by focusing on our learners' own intrinsic competence. We believe that continued marketing and brand building will drive broader demand for our products and help us pursue our goal of making Rosetta Stone the preeminent language learning brand.

         Enthusiastic and Loyal Customer Base.    Our customers exhibit loyalty and enthusiasm for our products and many promote sales of our products through word-of-mouth referrals. Our latest survey of our individual customers in the United States, completed in February 2008, revealed that 86% of respondents expressed satisfaction with our solutions, and 69% of respondents have recommended our solutions to one or more individuals.

Our Strategy

        Our goal is to strengthen our position as a leading provider of language learning solutions through the following strategies:

         Extend Our Technological and Product Leadership.    We intend to apply new technologies to maintain our product leadership. We currently are working on a variety of product development initiatives. For example, we are developing a new web-based service that extends our existing language learning solutions by offering opportunities for practice with dedicated language conversation coaches and other language learners to increase language socialization. We expect to provide this web-based service primarily as a bundle with our software and audio offerings. At the same time, we expect to provide augmented free peer-to-peer language practice, building on our existing success with sharedtalk.com. In addition, we are evaluating opportunities to extend our learning solutions to hand-held devices, and we intend to continue to advance our proprietary software platform and our speech recognition technology.

         Expand Our Core Product Portfolio.    We plan to expand our product portfolio by adding more advanced course levels for our existing languages. We give learners the option to purchase our solutions at a single level of difficulty or as a bundle of all three existing levels. Currently, 14 of our languages are offered in all three levels of proficiency. Our other languages are available in either one or two levels of proficiency. We also plan to add new languages and new skill development and remediation courses for advanced language learners. We believe that there is an opportunity to increase our revenue as we introduce the second or third level of proficiency to many of our remaining 17 languages. In addition, we believe that there may be opportunities for us to introduce additional language learning solutions containing industry-specific content.

         Increase U.S. Market Share.    To increase our penetration of the U.S. market and expand our brand awareness, we intend to increase our marketing campaigns through the purchase of additional television, print, radio and online advertising, and to explore new media channels. We believe that our multi-channel marketing model helps to build greater brand awareness, which over time will further increase our marketing efficiency. We also intend to continue to add select retail relationships and kiosks. For example, a selection of our solutions has recently become available in Apple stores and at Apple.com. For our institutional business, we expect to expand our direct sales force along with our institutional marketing activities.

         Increase Our Focus on Sizeable Non-U.S. Markets.    We generated approximately 5% of our revenue in 2007 from sales outside the United States. According to the Nielsen survey, over 90% of the $83 billion spent in 2007 on consumer language learning products and services was spent outside the United States. We therefore believe that there is a significant opportunity for us to expand our business internationally utilizing many of the successful marketing and distribution strategies we have used in the United States. We have established subsidiaries in the United Kingdom and Japan to develop our international business. In addition, we are exploring opportunities to expand our presence in Asia, Europe and South America. Because our solutions do not rely upon translation from the target language into the learner's native language, they require only modest localization to be used by learners from other native language backgrounds, and thus we believe that we can efficiently scale our business internationally.

Products and Services

        We offer language learning solutions in 31 languages under the Rosetta Stone and Rosetta World brands. Each language currently has up to three levels, with each consecutive level representing a higher level of proficiency. We sell each level as a standalone unit, although we offer a price incentive to customers to purchase all three levels as a bundle, where that option is available. In August 2007, we released our Version 3 solution for ten of our best selling languages and we released an additional four languages in Version 3 in March 2008. The remaining languages are available in Version 2 of our software.

        We have four different editions: personal, enterprise, classroom and home school. Each edition utilizes the same core software product, but includes different ancillary features as follows:

  •
  Personal Edition—This edition is targeted to individual consumers and contains the core software product we use for all editions.

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  Enterprise Edition—This edition is targeted to businesses, armed forces, government organizations and not-for-profit entities and can accommodate organizations of any size, from individual learners to entire global organizations. This edition includes management tools that provide easy-to-use administrative and reporting functionality. These tools deliver easy-to-read reports and graphs that track learner activity, progress and scores, thereby providing organizations with key information they need to measure return on their language learning investment.

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  Classroom Edition—This edition is targeted to language programs in primary, secondary and higher education settings and is scalable to accommodate a variety of implementations, from individual schools to district-wide programs and universities. The classroom edition is designed to be incorporated into a teacher's overall language-learning curriculum, complementing in-class teaching and enabling individualized self-paced learning outside the classroom. The classroom edition includes a learner management tool, the Rosetta Stone Manager, which provides easy-to-use administrative and reporting functionality. This tool enables teachers to plan lessons and generate reports and graphs that track student and classroom activity, progress and scores.

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  Home School Edition—This edition is targeted to families with home school students and is designed to provide parents the tools and resources they need to manage student progress without extensive planning or supervision. The home school edition includes administrative tools that permit parents to follow student progress and access specific information about student performance, such as completed exercises, test scores, and time spent learning, and to generate printable progress reports. In addition, parents have the ability to enroll their students in predefined curriculum paths designed to assist in lesson planning and in achieving learning objectives.

        With our personal edition, we offer a compact disc audio practice tool, the Audio Companion, in 14 languages. Audio Companion is a series of digital audio files that contain lessons directly aligned to the Rosetta Stone curriculum, allowing users to practice and carry on their immersive experience when they are away from a computer. The lessons on the Audio Companion can be transferred to MP3 players. The Audio Companion provides a convenient opportunity for practicing material that was previously learned through the software program. Unlike other common audio products, Rosetta Stone does not rely solely on an audio environment to teach, so we can create an immersive audio environment, using only the target language, which reinforces material learned from our software program.

        Our solutions are available both pre-packaged and by subscription online through our language learning portal. For the nine months ended September 30, 2008, approximately 87% of our revenue was from CD-ROM sales to both consumers and institutions, while approximately 13% was from online subscriptions.

        We currently offer the following languages:

	Level 1	Level 2	Level 3	Audio Companion	Version 2	Version 3
Arabic	•	•	•	•		•
Chinese (Mandarin)	•	•	•	•		•
Danish	•				•
Dutch	•	•			•
English (U.K.)	•	•	•	•		•
English (U.S.)	•	•	•	•		•
Farsi (Persian)	•	•			•
French	•	•	•	•		•
German	•	•	•	•		•
Greek	•	•			•
Hebrew	•	•	•	•		•
Hindi	•				•
Indonesian	•				•
Irish	•	•	•	•		•
Italian	•	•	•	•		•
Japanese	•	•	•	•		•
Korean	•				•
Latin	•				•
Pashto	•				•
Polish	•				•
Portuguese (Brazil)	•	•	•	•		•
Russian	•	•	•	•		•
Spanish (Latin America)	•	•	•	•		•
Spanish (Spain)	•	•	•	•		•
Swahili	•				•
Swedish	•				•
Tagalog	•	•			•
Thai	•	•			•
Turkish	•				•
Vietnamese	•				•
Welsh	•				•

        We also provide an online peer-to-peer practice environment called SharedTalk, at www.sharedtalk.com, where registered language learners meet for language exchange and to practice their foreign language skills. Between January 1, 2008 and August 31, 2008, we had more than 100,000 active SharedTalk users. In the month of August 2008, there were approximately 13,000 new SharedTalk registrations.

        In addition, we have developed Rosetta Stone products for the exclusive use of Native American communities to help to save their endangered languages, including Mohawk, Innutitut and Iñupiaq.

Technology

        Since January 1, 2003, we have expended over $40 million in research and development expenses, which included the development of a proprietary unified language learning software platform. Our newest application, Version 3, currently supports three levels of proficiency and is available in 14 languages. Version 2, our legacy application, is available for our other 17 languages. We intend to offer additional languages on Version 3. The technology underlying both Version 2 and Version 3 is designed to handle the complexities of a wide variety of languages, including languages written from right-to-left such as Arabic and Hebrew and languages with characters such as Chinese and Japanese.

        Our Version 3 platform is flexible and capable of meeting a wide range of market requirements, including:

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  enabling reporting features and additional curriculum options for our home school edition;

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  providing our solutions in a local networked environment to enable a class management tool in the classroom edition;

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  offering our solutions online through a commercial learning management system for our enterprise customers; and

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  providing localized interfaces and help files in the user's native language, which are currently available in eight languages.

In each of these cases, the learner receives the same engaging language learning experience and content.

        We have developed a speech recognition technology focused on the unique challenges of language learners, stressing non-native speech understanding and pronunciation feedback. This technology, which is included in Version 3, is available for 14 of our best selling languages and runs on all widely available operating systems and on local and online applications. Our speech recognition models include languages traditionally not supported by general-purpose speech recognition software, such as Irish.

        We have developed proprietary algorithms we call Adaptive Recall, which are designed to enhance the learner's experience by reintroducing content at longer and longer intervals in order to improve long-term retention. Adaptive Recall, available in Version 3, is designed to be efficient with a learner's time, bringing material back in the program less and less frequently as the learner remembers over extended periods of time.

        We have developed a proprietary student management system, which is designed to allow teachers and administrators to configure their own lesson plans using our content and exercises and to review reports for evaluation of student progress.

        We have developed an intuitive user interface that assists in the learner's transition from listening comprehension to speaking, making language skill development an integrated experience.

        We have also created proprietary content development tools that allow our curriculum specialists to write, edit, manage and publish our course materials. These tools allow authors, translators, voicers, photographers and editors to work efficiently and cooperatively across multiple locations.

Content and Curriculum

        The foundation of Dynamic Immersion is our proprietary content, consisting of a total of more than 25,000 individual photographic images and more than 400,000 professionally recorded sound files. Each Version 3 language contains approximately 10,000 individual photographic images and 15,000 professionally recorded sound files. We believe these photographic images and recorded sound files are a competitive strength, as we have created many of the pictures and all of the sound files ourselves. We believe that our images and their juxtaposition convey a universal meaning, which makes it possible for us to broadly deploy the same images across multiple languages. In addition, we have developed a sophisticated method for sequencing the images, which is designed to build a rich curriculum that incrementally teaches the user the most important and relevant language skills necessary to achieve fluency. We believe that our sequence of images is as effective for someone learning Arabic or Mandarin Chinese as it is for someone learning Spanish or English. To supplement our core content, we incorporate specific nuances for each language, such as dual forms for parts of speech in Arabic.

Our ability to tailor our content also enables us to develop customized versions of our language learning solutions to address the specific needs of various industries. For example, we recently created a customized version of our Arabic learning solution for the U.S. Army, which includes military-specific content, such as vocabulary, images and curriculum sequencing. In the future, we may develop customized versions for other industries, such as healthcare, business, real estate and retail.

        In addition to visual learning experiences, our Version 3 solutions incorporate an integrated speech program utilizing our voice recognition application, which works in languages that are traditionally not supported by general-purpose speech recognition software. As an integral component of the program, this voice recognition feature works with our learners to promote the appropriate pronunciation of the words and concepts included in the lesson.

        Throughout the curriculum sequence, our program combines the introduction of new concepts, practice of recent material and production of key phrases. As learners progress along our curriculum, they transition from seeing and recognizing to speaking as our program prompts them to pronounce the words they are being taught. Our solution covers all aspects necessary for fluency within a completely immersive environment without requiring translation or explanation, including alphabet, vocabulary, intuitive grammar, reading, writing, listening, pronunciation and conversation. While rigorous and complete, the curriculum is designed to remain flexible, allowing learners to alter their individual pace and focus of instruction to meet their particular goals and abilities. The language content for our respective courses is organized into three levels of proficiency, with each level providing approximately 40 hours of instruction and containing multiple units, lessons and activities.

Customers

        Our customers include individuals, home school parents, educational institutions, armed forces, government agencies, corporations and not-for-profit institutions. We sell to our customers through a direct-to-consumer and institutional marketing and distribution strategy.

Channel	Customer Type	Representative Customers
Consumer	Individual	Based on our internal studies, 60% annually earn more than $75,000 and 44% earn more than $100,000
	Retailers	Amazon.com, Apple, Barnes & Noble and Borders
Institutional	Educational Institutions
Primary and Secondary Schools: New York City Department of Education (NY), DeKalb County Schools (GA), Cherokee County Board of Education (GA), Yonkers Public Schools (NY), Oakland Unified School District (CA), Manatee County Schools (FL)
Universities: James Madison University, University of Wisconsin, West Chester University, Virginia Commonwealth University, Clark Atlanta University, Jackson State University
	Government and Armed Forces	U.S. Department of Homeland Security, U.S. Immigration and Customs Enforcement, Foreign Service Institute, Defense Intelligence Agency, U.S. Department of the Air Force
Corporations
Reuters Group Plc, General Motors Corp., Pride International Inc., Res-Care, Inc., Cerner Corp., Tyco Electronics Corp., Molex Inc., Experian Information Solutions, Inc., Marriott International, Inc., Whole Foods Market Inc.
Not-for-Profit Organizations
The Church of Jesus Christ of Latter-Day Saints, Council for Adult and Experiential Learning, Pacific Training Institute Clinic, AARP, Trust for the Americas, Neighborhood House of St. Paul, Seattle Goodwill

Marketing and Distribution Channels

        Our multi-channel marketing and distribution model consists of print, online, television and radio direct-response advertising, kiosks, our institutional sales force and retail resellers. We believe that this marketing and distribution model, through which each channel complements and supports the others, provides;

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  greater brand awareness across channels;

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  cost-effective consumer acquisition and education;

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  premium brand building; and

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  improved convenience for consumers.

    Consumer

        Consumer sales accounted for approximately 78% of our revenue for the year ended December 31, 2007. Our consumer distribution model comprises a mix of our call centers, websites, network of kiosks and select retail resellers, such as Amazon.com, Apple, Barnes & Noble and Borders. We believe these channels complement each other, as consumers that have seen our direct-to-consumer advertising may purchase at our kiosks or retailers, and those who have seen our solutions demonstrated at our kiosks may purchase solutions through our retailers, websites or call centers.

         Direct to Consumer.    Our direct-to-consumer channel, which we define as sales generated through either our websites or call centers, accounted for approximately 58% of our consumer revenue for the year ended December 31, 2007. We utilize several forms of advertising to drive our direct-to-consumer sales, including print, online, television and radio. We advertise in a variety of national publications, such as Time, The Economist, The New Yorker and National Geographic. Our online media strategy encompasses banner and paid search advertising, as well as affiliate relationships. We work with various online agencies to buy both impression-based and performance-based traffic. All our advertisements include a "call to action", which encourages potential customers to visit our websites or contact a call center to order a product or a CD-ROM demo. Our advertisements include promotional codes that encourage customers to indicate which television or radio spot or publication they are responding to in order for us to track performance of each discrete media buy. By using different codes for different advertising media and campaigns, we can track the link between our media buying and the demand it generates. This gives us insight into the effectiveness of each form of advertising we purchase, which enables us to more closely tie our advertising spend to the results achieved. We receive our orders in the direct-to-consumer channel through our websites and call centers. Our marketing to this channel also supports the kiosk and retail channels.

         Rosetta Stone Kiosks.    We operate over 150 retail kiosks located in 32 states, in airports, malls and other strategic high-traffic locations. We have also recently begun to open kiosks in the United Kingdom and Japan. These company-operated kiosks accounted for approximately 22% of our consumer revenue for the year ended December 31, 2007. With bright and colorful displays, efficient use of retail space and limited capital investment, we believe that our company-operated kiosks are an effective outlet for selling our solutions and reinforcing our brand image. We believe that our kiosks enhance our ability to build strong consumer relationships and promote additional customer interest through the provision of personal demonstrations by our sales associates.

        Most of our kiosk site licenses range between five to eight months with renewal options. Our policy is to close under-performing kiosks expeditiously.

         Retailers.    Sales to retailers accounted for approximately 20% of our consumer revenue for the year ended December 31, 2007. Our retailers enable us to provide additional points of contact to educate consumers about our solutions, expand our presence beyond our own kiosks and websites, and further strengthen and enhance our brand image. Our retail relationships include Amazon.com, Apple, Barnes & Noble and Borders. Sales in the retail channel are highly correlated with our media expenditures in the direct-to-consumer channel.

    Institutional

        Institutional sales accounted for approximately 22% of our revenue for the year ended December 31, 2007. Our institutional distribution model is focused on targeted sales activity primarily through a direct sales force in four markets: schools, colleges and universities; the U.S. armed forces and federal government agencies; corporations; and not-for-profit organizations. Regional sales managers are responsible for sales of our solutions in their territories and supervise account managers who are responsible for maintaining our customer base. As of September 30, 2008, our domestic institutional sales group consisted of 67 employees, 41 of whom were direct quota-based sales representatives.

         Educational Institutions.    These customers include primary and secondary schools and represented approximately 38% of our institutional sales for the year ended December 31, 2007. In our experience, colleges, universities and schools frequently rely on references from peer institutions and an official request-for-proposal, or RFP, process when selecting a vendor. We generate sales leads from sources such as interacting with attendees at trade shows and conferences, visiting potential customer sites to provide briefings on our solutions and the industry, responding to inbound calls based on recommendations from existing customers and monitoring and responding to RFPs.

         Federal Government Agencies and Armed Forces.    These customers include governmental agencies and armed forces and accounted for approximately 23% of our institutional sales for the year ended December 31, 2007. Many customers in this market license our products through online subscriptions. We have recently been adding sales representatives to this group to allow greater focus by senior sales executives on expanding some of our key relationships.

         Corporations.    We promote interest in this market with trade show and seminar attendance, speaking engagements and direct mailings. Many of our customers in the market prefer online subscription delivery. Corporations represented 9% of our institutional revenue for the year ended December 31, 2007.

         Home Schools.    We promote interest in this market through advertising in publications focused on home schooling, attending local trade shows and seminars and direct mailings. Home school sales accounted for approximately 21% of our institutional revenue for the year ended December 31, 2007.

         Not-for-Profit Organizations.    These customers include organizations developing workforces to serve non-native speaking populations, offering literacy programs and preparing members for overseas missions. We promote interest in this market through our institutional sales force, speaking engagements and direct mailings. Not-for-profit organizations accounted for 9% of our institutional revenue for the year ended December 31, 2007.

    International

        International sales accounted for approximately 5% of our revenue for the year ended December 31, 2007. In the near term, our international activity is primarily focused on successfully growing our business in the United Kingdom, Germany and Japan, where we are utilizing many of the same direct-to-consumer and channel strategies that we developed in the domestic market. We opened our United Kingdom office in 2005 and our Japan office in 2007. Over time, we believe that we will be able to develop a similar business model in other markets in Europe, Asia and Latin America.

Product Development

        Our product portfolio is a result of significant investment in product development over 16 years. Our product development focuses on both software and content development. Our development efforts include both creating new solutions and adding new languages to existing solutions. Our development team has specific expertise in speech recognition, interface design, immersion learning and instructional design. Our engineering and language development organizations are located principally in Harrisonburg, Virginia. We also conduct software development in Boulder, Colorado and Arlington, Virginia.

        In 2006, we licensed speech recognition technology for language learning from the Regents of the University of Colorado. We subsequently hired several of the original developers of this technology to begin building our expertise in speech recognition. Since 2006, we have made significant improvements to the original technology. We believe that this technology and expertise distinguishes us from other companies in our industry.

        In August 2007, we launched a new product platform, Version 3, in ten languages in our consumer channels. This product launch was the culmination of over three years of research and development. Version 3 provides a significant set of new features and benefits, including our proprietary speech recognition technology. We subsequently introduced four additional Version 3 languages in March 2008 and the Audio Companion compact disc practice tool in 14 languages in June 2008.

        As of September 30, 2008, our research and development group consisted of 176 employees. Our research and development expenses were $12.9 million in the year ended December 31, 2007 and $13.3 million in the nine months ended September 30, 2008.

Sourcing and Fulfillment

        Our strategy is to maintain a flexible, diversified and low-cost manufacturing base. We use third-party contract manufacturers and suppliers to obtain substantially all our product and packaging components and to manufacture finished products. We believe that we have good relationships with our manufacturers and suppliers and that there are alternative sources in the event that one or more of these manufacturers or suppliers is not available. We continually review our manufacturing and supply needs against the capacity of our contract manufacturers and suppliers with a view to ensuring that we are able to meet our production goals, reduce costs and operate more efficiently.

        We package and distribute our products primarily from our fulfillment facility in Harrisonburg, Virginia. We also contract with third-party fulfillment vendors in Amsterdam, Netherlands and Tokyo, Japan. From Tokyo, we distribute products for consumer orders in Japan. From Amsterdam, we distribute products for consumer orders in Europe. We distribute products for the remainder of our orders from Harrisonburg, Virginia.

Competition

        The language learning industry is highly fragmented and subject to rapidly changing consumer preferences and industry trends. We expect competition in the markets that we serve to persist and intensify. We face varying degrees of competition from a wide variety of companies providing language learning solutions including:

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  language learning center operators;

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  audio CD and MP3 download providers;

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  pre-packaged software producers;

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  textbook publishers;

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  online tutoring service providers; and

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  online peer-to-peer practice providers.

Our competitors include Berlitz International Inc., Simon & Schuster, Inc. (Pimsleur), Random House Ventures LLC (Living Language), Disney Publishing Worldwide and McGraw-Hill Education.

        We believe that the principal competitive factors in our industry include:

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  product differentiation, including:
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  teaching method,

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  effectiveness,

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  accessibility and convenience,

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  availability and quality of speech recognition, and

  •
  fun and likelihood of continued engagement,

  •
  brand recognition and reputation;

  •
  price; and

  •
  effective advertising.

We believe that we compete favorably on the basis of these factors.

Intellectual Property

        Our ability to protect our core technology and intellectual property is critical to our success. We rely on a combination of measures to protect our intellectual property, including patents, trade secrets, trademarks, trade dress, copyrights and non-disclosure and other contractual arrangements.

        We have several international and U.S. patents pending. Many of these pending patents relate to our language teaching methods.

        We hold a perpetual, irrevocable and worldwide license from the University of Colorado allowing us to use speech recognition technology for language learning solutions. We entered into the license agreement in December 2006, and paid the University of Colorado an up-front license fee.

        We have registered a variety of trademarks, including Rosetta Stone, Rosetta World, Rosetta Stone Language Learning Success and design, Dynamic Immersion, The Fastest Way to Learn a Language Guaranteed., the Rosetta Stone blue stone logo and design, and Rosettastone.com. We have applied to register our Adaptive Recall, SharedTalk, Audio Companion, and the Rosetta Stone blue stone logo and design/Language Learning Success trademarks. All these trademarks are the subject of either registrations or pending applications in the United States, as well as numerous countries worldwide where we do business. We intend to continue to strategically register, both domestically and internationally, trademarks we utilize today and those we develop in the future.

        We own the copyright on our Version 2 English editions. We are registering in the United States our Version 2 non-English editions and all editions of our 14 Version 3 languages.

        We believe that the distinctive marks that we use in connection with our solutions are important in building our brand image and distinguishing our solutions from those of our competitors. These marks are among our most valuable assets. In addition to our distinctive marks, we own several copyrights and trade dress rights to our solutions, product packaging and user manuals. We also place significant value on our trade dress, which is the overall image and appearance of our solutions, and we believe that our trade dress helps to distinguish our solutions in the marketplace.

        Furthermore, our employees, contractors and other parties with access to our confidential information sign agreements that prohibit the unauthorized disclosure of our proprietary rights, information and technology.

Employees

        As of September 30, 2008, we had 1,209 total employees, consisting of 672 full-time and 537 part-time employees. Our personnel consisted of 171 employees in sales and marketing, 176 employees in research and development, 208 in general and administrative, and 654 kiosk sales employees. We continue to actively recruit at all levels and in all departments, and expect the number of employees to fluctuate even as we grow.

        None of our employees is represented by a collective bargaining agreement. There are no pending labor-related legal actions against us filed with any state or federal agency. We believe our employee relations are good.

Properties

        Our corporate headquarters are located in Arlington, Virginia, where we lease approximately 17,600 square feet of space in aggregate. The term of the leases underlying these commitments range from December 31, 2009 to August 31, 2013.

        We have signed a new lease for approximately 31,281 square feet at another location in Arlington, Virginia and intend to move our headquarters there in the near future. The term of the new lease runs through December 31, 2013 and we have the right to extend that lease for an additional three years. We believe that the new headquarters space will be adequate for the foreseeable future. Once we are completely moved to the new space, we intend to attempt to sublease the old headquarters space, but we cannot assure you that we will be able to sublease this space or that, if we do, it will be on terms that will cover our rent expense related to the space.

        We currently own a facility with approximately 47,860 square feet of usable space in Harrisonburg, Virginia, that serves as our operations office, where we perform most of our product development. In addition, we lease a facility with approximately 40,000 square feet in Harrisonburg, Virginia for use as a packing and distribution center for all of our U.S. and some of our international fulfillment. We are seeking additional space in Harrisonburg to support our future growth.

        We also lease small offices in Boulder, Colorado, Tokyo, Japan and London, United Kingdom. Our Boulder office serves as a research and development location while our Tokyo and London offices serve as our regional sales offices.

        As of September 30, 2008, we also had site licenses for 161 kiosks. Most of our kiosk site licenses have terms of approximately six months and provide for a minimum rent plus a percentage rent based upon sales after certain minimum thresholds have been achieved. These site licenses generally require that we pay insurance, utilities, real estate taxes and repair and maintenance expenses. Some of the site licenses also contain early termination options, which can be exercised by us or the licensor under certain conditions.

Legal Proceedings

        From time to time, we have been subject to various claims and legal actions in the ordinary course of our business. We are not currently involved in any legal proceeding the ultimate outcome of which, in our judgment based on information currently available, would have a material adverse impact on our business, financial condition or results of operations.

 MANAGEMENT

Executive Officers and Directors

        The following table provides information concerning our executive officers and directors, including their ages as of September 30, 2008:

Name	Age	Position(s)
Tom P. H. Adams	36	President, Chief Executive Officer and Director
Eric Eichmann	41	Chief Operating Officer
Brian D. Helman	38	Chief Financial Officer
Gregory W. Long	49	Chief Product Officer
Michael C. Wu	41	General Counsel and Secretary
Laura L. Witt(2)(3)	40	Director and Chairman of the Board
Phillip A. Clough(1)	47	Director
John T. Coleman(2)(3)	61	Director
Laurence Franklin(1)	56	Director
Patrick W. Gross(1)(3)	64	Director
John E. Lindahl(2)	63	Director

(1)
Member of our audit committee

(2)
Member of our compensation committee

(3)
Member of our corporate governance and nominating committee

        Tom P. H. Adams has served as President, Chief Executive Officer and Director of Rosetta Stone since January 2006, prior to which he served as Chief Executive Officer of Fairfield & Sons Ltd., the predecessor company of Rosetta Stone, since February 2003. Mr. Adams received his B.A. with honors from the University of Bristol, United Kingdom and an M.B.A. from INSEAD in Fontainebleau, France. Mr. Adams was named the 2008 Ernst & Young Entrepreneur of the Year in the software category in the Greater Washington region.

        Eric Eichmann has served as Chief Operating Officer of Rosetta Stone since September 2006. Prior to joining us, Mr. Eichmann held several management positions at America Online, Inc., an interactive services company, from July 1999 to June 2006, most recently as Senior Vice President of Advertising Operations, Systems and Promotions. Previously, Mr. Eichmann held positions at McKinsey & Co., a management consulting firm, from September 1994 to June 1999. Mr. Eichmann holds an M.A. from the Swiss Federal Institute of Technology, Lausanne, Switzerland and an M.B.A. from the Kellogg Graduate School of Management at Northwestern University.

        Brian D. Helman has served as Chief Financial Officer of Rosetta Stone since March 2007. Prior to joining Rosetta Stone, Mr. Helman was Chief Financial Officer for JME Software LLC, a provider of enterprise software, from April 2006 to March 2007. From May 2002 to February 2006, Mr. Helman was the Chief Financial Officer of Neon Systems, Inc., a publicly traded supplier of mainframe integration software. From October 1996 to November 2001, Mr. Helman held various finance positions with Netspeak Corporation, a publicly traded provider of voice-over-IP software, including Vice President of Finance and Business Planning. Mr. Helman holds a B.S. from the University of Florida. Mr. Helman is a Certified Public Accountant.

        Gregory W. Long has served as Chief Product Officer of Rosetta Stone since August 2006. Prior to joining Rosetta Stone, Mr. Long was Vice President of Leapfrog Schoolhouse, the school division of Leapfrog Enterprises, Inc., a provider of educational products, from December 2001 to August 2006. Prior to that, Mr. Long was at iBeam Broadcasting Corp., a streaming media distribution provider, from May 2000 to September 2001, and held various positions at Mattel's The Learning Company Inc., a developer and marketer of educational and reference software for consumers and schools, from March 1999 to May 2000 and at Creative Wonders, Disney/Electronic Arts' children's software education company, from March 1996 to March 1999. Mr. Long holds a B.A. in Economics from the University of Victoria in Victoria, British Columbia, Canada and an M.B.A. from Queen's University in Kingston, Ontario, Canada.

        Michael C. Wu has served as General Counsel and Secretary of Rosetta Stone since November 2006. From August 2001 to October 2006, Mr. Wu served in several executive positions with Teleglobe International Holdings Ltd. and its predecessor, a publicly traded international telecommunications company, including Vice President and General Counsel, Executive Director, Legal and Executive Director, Operations and Corporate Services. Prior to joining Teleglobe, Mr. Wu was a Senior Counsel for Global One Communications LLC, the joint venture between Sprint Corporation, Deutsche Telekom and France Telecom, from March 1996 to March 1999. He also practiced law at Swidler & Berlin, Chtd and Baker & Botts, LLP. Mr. Wu holds a J.D. from the University of Virginia School of Law and a B.A. from Emory University.

        Laura L. Witt has served as the Chairman of the Board of Directors since January 2006. In September 1997, Ms. Witt joined ABS Capital Partners, a private equity investment partnership, and has served as a General Partner since January 2001. She also serves as a director of Metastorm, Inc. She has a B.A. from Princeton University and an M.B.A. from the Wharton School at the University of Pennsylvania.

        Phillip A. Clough has served as a Director since January 2006. Mr. Clough is a Managing General Partner of ABS Capital Partners, and has been a General Partner of ABS Capital Partners since September 2001. Prior to joining ABS Capital Partners, Mr. Clough was President and Chief Executive Officer of Sitel Corporation, a publicly traded global provider of outsourced customer support services, from May 1998 to March 2001. Mr. Clough serves on the board of directors of Liquidity Services, Inc. and American Public Education, Inc. Mr. Clough holds a B.S. from the U.S. Military Academy at West Point and an M.B.A. from the Darden Graduate School of Business Administration at the University of Virginia.

        John T. Coleman has served as a Director since March 2006. Mr. Coleman served as President, Chief Operating Officer and a Director of Bose Corp., a provider of audio products, from July 2001 to July 2005. Mr. Coleman was Head of the College of Business and Law at University College Cork in Ireland from May 2006 until June 2007. He is a member of the board of advisors of the School of Economics in the University College Cork. Mr. Coleman holds a diploma in Personnel Management, a diploma in Training and Development, a diploma in Management Studies and an M.B.A. degree from the University of Ulster, Northern Ireland.

        Laurence Franklin has served as a Director since March 2006. Since January 2002, Mr. Franklin has served as the President and Chief Executive Officer of Tumi Inc., a manufacturer and retailer of luxury travel, business and lifestyle accessories. Mr. Franklin also serves on the boards of two private companies. Mr. Franklin earned his B.A. from Colgate University and his M.S. from the New York University Graduate School of Business.

        Patrick W. Gross has served as a Director since January 2006. Mr. Gross is Chairman of the Lovell Group, a private business and technology advisory and investment firm that he founded in 2002. Mr. Gross was a founder of, and served as a principal executive officer from 1970 to September 2002 at American Management Systems, Inc., or AMS, a publicly traded information technology consulting, software development, and systems integration firm. Mr. Gross is a director of Capital One Financial Corporation, Career Education Corporation, Taleo Corporation, Liquidity Services, Inc. and Waste Management, Inc. He holds a B.S.E. from Rensselaer Polytechnic Institute, a M.S.E. from the University of Michigan and an M.B.A. from the Stanford Graduate School of Business.

        John E. Lindahl has served as a Director since January 2006 and is Managing Partner at Norwest Equity Partners VIII, LP, or Norwest, a private equity firm, which he joined in 1984. Prior to joining Norwest, John worked at Norwest Bank for 16 years. He holds B.S. and B.A. degrees from the University of Minnesota.

        Our executive officers are appointed by our board of directors and serve until their successors have been duly elected and qualified or their earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Code of Ethics

        We have adopted a code of business conduct and ethics applicable to our principal executive, financial and accounting officers and all persons performing similar functions. A copy of that code will be available on our corporate website at www.rosettastone.com upon competion of this offering.

Composition of the Board of Directors; Classified Board

        Our board of directors currently consists of seven members, six of whom are non-employee members. Each director holds office until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. Our second amended and restated bylaws permit our board of directors to establish by resolution the authorized number of directors.

        Pursuant to the terms of our certificate of incorporation, our existing current directors were elected as follows:

  •
  The holders of our common stock elected four members of our board of directors: Tom P. H. Adams, John T. Coleman, Laurence Franklin and Patrick W. Gross.

  •
  The holders of our Series A-1 Convertible Preferred Stock elected two members of our board of directors: Laura L. Witt and Phillip A. Clough.

  •
  The holders of our Series A-2 Convertible Preferred Stock elected one member of our board of directors: John E. Lindahl.

        Upon the closing of this offering, all of our preferred stock will be automatically converted into our common stock and all of the contractual rights to appoint directors will be automatically terminated. Our second amended and restated certificate of incorporation, which will be effective upon the closing of this offering, will provide that our board of directors will be divided into three classes of directors, each serving a staggered three-year term. As a result, commencing with our first annual meeting of stockholders after the completion of this offering, one class, which will be comprised of only a portion of our board of directors, will be elected at each annual meeting for three-year terms. Each of the current members of our board of directors intends to continue as a director after the closing of this offering and our board of directors will be classified as follows:

  •
  Tom P. H. Adams, Phillip A. Clough and John E. Lindahl are designated Class I directors whose term will expire at the first annual meeting of stockholders after the completion of this offering;

  •
  Laura L. Witt and Laurence Franklin are designated Class II directors whose term will expire at the second annual meeting of stockholders after the completion of this offering; and

  •
  John T. Coleman and Patrick W. Gross are designated Class III directors whose term will expire at the third annual meeting of stockholders after the completion of this offering.

        Our second amended and restated certificate of incorporation will also provide that the number of authorized directors will be determined from time to time by resolution of the board of directors. Any additional directorships resulting from an increase in the number of authorized directors will be distributed among the three classes so that, as nearly as reasonably possible, each class will consist of one-third of the directors. The classification of the board of directors may have the effect of delaying or preventing changes in control of our company. Our second amended and restated certificate of incorporation will further provide for the removal of a director only for cause and by the affirmative vote of the holders of a majority of the shares then entitled to vote at an election of our directors.

Director Independence

        In September 2008, our board of directors undertook a review of the independence of each director and considered whether any director had a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors determined that all of our directors, other than our chief executive officer, Tom Adams, were "independent directors" and met the independence requirements under the listing standards of the New York Stock Exchange.

Committees of the Board of Directors

        Our board of directors has established an audit committee, a compensation committee and a corporate governance and nominating committee.

    Audit Committee

        Our audit committee consists of Phillip A. Clough, Laurence Franklin and Patrick W. Gross, each of whom is a non-employee member of our board of directors. Mr. Gross is the chairperson of our audit committee. Our board of directors has determined that each member of our audit committee meets the requirements of financial literacy under the requirements of the New York Stock Exchange and SEC rules and regulations. Mr. Gross serves as our audit committee financial expert, as defined under SEC rules, and possesses financial sophistication as required by the New York Stock Exchange. Both Mr. Franklin and Mr. Gross are independent as such term is defined in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Mr. Clough is not independent within the meaning of Rule 10A-3(b)(1) because of his affiliation with ABS Capital Partners and the present level of stock ownership of our company by funds affiliated with ABS Capital Partners. The test for independence under Rule 10A-3(b)(1) for the audit committee is different than the general test for independence of board and committee members. In accordance with Rule 10A-3(b)(1) and the listing standards of the New York Stock Exchange, we plan to modify the composition of the audit committee within 12 months after the effectiveness of our registration statement relating to this offering so that all of our audit committee members will be independent as such term is defined in Rule 10A-3(b)(1) and under the listing standards of the New York Stock Exchange.

        Our audit committee is responsible for, among other things:

  •
  selecting and hiring our independent auditors, and approving the audit and non-audit services to be performed by our independent auditors;

  •
  evaluating the qualifications, performance and independence of our independent auditors;

  •
  monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

  •
  reviewing the adequacy and effectiveness of our internal control policies and procedures;

  •
  discussing the scope and results of the audit with the independent auditors and reviewing with management and the independent auditors our interim and year-end operating results; and

  •
  preparing the audit committee report that the SEC requires in our annual proxy statement.

        Our board of directors has adopted a written charter for the audit committee, which will be available on our website upon the completion of this offering.

    Compensation Committee

        Our compensation committee consists of Laura L. Witt, John T. Coleman and John E. Lindahl, each of whom is a non-employee member of our board of directors. Ms. Witt is the chairperson of our compensation committee. Our board of directors has determined that each member of our compensation committee meets the requirements for independence under the requirements of the New York Stock Exchange. The compensation committee is responsible for, among other things:

  •
  reviewing and approving compensation of our executive officers including annual base salary, annual incentive bonuses, specific goals, equity compensation, employment agreements, severance and change in control arrangements, and any other benefits, compensations or arrangements;

  •
  reviewing succession planning for our executive officers;

  •
  reviewing and recommending compensation goals, bonus and stock compensation criteria for our employees;

  •
  reviewing and discussing annually with management our "Compensation Discussion and Analysis" disclosure required by SEC rules;

  •
  preparing the compensation committee report required by the SEC to be included in our annual proxy statement; and

  •
  administrating, reviewing and making recommendations with respect to our equity compensation plans.

    Corporate Governance and Nominating Committee

        Our corporate governance and nominating committee consists of Laura L. Witt, John T. Coleman and Patrick W. Gross, each of whom is a non-employee member of our board of directors. Ms. Witt is the chairperson of this committee. Our board of directors has determined that each member of this committee satisfies the requirements for independence under the New York Stock Exchange rules.

        The corporate governance and nominating committee is responsible for, among other things:

  •
  assisting our board of directors in identifying prospective director nominees and recommending nominees for each annual meeting of stockholders to the board of directors;

  •
  reviewing developments in corporate governance practices and developing and recommending governance principles applicable to our board of directors;

  •
  overseeing the evaluation of our board of directors and management;

  •
  determining the compensation of our directors; and

  •
  recommending members for each board committee of our board of directors.

Compensation Committee Interlocks and Insider Participation

        None of the members of our compensation committee is an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Director Compensation for the Year Ended December 31, 2007

        The following table summarizes the compensation of each member of our board of directors in 2007:

Name	Fees Earned or Paid in Cash ($)		Option Awards ($)(1)		Total ($)
Laura L. Witt	$—		$—		$—
Phillip A. Clough	—		—		—
John T. Coleman	20,000	(2)	18,835	(5)	38,835
Laurence Franklin	20,000	(3)	18,835	(5)	38,835
Patrick W. Gross	10,000	(4)	23,708	(5)	33,708
John E. Lindahl	—		—		—
Tom P. H. Adams	—		—		—

    (1)
    The amounts in this column reflect the amounts we recorded under SFAS No. 123(R) as stock-based compensation in our financial statements for 2007 in connection with options we granted in 2007 and in prior years, adjusted to disregard the effects of any estimate of forfeitures related to service-based vesting but assuming, instead, that the director will perform the requisite service for the award to vest in full. The assumptions we used in valuing options are described under the caption "Stock-Based Compensation" in Note 2 to our consolidated financial statements included elsewhere in this prospectus.

    (2)
    Mr. Coleman received an annual retainer of $20,000.

    (3)
    Mr. Franklin received an annual retainer of $20,000.

    (4)
    Mr. Gross received an annual retainer of $10,000.

    (5)
    At December 31, 2007, Mr. Coleman and Mr. Franklin each had 20,000 stock options outstanding, and Mr. Gross had 25,000 stock options outstanding. The grant date fair value of the options held by Mr. Coleman and Mr. Franklin was $85,606, and the grant date fair value of the options held by Mr. Gross was $104,530.

        In 2007, non-employee directors, other than those who are affiliated with ABS Capital Partners or Norwest, received an annual retainer for service on our board, payable quarterly in cash, and an option grant of 5,000 shares with an exercise price of $7.90 per share vesting 25% on April 1, 2009, and with the remainder vesting quarterly over the next three years. No director received fees for attending board meetings. Directors who are employees of ABS Capital Partners or Norwest did not receive any fees or option awards for their services as either directors or committee members. All directors were entitled to reimbursement for reasonable travel and other business expenses incurred in connection with attending meetings of the board of directors or committees of the board of directors.

        All of our non-employee directors, other than those who are affiliated with ABS Capital Partners or Norwest, also received a grant of stock options upon commencement of their board service. All options were granted under our 2006 Stock Option Plan and have a term of ten years. All options granted have a per share exercise price equal to the fair value of a share of our common stock underlying the options at the time of grant. Options vest in equal annual installments over four years, subject to the director's continued service on our board.

        We do not have a formal director compensation plan in effect for after the completion of this offering.

 EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

    Overview

        The compensation committee of our board of directors has overall responsibility for the compensation program for our executive officers. Members of the committee are appointed by the board. Currently, the committee consists of three members of the board, none of whom are executive officers of our company.

        Our executive compensation program is designed to encourage our executives to focus on building stockholder value, maximizing rational growth and bottom line results.

        Our objective is to provide a competitive total compensation package to attract and retain key personnel and drive effective results. To achieve this objective, the compensation committee has implemented and maintains compensation plans that tie a substantial portion of the executives' overall compensation to key strategic financial and operational goals such as our annual revenue. Our executive compensation program provides for the following elements:

  •
  base salaries, which are designed to allow us to attract and retain qualified candidates in a highly competitive market;

  •
  variable compensation, which provides additional cash compensation and is designed to support our pay-for-performance philosophy;

  •
  equity compensation, principally in the form of stock options, which are granted to incentivize executive behavior that results in increased stockholder value; and

  •
  a benefits package that is available to all of our employees.

        A detailed description of these components is provided below.

    Elements of Our Executive Compensation Program

         Base Salary.    We utilize base salary as the primary means of providing compensation for performing the essential elements of an executive's job. We believe our base salaries are set at levels that allow us to attract and retain executives in competitive markets.

         Variable Pay.    Our variable pay compensation, in the form of an annual cash bonus, is intended to compensate our executives for meeting our corporate objectives and their individual performance objectives and to incentivize our executives to meet these objectives. In addition, our variable pay compensation is intended to reward and incentivize our executives for exceeding their objectives. These objectives may be both financial and non-financial and may be based on company, divisional or individual performance. These objectives are separated so that executives may be paid a bonus for meeting one objective and not be paid for failing to meet another objective. For financial objectives, the compensation committee typically sets a target level where the full 100% bonus can be earned and then also sets a slightly lower target where a partial bonus can be earned if the objective is almost achieved and a higher target where a substantially larger than 100% bonus can be earned for exceeding the 100% bonus target. In addition to the annual cash bonus plan, we may utilize discretionary cash bonuses to attract new executives or to reward executives for exemplary performance that is not necessarily rewarded by the cash bonus plan.

         Equity-Based Compensation.    Our equity-based compensation is intended to enhance our ability to retain talent over a longer period of time, to reward longer-term efforts that enhance future value, and to provide executives with a form of reward that aligns their interests with those of our stockholders. Executives whose skills and results we deem to be critical to our long-term success are eligible to receive higher levels of equity-based compensation. Executives typically receive an equity award in the form of a stock option that vests over a period of time upon commencement of their employment. Thereafter, they may receive additional awards from time to time as the compensation committee determines consistent with the objectives described above.

         Benefits.    Our benefits, such as our basic health benefits, 401(k) plan, and life insurance, are intended to provide a stable array of support to executives and their families throughout various stages of their careers, and these core benefits are provided to all executives regardless of their individual performance levels. The 401(k) plan allows participants to defer up to 100% of their annual compensation, subject to the cap set by the Internal Revenue Code, which was $15,500 per person for 2007. The executives' elective deferrals are immediately vested and nonforfeitable upon contribution to the 401(k) plan. We currently provide matching contributions equal to 100% of an employee's individual contribution, up to a maximum of 4% of the participant's annual salary and subject to some other limits.

    Determining the Amount of Each Element of Compensation

         Overview.    The amount of each element of our compensation program is determined by our compensation committee on an annual basis taking into consideration our results of operations, long and short-term goals, individual goals, the competitive market for our executives, the experience of our compensation committee members with similar stage companies and general economic factors. Our compensation committee also utilizes third-party compensation studies to help provide a guide as to whether our compensation program is competitive with those of other companies with which we may compete for talent. Some of these studies are commissioned by our compensation committee exclusively for its use and paid for by the company. Our compensation committee also has access to a wide variety of publicly available data on compensation, as well as data available to the general public on a subscription basis, to help it determine if our compensation program is competitive. Our compensation committee members also consider their own experience from other similarly situated companies to help guide them in determining if our compensation program is competitive with our peers.

        As a private company, the compensation committee has not tied the compensation of our executive officers to the compensation of any particular peer group of comparable companies or tried to keep the compensation within any particular range of results from peer companies. Rather, the compensation studies and other data reviewed by the compensation committee are used solely to help the compensation committee members determine whether our compensation program is competitive with similarly sized companies in related industries.

        The peer group utilized by the compensation committee for comparative purposes in determining the 2007 compensation of the executives consisted of:

Blackboard Inc.	LeapFrog Enterprises Inc.	Shutterfly, Inc.
Blue Nile, Inc.	Learning Tree International Inc.	SumTotal Systems Inc.
DealerTrack Holdings Inc.	Plato Learning, Inc.	Taleo Corporation
Kenexa Corporation	Princeton Review Inc.	Unica Corporation
Laureate Education, Inc.	Renaissance Learning Inc.	Vocus, Inc.

        The peer group companies were selected because they were of a similar size to us at the time of the study or in related industries such as application software, internet retail, internet software and services, education services, leisure services and human resources and employment services. In addition, all of the peer group companies are public companies so were not directly comparable to us in 2007.

        In addition to this data, our chief executive officer provides input to the compensation committee on the performance and compensation levels of our executives, other than himself, but he does not have a vote on the compensation committee. Once the level of compensation is set for the year, the compensation committee may revisit its decisions if there are material developments during the year, such as promotions, that may warrant a change in compensation. After the year is over, the compensation committee reviews the performance of the executive officers and key employees to determine the achievement of variable pay targets and to assess the overall functioning of our compensation plans against our goals.

         Base Pay.    Our compensation committee reviews our executives' base salaries on an annual basis taking into consideration the factors described above as well as changes in position or responsibilities. In the event of material changes in position, responsibilities or other factors, the compensation committee may consider changes in base pay during the year.

         Variable Pay.    Our compensation committee establishes an executive bonus plan on an annual basis and distributions are typically made within 90 days after the end of each calendar year after the compensation committee has determined if the goals have been achieved. However, the compensation committee has the authority to modify a bonus structure during the year if they deem appropriate. Examples of circumstances in which our compensation committee might consider revising a bonus plan include mergers, acquisitions, divestitures, board-approved budget revisions and other material changes in our company.

        Our executive bonus plan for 2007 provided a potential bonus for each executive based on financial and non-financial goals. For all executives, the potential award was based 50% on financial goals, 25% on company-level strategic goals and 25% on individual goals. The company-level financial goals, the company-level non-financial strategic goals and the individual goals each stand-alone and are evaluated separately so that some goals can be met and corresponding bonuses paid while other goals are not met and no corresponding bonus paid. The award of the financial bonus was based 10% on the achievement of the total budgeted 2007 sales, 10% on the achievement of the non-U.S. budgeted 2007 sales, 50% on achievement of the budgeted 2007 net marketing contribution, which we define as gross margin less total sales and marketing expense, and 30% on achievement of the budgeted 2007 adjusted EBITDA, which we define as income without option expenses, interest income, finance charges, business taxes, depreciation and amortization. The achievement of individual goals was based on an assessment of adherence to company values, such as teamwork and accountability, overall job competence and performance against individual objectives, as recommended by our chief executive officer and determined by the compensation committee, or in the case of the achievement of such goals by our chief executive officer, solely by the compensation committee.

        For 2007, the individual performance objectives of our named executive officers included the following:

        Mr. Adams: managing the launch of new branding and Version 3 of our solutions; managing company-wide system and process restructuring; managing the build-out of the infrastructure for our international business; managing the development of additional content and ancillary products and materials; and managing the preparation of our company for going public.

        Mr. Eichmann: managing the departments reporting to Mr. Eichmann, including keeping costs in line with budget, ensuring that operations run smoothly and maintaining focus on net contribution; supporting other departments, including launching new branding and Version 3 solutions and supporting a company-wide system and process restructuring; managing our international business; and managing our operations, including expansion of facilities and staff.

        Mr. Helman: building the finance and accounting organization in preparation for an initial public offering; supporting a company-wide system and process restructuring; developing a new financial model and forecasts; completing the 2007 audit; and preparing the 2008 budget.

        Mr. Long: building and releasing Version 3 of our solutions; localizing Version 3 solutions for release in international markets; building additional content and ancillary products and materials; and building the software development department.

        Mr. Wu: managing the legal department, including building the department, defending our company from intellectual property infringement and ensuring proper legal support for our company; supporting a company-wide system and process restructuring; and managing our patent filings in the United States and abroad.

        With respect to our 2007 financial goals, no bonus would be earned if we failed to achieve 90% of a financial target. If we achieved 90% of a financial target, 10% of the bonus would be earned. If we achieved 100% of a financial target, 100% of the bonus would be earned and if we achieved 125% or more of the target, 250% of the bonus would be earned. Between 90% and 100% and between 100% and 125% of the financial targets, the amount of the bonus earned would be proportional between the two points. However, no payment of any financial target bonus would be made if capital expenditures, determined in accordance with GAAP, exceeded 110% of the budgeted $14 million.

        Our compensation committee established aggressive financial targets for 2007 for purposes of developing incentive compensation plans. The targets included: total revenue of $157.3 million, a 72% increase from our reported 2006 results; non-U.S. revenue of $14.1 million, a 416% increase from our 2006 results; net marketing contribution, which represents revenue less cost of revenue and sales and marketing expenses, of $70.0 million, an 113% increase from our 2006 results; and adjusted EBITDA of $24.4 million, a 59% increase from our 2006 results.

        Our compensation committee set each executive's 2007 target bonus as a percentage of his 2007 annualized base salary as set forth in the table below.

Name	2007 Annualized Base Salary	Total Target Bonus Opportunity	Target Bonus as a Percentage of Base Salary	Financial Target Bonus	Non Financial Target Bonus	Individual Goal Target Bonus
Tom P. H. Adams	$275,000	$151,250	55%	$75,624	$37,813	$37,813
Eric Eichmann	237,500	118,750	50	59,374	29,688	29,688
Brian D. Helman	220,000	88,000	40	44,000	22,000	22,000
Gregory W. Long	200,000	80,000	40	40,000	20,000	20,000
Michael C. Wu	190,000	57,000	30	28,500	14,250	14,250

        Our compensation committee determined that the financial targets were not met for 2007 and thus no related bonuses were paid. Since financial targets are bright-line objective standards, our compensation committee made this determination based upon a review of our 2007 financial information. The committee determined that the non-financial targets and individual targets were met and those bonuses were paid accordingly. See "—Summary Compensation Table" below for the actual amounts paid for fiscal year 2007 bonuses. Since company-level non-financial strategic goals and individual goals are less quantifiable, the determination that the non-financial company-level targets and individual targets were met for 2007 was made by our compensation committee based upon the committee members' independent knowledge of each individual's performance and the satisfaction of the specific goals and after consideration of presentations and recommendations regarding satisfaction of the targets by our chief executive officer Tom Adams, except with respect to his own individual goals. The individual goals and non-financial company-level strategic goals are intended to be challenging but not impossible to meet.

        In evaluating individual goals, our compensation committee considers each individual's overall job competence and adherence to company values in addition to his individual performance objectives. The committee evaluates each individual executive's overall performance and awards an overall bonus rather than focusing on each individual criterion and awarding a portion of the bonus based on each individual criterion. Thus it may be possible to earn the maximum bonus even if every individual goal is not obtained if the executive's overall performance is strong. Achievement of these goals and the corresponding bonuses are not dependent on satisfaction of the financial goals and often are expected to have a longer range impact on our business and results of operations.

        Our compensation committee also has the authority to award discretionary bonuses. For 2007, Mr. Helman received a one-time $15,000 signing bonus in connection with his hiring and a $10,000 discretionary performance bonus and Mr. Wu received a $30,000 signing bonus in connection with his hiring.

        In determining the amounts of the signing bonuses, the compensation committee focuses on incentivizing the executive to join us and the amount is determined by negotiation with the executive, taking into consideration the perceived value of the executive, the supply of similar executives that may be available, broadly available third-party compensation data concerning similarly situated executives and the experience of the compensation committee and the chief executive officer with respect to signing bonuses and compensation of similarly situated executives. Discretionary performance bonuses for existing executives may be determined by the compensation committee at the end of the year to reward an executive's exemplary performance that is not otherwise compensated. In the case of Mr. Helman, the compensation committee determined it was appropriate to reward Mr. Helman for his work in upgrading our financial reporting and accounting functions, building the finance team and preparing for this offering. The amount was determined at the discretion of the compensation committee and was not based on any set formula.

    Allocation of Equity Compensation Awards

        In 2007, we granted options to purchase a total of 319,673 shares of common stock, of which a total of 97,170 shares were granted to our named executive officers, representing 30% of all options granted in 2007. Options granted to executives and other employees vest over a period of four years, with 1/4 of the shares vesting on the one-year anniversary of the begin vesting date, which is typically the first date of the calendar quarter following the date of grant, except for new hires whose begin vesting date is typically the date of hire, and in either case with 1/16 of the shares vesting at the end of each three-month period thereafter. Our compensation committee does not apply a rigid formula in allocating stock options to executives as a group or to any particular executive. Instead, our compensation committee exercises its judgment and discretion and considers, among other things, the role and responsibility of the executive, competitive factors, the amount of stock-based equity compensation already held by the executive, the non-equity compensation received by the executive and the total number of options to be granted to all participants during the year. The number of stock options granted to each executive is set forth in the "Grants of Plan-Based Awards Table."

        The options to purchase 82,170 shares of our common stock awarded to Mr. Helman in connection with his hiring were the result of a negotiation with Mr. Helman regarding his initial employment. The grant of options to purchase an additional 15,000 shares of our common share awarded to Mr. Eichmann was made in recognition of the greater role and responsibilities Mr. Eichmann will be assuming as we continue to grow, expand internationally and prepare to become a public company. The amount was determined at the discretion of the compensation committee and was not based on any set formula.

    Timing of Equity Awards

        Our compensation committee generally grants stock options to executives and current employees once per quarter on the date of the regularly scheduled compensation committee meeting. With respect to newly hired employees, our practice is typically to make stock grants at the first meeting of the compensation committee following such employee's hire date. We do not have any program, plan or practice to time stock option grants in coordination with the release of material non-public information. As a privately held company, our compensation committee has historically determined the exercise price of stock options based on valuations determined by the board of directors, but will switch to the trading price of our common stock on the date of grant upon completion of this offering.

    Executive Equity Ownership

        We encourage our executives to hold a significant equity interest in our company. However, we do not have specific share retention and ownership guidelines for our executives. We have a policy that, once we become a publicly traded company following this offering, we will not permit our executives to sell short our stock, will prohibit our executives from holding our stock in a margin account, and will discourage the purchase and sale of exchange-traded options on our stock by our executives.

    Type of Equity Awards

        Our 2006 Stock Incentive Plan only provides for stock options. However, our 2008 Omnibus Incentive Plan, permits us to issue stock options, restricted stock units, restricted stock, stock appreciation rights, performance units and performance shares.

    Severance and Change in Control Arrangements

        Each of our equity incentive plans provides for a potential acceleration of outstanding awards in the event that we undergo a change in control, as defined in such plans. See "—Employee Benefit Plans" below for a description of the change in control provisions contained in our equity incentive plans.

        In addition see "—Employment Arrangements with Tom P. H. Adams" and "—Payments Upon Termination or Upon Change in Control" below for a description of the severance and change in control arrangements we have with our named executive officers. The compensation committee believed that these arrangements were necessary to attract and retain our named executive officers. The terms of each arrangement were determined in negotiation with the applicable named executive officer in connection with his hiring and were not based on any set formula.

    Effect of Accounting and Tax Treatment on Compensation Decisions

        In the review and establishment of our compensation programs, we consider the anticipated accounting and tax implications to us and our executives. In this regard, following the completion of this offering, we may begin utilizing restricted stock and restricted stock units as additional forms of equity compensation incentives in response to changes in the accounting treatment of equity awards under SFAS 123R. While we consider the applicable accounting and tax treatment of alternative forms of equity compensation, these factors alone are not dispositive, and we also consider the cash and non-cash impact of the programs and whether a program is consistent with our overall compensation philosophy and objectives.

        Section 162(m) of the Internal Revenue Code imposes a limit on the amount of compensation that we may deduct in any one year with respect to our chief executive officer and each of our next three most highly compensated executive officers, unless specific and detailed criteria are satisfied. Performance-based compensation, as defined in the Internal Revenue Code, is fully deductible if the programs are approved by stockholders and meet other requirements. We believe that grants of equity awards under our existing stock plans qualify as performance-based for purposes of satisfying the conditions of Section 162(m), thereby permitting us to receive a federal income tax deduction in connection with such awards. In general, we have determined that we will not seek to limit executive compensation so that it is deductible under Section 162(m). However, from time to time, we monitor whether it might be in our interests to structure our compensation programs to satisfy the requirements of Section 162(m). We seek to maintain flexibility in compensating our executives in a manner designed to promote our corporate goals and therefore our compensation committee has not adopted a policy requiring all compensation to be deductible. Our compensation committee will continue to assess the impact of Section 162(m) on our compensation practices and determine what further action, if any, is appropriate.

    Role of Executives in Executive Compensation Decisions

        Our compensation committee generally seeks input from our chief executive officer, Tom Adams, when discussing the performance of and compensation levels for executives other than himself. The compensation committee also works with Mr. Adams and with our chief financial officer and the head of our human resources department in evaluating the financial, accounting, tax and retention implications of our various compensation programs. Neither Mr. Adams nor any of our other executives participates in deliberations relating to his or her own compensation.

Summary Compensation Table

        The following table provides information regarding the compensation of our chief executive officer, chief financial officer and each of our other three most highly compensated executive officers during 2007. We refer to these executive officers as our named executive officers.

Name and Principal Position	Salary ($)		Bonus ($)		Option Awards(1) ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)		Total ($)
Tom P. H. Adams	$274,519		$—		$388,303	$75,625	$617,477	(2)	$1,355,924
President and
Chief Executive Officer
Eric Eichmann	237,500		—		106,905	59,375	—		403,780
Chief Operating Officer
Brian D. Helman	173,462	(3)	25,000	(4)	74,179	44,000	42,609	(5)	359,250
Chief Financial Officer
Gregory W. Long	200,000		—		105,282	40,000	8,149	(6)	353,431
Chief Product Officer
Michael C. Wu	193,670		30,000	(7)	21,843	38,500	—		284,013
General Counsel and Secretary

(1)
The amounts in this column reflect the amounts we recorded under SFAS No. 123(R) as stock-based compensation in our financial statements for 2007 in connection with options we granted in 2007 and in prior years, adjusted to disregard the effects of any estimate of forfeitures related to service-based vesting but assuming, instead, that the executive will perform the requisite service for the award to vest in full. The assumptions we used in valuing options are described under the caption "Stock-Based Compensation" in Note 2 to our consolidated financial statements included in this prospectus.

(2)
This amount includes $605,070 in gain recognized resulting from a stock option exercise and $12,407 of 401(k) plan matching contributions.

(3)
Mr. Helman's annualized base salary of $220,000 was prorated based on his March 2007 start date.

(4)
Mr. Helman received a $15,000 one-time signing bonus upon commencement of his employment and a $10,000 performance-based discretionary bonus in 2007.

(5)
Mr. Helman received reimbursement for relocation expenses of $42,609 in 2007.

(6)
Mr. Long received a 401(k) matching contribution of $8,149 in 2007.

(7)
Mr. Wu received a $30,000 one-time signing bonus in 2007.

Grants of Plan-Based Awards in 2007

        The following table sets forth each grant of plan-based awards to our named executive officers during 2007:

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards
					All Other Option Awards: Number of Securities Underlying Options (#)
						Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Option Awards(1)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)
Tom P. H. Adams	—	$7,563	$151,250	$264,688	—	—	—
Eric Eichmann	3/21/2007	5,938	118,750	207,813	15,000	$7.90	$86,502
Brian D. Helman	3/21/2007	4,400	88,000	154,000	82,170	7.90	473,858
Gregory W. Long	—	4,000	80,000	140,000	—	—	—
Michael C. Wu		2,850	57,000	99,750	—	—	—

(1)
The amounts in this column reflect the aggregate amounts we will record under SFAS No. 123(R) as stock-based compensation in our financial statements over the entire life of the option in connection with options we granted in 2007, adjusted to disregard the effects of any estimate of forfeitures related to service-based vesting but assuming, instead, that the executive will perform the requisite service for the award to vest in full. The assumptions we used in valuing options are described under the caption "Stock-Based Compensation" in Note 2 to our consolidated financial statements included in this prospectus.

Outstanding Equity Awards at 2007 Fiscal Year-End

        The following table lists all outstanding equity awards held by our named executive officers as of December 31, 2007.

	Number of Securities Underlying Unexercised Options (#)
			Option Exercise Price ($)	Option Expiration Date
Name	Exerciseable(1)	Unexerciseable(1)
Tom P. H. Adams	22,410	201,690	$5.00	5/22/2016
Eric Eichmann	25,000	75,000	5.00	9/5/2016
	—	15,000	7.90	3/21/2017
Brian D. Helman	—	82,170	7.90	3/21/2017
Gregory W. Long	28,750	86,250	5.00	8/21/2016
Michael C. Wu	—	22,410	5.00	12/8/2016

(1)
The options reflected in the table above vest as to one-fourth of the total number of shares on the one year anniversary of the begin vesting date specified in the award agreement and thereafter vest at the rate of one-sixteenth of the total number of shares per quarter. The begin vesting date was January 1, 2006 for Mr. Adams, October 1, 2006 (100,000 shares) for Mr. Eichmann, April 1, 2007 (15,000 shares) for Mr. Eichmann, March 12, 2007 for Mr. Helman, October 1, 2006 for Mr. Long and January 1, 2007 for Mr. Wu.

Option Exercises in 2007

        The following table provides information regarding option exercises by our named executive officers in 2007.

Option Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)
Tom P. H. Adams	134,460	$605,070
Eric Eichmann	—	—
Brian D. Helman	—	—
Gregory W. Long	—	—
Michael C. Wu	—	—

    (1)
    Reflects the value of the shares acquired on the exercise date less the aggregate exercise price of the option exercised. The value of the shares is based on $9.50 per share, reflecting the fair value of a share on the exercise date as determined by our board of directors.

Pension Benefits

        None of our named executive officers participates in or has account balances in qualified or non-qualified defined benefit plans sponsored by us.

Nonqualified Deferred Compensation

        None of our named executive officers participates in or has account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by us.

Stock Grants

        On                        , 2008 we issued to some of our key employees, including our named executive officers, an aggregate of                  shares of common stock. The recipients of those shares were allowed to elect to have us withhold a portion of their shares to satisfy their federal and state income tax withholding obligations. We withheld for award recipients an aggregate of             shares of our common stock from their awards to satisfy those obligations. We intend to hold these shares as treasury shares. We paid $            to federal and state tax authorities in satisfaction of these withholding obligations, which was equal to the number of shares withheld by us from grant recipients multiplied by $            , the midpoint of the range on the cover page of this prospectus. We restrict the transfer of the shares each recipient received, net of any shares withheld to satisfy tax obligations, for the following periods: 1/3 of each recipient's shares for six months; 1/3 of each recipient's shares for 12 months; and the remaining 1/3 of each recipient's shares for 18 months.

        The following table sets forth the stock grants to each of our named executive officers.

Name	Number of Shares Awarded	Number of Shares Withheld	Tax Payment for Shares Withheld
Tom P. H. Adams			$
Eric Eichmann
Brian D. Helman
Gregory W. Long
Michael C. Wu

Employment Arrangements with Tom P. H. Adams

        In May 2006, we entered into an employment agreement with Tom P. H. Adams, which provides that we will employ him as our president and chief executive officer during the term of the agreement. The term of the agreement was renewed in May 2008 for a one year period and will continue to renew for additional consecutive one year periods in May of each year unless we or Mr. Adams give notice not to renew at least 90 days prior to the renewal date or he or we terminate the agreement earlier in accordance with its terms. The agreement provides that Mr. Adams' base salary would be $250,000, subject to review and increase, but not decrease, by the board of directors from time to time. Mr. Adams' annual base salary was increased to $275,000 for 2007. The agreement also provides that Mr. Adams will be eligible to receive an annual bonus in accordance with our company bonus policy established by the board of directors from time to time, but no bonus amount is guaranteed. Pursuant to the agreement, Mr. Adams was granted stock options for the purchase of 358,560 shares of our common stock at a price per share of $5.00. No additional stock option grants are required under the agreement.

        Under his employment agreement, Mr. Adams is entitled to severance benefits if his employment is terminated without cause or if he terminates his employment for good reason. Termination without cause is defined in the agreement as termination for a reason other than Mr. Adams' commission of a felony or a crime involving moral turpitude, an act involving dishonesty or fraud involving his duties, failure to perform his duties or gross negligence or willful misconduct involving his duties, material breach of his employment agreement, failure to comply with instructions given by our board of directors which affect our business, misconduct likely to injure our reputation, harassment of or discrimination against our employees, customers or vendors, misappropriation of our company's assets, willful violation of our policies, or issues involving his immigration status affecting his ability to continue his employment with us. Good reason is defined in the agreement as a material reduction in Mr. Adams' annual salary, duties, authority or responsibilities, our material breach of his employment agreement, or our relocation of him to an area outside of the Washington, D.C. or Harrisonburg, Virginia localities.

        If we terminate Mr. Adams' employment without cause or if he terminates his employment for good reason, we will be required to continue to pay his base salary for 15 months after the termination date if he signs a general release waiving any claims he may then have against us and agrees not to, and does not, compete against us during the period that he is receiving the severance payments.

Payments Upon Termination or Upon Change in Control

        All of the named executive officers other than Mr. Adams are employed at will, but some are entitled to severance benefits if they are terminated by us without cause or, in the case of Brian D. Helman, if he terminates his employment for good reason. For these executive officers, termination without cause means termination for a reason other than the commission of a felony or a crime involving moral turpitude, an act involving dishonesty or fraud involving their respective duties, failure to perform their respective duties or gross negligence or willful misconduct involving their respective duties, misconduct likely to injure our reputation, harassment of or discrimination against our employees, customers or vendors, misappropriation of our company's assets, or willful violation of our policies. Good reason is defined in Mr. Helman's agreement as a material reduction in his annual salary, duties, authority or responsibilities, our material breach of his employment agreement, or our relocation of him to an area outside of the Washington, D.C. or Harrisonburg, Virginia localities. All of the named executive officers are also entitled to accelerated vesting of their unvested options upon a change in control of our company.

        The following table sets forth information concerning the payments that would be received by each named executive officer upon a termination of employment without cause or upon a change in control. The table assumes the termination occurred on December 31, 2007, using the fair value of $14.55 for each share our common stock as of that date. The table below only shows additional amounts that the named executive officers would be entitled to receive upon termination, and does not show other items of compensation that may be earned and payable at such time such as earned but unpaid base salary or bonuses.

Name	Severance Payment Upon Termination Without Cause or for Good Reason		Accelerated Vesting of Stock Options Upon Change in Control
Tom P. H. Adams	$353,419	(1)	$1,926,140	(2)
Eric Eichmann	—		816,000	(3)
Brian D. Helman	154,000	(4)	546,431	(5)
Gregory W. Long	200,000	(6)	823,688	(7)
Michael C. Wu	—		214,016	(8)

    (1)
    Mr. Adams would receive salary continuation and health insurance for 15 months if his employment is terminated by us without cause or by Mr. Adams for good reason. His 2007 annual base salary was $275,000. The estimated value of the health insurance benefits is $9,669 based on our cost of providing those benefits.

    (2)
    As of December 31, 2007, Mr. Adams had unvested options to purchase 201,690 shares of our common stock with an exercise price of $5.00 per share that would be accelerated upon a change in control of our company.

    (3)
    As of December 31, 2007, Mr. Eichmann had unvested options to purchase 75,000 shares of our common stock with an exercise price of $5.00 per share and unvested options to purchase 15,000 shares of our common stock with an exercise price of $7.90 per share that would be accelerated upon a change in control of our company.

    (4)
    Mr. Helman would receive a lump sum payment equal to six months base salary if his employment is terminated by us without cause or by Mr. Helman for good reason, and his 2007 annual base salary was $220,000. In addition, he would receive an amount equal to 50% of his total bonus opportunity, which for 2007 was 40% of his base salary.

    (5)
    As of December 31, 2007, Mr. Helman had unvested options to purchase 82,170 shares of our common stock with an exercise price of $7.90 per share that would be accelerated upon a change in control of our company.

    (6)
    Mr. Long would receive salary continuation for 12 months if his employment is terminated by us without cause. His 2007 base salary was $200,000.

    (7)
    As of December 31, 2007, Mr. Long had unvested options to purchase 86,250 shares of our common stock with an exercise price of $5.00 per share that would be accelerated upon a change in control of our company.

    (8)
    As of December 31, 2007, Mr. Wu had unvested options to purchase 22,410 shares of our common stock with an exercise price of $5.00 per share that would be accelerated upon a change in control of our company.

Employee Benefit Plans

    2008 Omnibus Incentive Plan

        Our board of directors has adopted, and our stockholders have approved, the Rosetta Stone Inc. 2008 Omnibus Incentive Plan, or our 2008 Plan. Our 2008 Plan provides for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code, nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance stock, performance units, other stock-based awards and certain cash awards.

        We have reserved a total of            shares of our common stock, $0.00005 par value per share, for issuance under our 2008 Plan. There are currently            shares available for the grant of future awards under our 2008 Plan.

        Our employees who have substantial involvement with the management and growth of our company or its affiliates are eligible to receive awards under our 2008 Plan. In addition, the non-employee directors of our company and consultants, agents, representatives, advisors and independent contractors who render services to our company and its affiliates that are not in connection with the offer and sale of our company's securities in a capital raising transaction and do not directly or indirectly promote or maintain a market for our company's securities will be eligible to receive awards settled in shares of our common stock, other than incentive stock options, under our 2008 Plan.

        The maximum number of shares of our common stock with respect to which awards may be granted to a qualifying participant during a calendar year is                        .

        Our compensation committee will administer our 2008 Plan with respect to awards to employees and consultants and our board of directors will administer our 2008 Plan with respect to awards to directors. The committee has the power to determine the terms of the awards granted under our 2008 Plan, including the exercise price, the number of shares subject to each award and the exercisability of the awards. The committee also has full power to determine the persons to whom and the time or times at which awards will be made and to make all other determinations and take all other actions advisable for the administration of the plan.

        Under our 2008 Plan, the committee may grant:

  •
  options to acquire our common stock. The exercise price of options granted under our 2008 Plan must at least be equal to the fair market value of our common stock on the date of grant and the term of an option may not exceed ten years, except that with respect to an incentive stock option granted to any employee who owns more than 10% of the voting power of all classes of our outstanding stock as of the grant date the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date.

  •
  stock appreciation rights, or SARs, which allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The amount payable under the stock appreciation right may be paid in cash or with shares of our common stock, or a combination thereof, as determined by the committee.

  •
  restricted stock, which are awards of our shares of common stock that vest in accordance with terms and conditions established by the committee.

  •
  restricted stock units, which are awards that are based on the value of our common stock and may be paid in cash or in shares of our common stock.

        Under our 2008 Plan, the committee may also grant performance stock and performance unit awards. Performance stock and performance units are awards that will result in a payment to a participant only if performance goals established by the committee are achieved or the awards otherwise vest. It is intended that our 2008 Plan will conform with the standards of Section 162(m) of the Internal Revenue Code. The committee will establish organizational or individual performance goals which, depending on the extent to which they are met, will determine the number and the value of performance stock and performance units to be paid out to participants. Payment under performance stock and performance unit awards may be made in cash or in shares of our common stock with equivalent value, or in some combination, as determined by the committee.

        The amount of, the vesting and the transferability restrictions applicable to any performance stock or performance unit award will be based upon the attainment of such performance goals as the committee may determine. A performance goal will be based on one or more of the following business criteria: earnings per share, earnings per share growth, total stockholder return, economic value added, cash return on capitalization, increased revenue, revenue ratios, per employee or per customer, net income, stock price, market share, return on equity, return on assets, return on capital, return on capital compared to cost of capital, return on capital employed, return on invested capital, stockholder value, net cash flow, operating income, earnings before interest and taxes, cash flow, cash flow from operations, cost reductions, cost ratios, per employee or per customer, proceeds from dispositions, project completion time and budget goals, net cash flow before financing activities, customer growth and total market value.

        Awards may be granted under our 2008 Plan in substitution for stock options and other awards held by employees of other corporations who are about to become employees of our company or any of its subsidiaries. The terms and conditions of the substitute awards granted may vary from the terms and conditions set out in our 2008 Plan to the extent our board of directors may deem appropriate.

        In the event of an occurrence of a change in control of our company, all then outstanding options, SARs and restricted stock awards granted under our 2008 Plan, other than restricted stock awards that are transferred or vest contingent upon the achievement of performance goals, will become fully vested and exercisable and all substantial risk of forfeiture restrictions applicable to the award shall lapse. A change in control under the 2008 Plan means the occurrence of any of the following events:

  •
  the incumbent members of our board of directors cease for any reason to constitute a majority of our board of directors;

  •
  the consummation of a merger of our company or an affiliate of our company with another entity, unless the individuals and entities who were the beneficial owners of the voting securities of our company outstanding immediately prior to such merger own at least 50% of the combined voting power of the voting securities of any of our company, the surviving entity or the parent of our company or the surviving entity;

  •
  any person, other than funds affiliated with ABS Capital Partners, Norwest, our company, an affiliate of our company, or an employee benefit plan or related trust sponsored or maintained by our company or any affiliate of our company, becomes a beneficial owner of securities of our company representing 30% or more of the combined voting power of our company's then outstanding voting securities;

  •
  a sale or other disposition of all or substantially all of our assets is consummated, unless the individuals and entities who were the beneficial owners of the voting securities of our company immediately prior to such asset sale own 50% or more of the combined voting power of the voting securities of the entity that acquires such assets or its parent in substantially the same proportions as their ownership of our company's voting securities immediately prior to such asset sale or the individuals who comprise our board of directors immediately prior to such asset sale constitute a majority of the board of directors or other governing body of either the entity that acquired such assets in such asset sale or its parent; or

  •
  our stockholders approve a plan of our complete liquidation or dissolution.

        The existence of outstanding awards will not affect in any way the right or power of our company to make any adjustments, recapitalizations, reorganizations or other changes in our company's capital structure or its business. If our company shall effect a capital readjustment or any increase or reduction of the number of shares of our common stock outstanding, without receiving compensation therefor in money, services or property, then the number and per share price of our common stock subject to outstanding awards under our 2008 Plan shall be appropriately adjusted.

        If we are not the surviving entity in any merger, consolidation or other reorganization; if we sell, lease or exchange or agree to sell, lease or exchange all or substantially all of our assets; if we are to be dissolved; or if we are a party to any other corporate transaction, then the committee may:

  •
  accelerate the time at which some or all of the awards then outstanding may be exercised, after which all such awards that remain unexercised shall terminate;

  •
  require the mandatory surrender to our company of some or all of the then outstanding awards as of a date in which event the committee will then cancel such award and our company will pay to each such holder an amount of cash per share equal to the excess, if any, of the per share price offered to stockholders of our company in connection with such transaction over the exercise prices under such award for such shares;

  •
  have some or all of their then outstanding awards assumed or have a new award of a similar nature substituted for some or all of their then outstanding awards;

  •
  provide that the number of our shares of common stock covered by an award will be adjusted so that such award when exercised shall will then cover the number and class or series of our common stock or other securities or property to which the holder of such award would have been entitled pursuant to the terms of the agreement or plan relating to such transaction if the holder of such award had been the holder of record of the number of shares of our common stock then covered by such award; or

  •
  make such adjustments to awards then outstanding as the committee deems appropriate to reflect such transaction.

        After a merger or consolidation involving our company each holder of an award granted under our 2008 Plan shall be entitled to have his restricted stock appropriately adjusted based on the manner in which the shares of our common stock were adjusted under the terms of the agreement of merger or consolidation.

        Awards under our 2008 Plan shall be designed, granted and administered in such a manner that they are either exempt from the application of, or comply with, the requirements of Section 409A of the Internal Revenue Code.

        Our board of directors may alter, amend, or terminate our 2008 Plan and the committee may alter, amend, or terminate any award agreement in whole or in part; however, no termination, amendment, or modification shall adversely affect in any material way any award previously granted, without the written consent of the holder.

        Our 2008 Plan became effective on                        , 2008. No awards may be granted under our 2008 Plan on or after                        , 2018, unless our 2008 Plan is subsequently amended, with the approval of stockholders, to extend the termination date.

    2006 Stock Incentive Plan

        Our board of directors adopted, and our stockholders approved, the Rosetta Stone Inc. 2006 Stock Incentive Plan, or our 2006 Plan, in January 2006. The 2006 Plan allows for the grant of options to purchase our common stock to our employees, directors, consultants and advisors and those of our affiliates. As expressly authorized by the 2006 Plan, our board of directors has delegated to the compensation committee of our board of directors the authority to make awards under our 2006 Plan and the authority to administer the plan.

        We will not issue any new awards under the 2006 Plan after the completion of this offering. The terms of the 2006 Plan, and the applicable stock option agreements, will continue to govern the terms and conditions of any outstanding stock options. As of September 30, 2008, options to purchase a total of 1,211,932 shares of our common stock were issued and outstanding under the 2006 Plan, and a total of 247,962 shares of our common stock had been issued upon the exercise of options granted under the 2006 Plan that had not been repurchased by us.

        The compensation committee has the authority to determine the terms and conditions of the awards granted under our 2006 Plan. The price at which shares of our common stock may be purchased under an option shall be determined by the compensation committee of our board of directors, but such price may not be less than the fair market value of the shares on the date the option is granted.

        Stock options granted under the 2006 Plan vest and become exercisable, unless otherwise specified in an award agreement, as to 25% of the shares subject to the option on the first anniversary of the date of grant, and thereafter vest and become exercisable as to 1/16 of the shares subject to the option at the end of each three-month period. An option issued under the 2006 Plan generally expires on the tenth anniversary of the date the option is granted, unless terminated earlier.

        After termination of a grantee's service to our company and its affiliates, he or she may exercise the vested portion of his or her option for the period of time stated in the option agreement. In all cases, however, the option agreement shall provide that the grantee shall have the right to exercise the vested portion of any option held at termination for at least 30 days following termination of his or her service for any reason other than cause and that the grantee shall have the right to exercise the option for at least six months if the grantee's service terminates due to death or a qualifying disability.

        An optionee shall not have any rights as a stockholder with respect to our common stock covered by an option until the date a stock certificate for such common stock is issued by our company.

        Our 2006 Plan provides that in the event of our acquisition or other change of control, we can make provisions for the continuation of awards outstanding at such time, or for the assumption and substitution of such awards by our successor. In lieu of the foregoing, with respect to options outstanding at the time of the acquisition, we can provide notice to participants that either they (i) must exercise their options within a period we specify in the notice and that the options will terminate upon the expiration of such period if not exercised or (ii) will receive a cash payment equal to the difference between the fair market value of the shares subject to such options over the exercise price of such options and that the options will terminate upon such payment. In addition, we may, but are not required to, accelerate the vesting and exercisability of the options in connection with the change of control.

        Our 2006 Plan restricts the transfer of and, if provided in an award agreement, grants us the right to repurchase, shares of our stock acquired under an option granted under the plan. Under the 2006 Plan, those rights will terminate on completion of this offering.

Limitation on Liability and Indemnification Matters

        Our second amended and restated certificate of incorporation, which will be in effect upon the completion of this offering, contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

  •
  any breach of the director's duty of loyalty to us or our stockholders;

  •
  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

  •
  any transaction from which the director derived an improper personal benefit.

        Our second amended and restated certificate of incorporation and second amended and restated bylaws to be in effect upon the completion of this offering provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our amended and restated bylaws also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys' fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors' and officers' liability insurance.

        The limitation of liability and indemnification provisions in our second amended and restated certificate of incorporation and amended and second amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

 RELATED PARTY TRANSACTIONS

        Since January 1, 2005, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeded or exceeds $120,000 and in which any of our directors, executive officers, holders of more than 5% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than compensation arrangements with directors and executive officers, which are described where required under the "Management" section of this prospectus, and the transactions described below.

Formation

        We were originally formed by ABS Capital Partners in December 2005 for the purpose of acquiring Fairfield & Sons, Ltd., which acquisition we completed in January 2006. Prior to our acquisition of Fairfield & Sons, Ltd., it was a privately held company unaffiliated with us, ABS Capital Partners or Norwest.

        In connection with our initial formation, we issued the following shares to the following directors, executive officers, holders of more than 5% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, after giving effect to the 20-for-1 stock split of our common stock completed in May 2006:

  •
  Funds associated with ABS Capital Partners invested $29,062,000 and received 261,558 shares of Series A-1 Preferred Stock and 581,240 shares of our common stock, which was originally class A convertible common stock but has since been converted into non-designated common stock.

  •
  Norwest invested $19,000,000 and received 171,000 shares of Series A-2 Preferred Stock and 380,000 shares of our common stock, which was originally class B convertible common stock but has since been converted into non-designated common stock.

  •
  Tom Adams invested $600,000 and received 2,700 shares of Series A-1 Preferred Stock, 2,700 shares of Series A-2 Preferred Stock, and 12,000 shares of our common stock, which was originally class A convertible common stock but has since been converted into non-designated common stock.

        After giving effect to the automatic conversion of each share of our preferred stock into 20 shares of our common stock upon completion of this offering, the effective per share purchase price of each of those shares was $5.

Acquisition of Fairfield & Sons, Ltd.

        The aggregate price paid to the stockholders of Fairfield & Sons, Ltd. was approximately $65.6 million in cash, 63,412 shares of our Class B Convertible Preferred Stock and 47,619 shares of Class B Redeemable Convertible Preferred Stock, and 246,560 shares of our common stock, after adjustment for the 20-for-1 stock split in May 2006, which was originally class A convertible common stock but has since been converted into non-designated common stock.

        In addition, Tom Adams, our chief executive officer, who was then serving as the chief executive officer of Fairfield & Sons, Ltd., received a cash bonus of $3.1 million pursuant to a bonus agreement he had with Fairfield & Sons, Ltd. Mr. Adams was not a stockholder of Fairfield & Sons, Ltd.

Board of Directors

        Prior to the completion of this offering, ABS Capital Partners had the right to appoint two of our directors and Norwest had the right to appoint one of our directors and to have them serve on various committees. This right terminates upon completion of this offering. All three of these appointees will remain on our board following this offering, but we are under no contractual obligation to retain them.

Registration Rights

        ABS Capital Partners, Norwest and Tom Adams and all of the former stockholders of Fairfield & Sons, Ltd. have registration rights with respect to the shares of capital stock that they hold beginning 180 days after completion of this offering. For a description of these registration rights, see "Description of Capital Stock—Registration Rights."

Conversion of Preferred Stock

        Effective upon the completion of this offering, each outstanding share of our preferred stock of all classes will automatically convert into 20 shares of our common stock, including those shares of our preferred stock held by ABS Capital Partners, Norwest and Tom Adams.

Stock Options Granted to and Employment Arrangements with Directors and Executive Officers

        For more information regarding the grant of stock options to directors and executive officers, please see "Management—Director Compensation," "—Executive Compensation" and "—Option Grants in 2007" and "Employment Arrangements with Tom P. H. Adams."

Indemnification Agreements

        We have entered into indemnification agreements with each of our current directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

Procedures for Related Party Transactions

        Under our code of business conduct and ethics, our employees, officers and directors are discouraged from entering into any transaction that may cause a conflict of interest for us. In addition, they must report any potential conflict of interest, including related party transactions, to their managers or our general counsel who then reviews and summarizes the proposed transaction for our audit committee. Pursuant to its charter, our audit committee must then approve any related-party transactions, including those transactions involving our directors. In approving or rejecting such proposed transactions, the audit committee considers the relevant facts and circumstances available and deemed relevant to the audit committee, including the material terms of the transactions, risks, benefits, costs, availability of other comparable services or products and, if applicable, the impact on a director's independence. Our audit committee will approve only those transactions that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good faith exercise of its discretion. A copy of our code of business conduct and ethics and audit committee charter may be found at our corporate website www.rosettastone.com upon the completion of this offering.

 PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth information regarding the beneficial ownership of our common stock as of September 30, 2008 by:

  •
  each person who beneficially owns more than 5% of the outstanding shares of our common stock;

  •
  each of our executive officers named in the Summary Compensation Table;

  •
  each of our stockholders selling shares in this offering;

  •
  each of our directors; and

  •
  all directors and executive officers as a group.

        Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the shares. Common stock subject to options that are currently exercisable or exercisable within 60 days of September 30, 2008 are deemed to be outstanding and beneficially owned by the person holding the options. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

        Percentage of beneficial ownership is based on 12,647,702 shares of common stock outstanding as of September 30, 2008, which includes 11,159,780 shares of common stock that will be outstanding as of the completion of this offering as a result of the automatic conversion of each outstanding share of our preferred stock of all series into 20 shares of our common stock.

        Unless otherwise indicated to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. Unless otherwise indicated, the address for each listed stockholder is c/o Rosetta Stone Inc., 1101 Wilson Blvd., Suite 1130, Arlington, Virginia 22209.

	Number of Shares Beneficially Owned					Percentage of Shares Outstanding
Name of Beneficial Owner	Before Offering	Shares Being Offered	Shares Being Offered in Over- Allotment	After Offering Assuming No Exercise of Over- Allotment Option	After Offering Assuming Full Exercise of Over- Allotment Option	Before Offering	After Offering Assuming No Exercise of Over- Allotment Option		After Offering Assuming Full Exercise of Over- Allotment Option
5% Stockholders
Entities affiliated with ABS Capital Partners(1)	5,812,400					46.0%		%		%
Norwest Equity Partners VIII, LP(2)	3,800,000					30.0
Named Executive Officers:
Tom P. H. Adams(3)	366,510	—	—	366,510	366,510	2.9
Eric Eichmann(4)	56,625	—	—	56,625	56,625	*	*		*
Brian D. Helman(5)	30,814	—	—	30,814	30,814	*	*		*
Gregory W. Long(6)	57,500	—	—	57,500	57,500	*	*		*
Michael C. Wu(7)	9,804	—	—	9,804	9,804	*
Non-Employee Directors:
Patrick W. Gross(8)	14,375	—	—	14,375	14,375	*
John T. Coleman(9)	11,250	—	—	11,250	11,250	*
Laurence Franklin(10)	11,250	—	—	11,250	11,250	*
Laura L Witt(11)	5,812,400
Phillip A. Clough(12)	5,812,400
John E. Lindahl(13)	3,800,000
All of our directors and executive officers as a group (11 persons)(14)	10,170,528					80.2

*
Represents less than one percent.

(1)
Includes:

(i)
5,143,380 shares of common stock held by ABS Capital Partners IV, L.P.;

  (ii)
  172,200 shares of common stock held by ABS Capital Partners IV-A, L.P.;

  (iii)
  295,400 shares of common stock held by ABS Capital Partners IV Offshore, L.P.; and

  (iv)
  201,420 shares of common stock held by ABS Capital Partners IV Special Offshore, L.P., or, together with ABS Capital Partners IV, L.P., ABS Capital Partners IV-A, L.P. and ABS Capital Partners IV Offshore, L.P., or collectively the ABS Entities.

  ABS Partners IV L.L.C., or ABS Partners, LLC, is the general partner of the ABS Entities and has voting and dispositive power over these shares, which is shared by the managing members of ABS Partners, LLC, Ms. Witt and Mr. Clough, Donald B. Hebb, Jr., John D. Stobo, Jr., Frederic G. Emry, Ashoke Goswami, Ralph S. Terkowitz and Timothy T. Weglicki, or the Managers, are the managing members of ABS Partners, LLC. Each of the managers, including Mr. Clough and Ms. Witt, who both serve on our board of directors, disclaims beneficial ownership of these shares. The address for these entities is 400 East Pratt Street, Suite 910, Baltimore, MD 21202.

(2)
Norwest is a limited partnership whose sole general partner is Itasca Partners VIII, LLC, or Itasca, and whose managing members are John E. Lindahl and Timothy C. DeVries and whose managing administrative member is John P. Whaley. All voting and dispositive power over these shares is held by Norwest acting by and through Itasca and its managing members. Each of the managing members, including Mr. Lindahl who serves on our board of directors, disclaims beneficial ownership of these shares. The address for these entities is 80 South 8th Street, Suite 3600, Minneapolis, MN 55402.

(3)
Includes 52,230 shares of our common stock subject to options which are exercisable within 60 days of September 30, 2008.

(4)
Includes 56,625 shares of our common stock subject to options which are exercisable within 60 days of September 30, 2008.

(5)
Includes 30,814 shares of our common stock subject to options which are exercisable within 60 days of September 30, 2008.

(6)
Includes 57,500 shares of our common stock subject to options which are exercisable within 60 days of September 30, 2008.

(7)
Consists of 9,804 shares of our common stock subject to options which are exercisable within 60 days of September 30, 2008.

(8)
Consists of 14,375 shares of our common stock subject to options which are exercisable within 60 days of September 30, 2008.

(9)
Consists of 11,250 shares of our common stock subject to options which are exercisable within 60 days of September 30, 2008.

(10)
Consists of 11,250 shares of our common stock subject to options which are exercisable within 60 days of September 30, 2008.

(11)
Consists of an aggregate of 5,812,000 shares held by the ABS Entities. Mr. Clough is a managing member of ABS Partners LLC, the general partner of the ABS Entities, Mr. Clough disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. See footnote 1.

(12)
Consists of an aggregate of 5,812,000 shares held by the ABS Entities. Ms. Witt is a managing member of ABS Partners LLC, the general partner of the ABS Entities. Ms. Witt disclaims beneficial ownership of these shares. See footnote 1.

(13)
Consists of 3,800,000 shares held by Norwest. Mr. Lindahl is a director of our company and is a managing member of Itasca, the sole general partner of Norwest. Mr. Lindahl disclaims beneficial ownership of these shares. See footnote 2.

(14)
Includes shares described in footnotes 3 through 10 above.

 DESCRIPTION OF CAPITAL STOCK

General

        The following is a summary of our capital stock and provisions of our second amended and restated certificate of incorporation and second amended and restated bylaws, as they will be in effect upon the closing of this offering. This summary does not purport to be complete and is qualified in its entirety by the provisions of our second amended and restated certificate of incorporation and second amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

        Following the closing of this offering, our authorized capital stock will consist of 190,000,000 shares of common stock, $0.00005 par value per share, and 10,000,000 shares of undesignated preferred stock, $0.001 par value per share. As of September 30, 2008, we had outstanding 12,647,702 shares of our common stock, which includes 11,159,780 shares of common stock that will be outstanding as of the completion of this offering as a result of the automatic conversion of each of our outstanding shares of preferred stock of all series into 20 shares of our common stock. As of September 30, 2008, we had 62 common stockholders of record.

Common stock

    Dividend Rights

        Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to received dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time.

    Voting Rights

        Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our second amended and restated certificate of incorporation. This means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

    No Preemptive, Conversion, Redemption or Sinking Fund Rights

        Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption or any sinking fund provisions.

    Right to Receive Liquidation Distributions

        Upon our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock. Each outstanding share of common stock is, and all shares of common stock to be issued in this offering when they are paid for will be, fully paid and nonassessable.

Preferred Stock

        Following the closing of this offering, our board of directors will be authorized, subject to limitations imposed by Delaware law, to issue up to a total of 10,000,000 shares of preferred stock in one or more series, without stockholder approval. Our board is authorized to establish from time to time the number of shares to be included in each series of preferred stock, and to fix the rights, preferences and privileges of the shares of each series of preferred stock and any of its qualifications, limitations or restrictions. Our board can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series of preferred stock then outstanding, without any further vote or action by the stockholders.

Registration Rights

        According to the terms of our Registration Rights Agreement, ABS Capital Partners, Norwest, Madison Capital, Tom Adams and the former stockholders of Fairfield & Sons, Ltd., including Greg Keim, are entitled to demand, piggyback and Form S-3 registration rights. The stockholders who are a party to the Registration Rights Agreement will hold an aggregate of            shares of our common stock upon completion of this offering and the conversion of all existing series of our preferred stock into shares of our common stock as described in "Principal and Selling Stockholders."

    Demand Registration Rights

        At any time following 180 days after the date of this prospectus, ABS Capital Partners, Norwest and Madison Capital have the right, under our Registration Rights Agreement, to require that we register all or a portion, but not less than 20%, of the aggregate number of shares of common stock held by ABS Capital, Norwest and Madison Capital. We are not required to effect more than three registrations requested by these stockholders, or effect more than one in any nine-month period. The other stockholders who are a party to the Registration Rights Agreement may also include their shares in such registration. The underwriters of any underwritten offering have the right to limit the number of shares to be included in a registration statement filed in response to the exercise of these demand registration rights. We must pay all expenses, except for underwriters' discounts and commissions, incurred in connection with these demand registration rights.

    Piggyback Registration Rights

        If we register any securities for public sale after this offering, our stockholders with piggyback registration rights under our Registration Rights Agreement have the right to include their shares in the registration, subject to specified exceptions. The underwriters of any underwritten offering have the right to limit the number of shares registered by these holders. We must pay all expenses, except for underwriters' discounts and commissions, incurred in connection with these piggyback registration rights.

    Form S-3 Registration Rights

        ABS Capital Partners, Norwest and Madison Capital have the right, under our Registration Rights Agreement, to require that we register all or a portion of their shares of common stock on Form S-3 if we are eligible to file a registration statement on that form and the expected proceeds of such offering are at least $1,000,000. The other stockholders who are a party to the Registration Rights Agreement may also include their shares in any such registration. We must pay all expenses, except for underwriters' discounts and commissions, for all registrations on Form S-3.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

        The provisions of Delaware law and our second amended and restated certificate of incorporation and second amended and restated bylaws, which will be effective upon the closing of this offering, may have the effect of delaying, deferring or discouraging another party from acquiring control of our company in a coercive manner as described below. These provisions, summarized below, are expected to discourage and prevent coercive takeover practices and inadequate takeover bids. These provisions are designed to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. They are also intended to provide our management with the flexibility to enhance the likelihood of continuity and stability if our board of directors determines that a takeover is not in our best interests or the best interests of our stockholders. These provisions, however, could have the effect of discouraging attempts to acquire us, which could deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Delaware Law

        We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

  •
  the transaction is approved by the board before the date the interested stockholder attained that status;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

  •
  the business combination is approved by the board and authorized at a meeting of stockholders by at least two-thirds of the outstanding shares of voting stock that are not owned by the interested stockholder.

        Section 203 defines business combination to include the following:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

  •
  subject to specific exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  •
  any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

        In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Certificate of Incorporation and Bylaws

        Following the completion of this offering, our second amended and restated certificate of incorporation and second amended and restated bylaws will provide for:

  •
  Election and Removal of Directors; Classified Board.  Our second amended and restated certificate of incorporation and our second amended and restated bylaws contain provisions that establish specific procedures for appointing and removing members of the board of directors. Our directors are elected by plurality vote. Vacancies and newly created directorships on our board of directors may be filled only by a majority of the directors then serving on the board and our directors may be removed by our stockholders only for cause and our directors serve staggered three year terms.

  •
  Special Stockholder Meetings.  Under our second amended and restated bylaws, only the chairperson of our board of directors or a majority of the authorized number of our directors may call special meetings of stockholders.

  •
  Requirements for Advance Notification of Stockholder Nominations and Proposals.  Our second amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors.

  •
  Elimination of Stockholder Action by Written Consent.  Our second amended and restated certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

  •
  No Cumulative Voting.  Our second amended and restated certificate of incorporation and second amended and restated bylaws do not provide for cumulative voting in the election of directors. Cumulative voting allows a minority stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder will not be able to gain as many seats on our board of directors based on the number of shares of our stock the stockholder holds as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board of director's decision regarding a takeover.

  •
  Undesignated Preferred Stock.  The authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company.

        The provisions described above are intended to promote continuity and stability in the composition of our board of directors and in the policies formulated by the board, and to discourage some types of transactions that may involve an actual or threatened change of control. We expect these provisions would reduce our vulnerability to unsolicited acquisition attempts as well as discourage some tactics that may be used in proxy fights. Such provisions, however, could discourage others from making tender offers for our shares and, as a consequence, may also inhibit increases in the market price of our common stock that could result from actual or rumored takeover attempts. These provisions could also operate to prevent changes in our management.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is                        .

Listing

        We expect to apply for listing of our common stock on the New York Stock Exchange under the trading symbol "RST."

 MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS
TO NON-U.S. HOLDERS

        The following discussion summarizes the material U.S. federal income and estate tax consequences of the purchase, ownership and disposition of our common stock by certain non-U.S. holders (as defined below). This discussion only applies to non-U.S. holders who purchase and hold our common stock as a capital asset for U.S. federal income tax purposes (generally property held for investment). This discussion does not describe all of the tax consequences that may be relevant to a non-U.S. holder in light of its particular circumstances.

        For purposes of this discussion, a "non-U.S. holder" means a person (other than a partnership) that is not for U.S. federal income tax purposes any of the following:

  •
  an individual citizen or resident of the United States (including certain former citizens and former long-term residents);

  •
  a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust if it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or it has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

        This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended, or the Code, and Treasury regulations, rulings and judicial decisions as of the date hereof. These authorities may change, perhaps retroactively, which could result in U.S. federal income and estate tax consequences different from those summarized below. This discussion does not address all aspects of U.S. federal income and estate taxes and does not describe any foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, this discussion does not describe the U.S. federal income and estate tax consequences applicable to a non-U.S. holder who is subject to special treatment under U.S. federal income tax laws (including a United States expatriate, a "controlled foreign corporation," a "passive foreign investment company," a corporation that accumulates earnings to avoid U.S. federal income tax, a pass-through entity or an investor in a pass-through entity, or a tax-exempt organization or an insurance company). We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this discussion.

        If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the U.S. federal income tax treatment of a partner of that partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

        THIS DISCUSSION IS PROVIDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE LEGAL ADVICE TO ANY PROSPECTIVE PURCHASER OF OUR COMMON STOCK. ADDITIONALLY, THIS DISCUSSION CANNOT BE USED BY ANY HOLDER FOR THE PURPOSE OF AVOIDING TAX PENALTIES THAT MAY BE IMPOSED ON SUCH HOLDER. IF YOU ARE CONSIDERING THE PURCHASE OF OUR COMMON STOCK, YOU SHOULD CONSULT YOUR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES AND ANY

CONSEQUENCES ARISING UNDER THE LAWS OF APPLICABLE STATE, LOCAL OR FOREIGN TAXING JURISDICTIONS. YOU SHOULD ALSO CONSULT WITH YOUR TAX ADVISORS CONCERNING ANY POSSIBLE ENACTMENT OF LEGISLATION THAT WOULD AFFECT YOUR INVESTMENT IN OUR COMMON STOCK IN YOUR PARTICULAR CIRCUMSTANCES.

Distributions on Common Stock

        In general, if distributions are made with respect to our common stock, such distributions will be treated as dividends to the extent of our current and accumulated earnings and profits as determined under the Code and will be subject to withholding as discussed below. Any portion of a distribution that exceeds our current and accumulated earnings and profits will first be applied to reduce the non-U.S. holder's basis in the common stock and, to the extent such portion exceeds the non-U.S. holder's basis, the excess will be treated as gain from the disposition of the common stock, the tax treatment of which is discussed below under "Dispositions of Common Stock." In addition, if we are a U.S. real property holding corporation, or a USRPHC, which we believe that we are not and do not expect to become, and any distribution exceeds our current and accumulated earnings and profits, we will need to choose to satisfy our withholding requirements either by treating the entire distribution as a dividend, subject to the withholding rules in the following paragraph (and withhold at a minimum rate of 10% or such lower rate as may be specified by an applicable income tax treaty), or by treating only the amount of the distribution equal to our reasonable estimate of our current and accumulated earnings and profits as a dividend, with the excess portion of the distribution subject to withholding as if such excess were the result of a sale of shares in a USRPHC (discussed below under "—Disposition of Common Stock").

        Dividends paid to a non-U.S. holder of our common stock will generally be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. But dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, where a tax treaty applies, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code, unless an applicable income tax treaty provides otherwise. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

        A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required to (a) complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits, or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

        A non-U.S. holder of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Disposition of Common Stock

        Any gain realized by a non-U.S. holder on the disposition of our common stock will generally not be subject to U.S. federal income or withholding tax unless:

  •
  the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States);

  •
  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

  •
  we are or have been a USRPHC for U.S. federal income tax purposes, as such term is defined in Section 897(c) of the Code, and you owned directly or pursuant to attribution rules at any time during the five-year period ending on the date of disposition more than 5% of our common stock. This assumes that our common stock is regularly traded on an established securities market, within the meaning of Section 897(c)(3) of the Code. We believe we are not and do not expect to become a USRPHC.

        A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and if it is a corporation, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States. A non-U.S. holder described in the third bullet point above will be subject to U.S. federal income tax under regular graduated U.S. federal income tax rates with respect to the gain recognized.

U.S. Federal Estate Tax

        Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of death will generally be includable in the decedent's gross estate for U.S. federal estate tax purposes, unless an applicable treaty provides otherwise.

Information Reporting and Backup Withholding

        We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such non-U.S. holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

        A non-U.S. holder will be subject to backup withholding for dividends paid to such non-U.S. holder unless such non-U.S. holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such non-U.S. holder is a United States person as defined under the Code), or such non-U.S. holder otherwise establishes an exemption.

        Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), and such owner otherwise establishes an exemption.

        Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder's U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.

 SHARES ELIGIBLE FOR FUTURE SALE

        Before this offering, there has not been a public market for our common stock. As described below, only a limited number of shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, future sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options, in the public market after the restrictions lapse, or the possibility of such sales, could cause the prevailing market price of our common stock to fall or impair our ability to raise equity capital in the future.

        Upon completion of this offering, we will have outstanding                 shares of our common stock, after giving effect to the conversion of each share of our outstanding preferred stock of all classes into 20 shares of our common stock, and assuming that there are no exercises of outstanding options after September 30, 2008. Of these shares, all of the                                     shares sold in this offering will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by our affiliates, as that term is defined in Rule 144 under the Securities Act. Shares purchased by our affiliates may not be resold except pursuant to an effective registration statement or an exemption from registration, including the exemption under Rule 144 of the Securities Act described below.

        After this offering, and assuming no exercise of the underwriters' over-allotment option,                                     shares of our common stock held by existing stockholders will be restricted securities, as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act. These rules are summarized below. Subject to the lock-up agreements described below and the provisions of Rule 144 and Rule 701, these restricted securities will be available for sale in the public market as follows:

Number of shares	Date of availability for sale
180 to 214 days after the date of this prospectus
180 to 214 days after the date of this prospectus, upon the exercise of vested options

Lock-Up Agreements

        In connection with this offering, officers, directors, employees and stockholders, who together hold an aggregate of                 shares of our common stock, have agreed, subject to limited exceptions, not to directly or indirectly sell or dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock for a period of 180 days after the date of this prospectus, and in specific circumstances, up to an additional 34 days, without the prior written consent of Morgan Stanley & Co., Incorporated. For additional information, see "Underwriting." In addition, each of our existing stockholders and option holders is subject to a 180 day lock-up in favor of our company pursuant to the terms of a registration rights agreement to which our stockholders are a party or the terms of their option award agreements.

Rule 144

        In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

        In addition, under Rule 144, a person may sell shares of our common stock acquired from us immediately upon the closing of this offering, without regard to volume limitations or the availability of public information about us, if:

  •
  the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

  •
  the person has beneficially owned the shares to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates.

        Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately                        shares immediately after this offering; and

  •
  the average weekly trading volume in our common stock on the New York Stock Exchange during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

        Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

        Any employee, officer or director of our company, or consultant to our company who purchased shares under a written compensatory plan or contract may be entitled to sell them in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares. However, all shares issued under Rule 701 are subject to lock-up agreements and will only become eligible for sale when the 180-day lock-up agreements expire.

Stock Plans

        We plan on filing a registration statement on Form S-8 under the Securities Act covering            shares of our common stock issuable upon exercise of outstanding options under our 2006 Plan and 2008 Plan and shares of our common stock reserved for issuance under our 2008 Plan. We expect to file this registration statement as soon as practicable after this offering. However, no resale of these registered shares shall occur until after the 180-day lock-up period.

Registration Rights

        At any time after 180 days following this offering, certain holders of common stock may demand that we register their shares under the Securities Act or, if we file another registration statement under the Securities Act other than a Form S-8 covering securities issuable under our stock plans, may elect to include their shares in such registration. If these shares are registered, they will be freely tradable without restriction under the Securities Act. For additional information, see "Description of Capital Stock—Registration Rights."

        We have agreed not to file any registration statements during the 180-day period after the date of this prospectus with respect to the registration of any shares of common stock or any securities convertible into or exercisable or exchangeable into common stock, other than one or more registration statements on Form S-8 covering securities issuable under our stock plans, without the prior written consent of Morgan Stanley & Co., Incorporated.

 UNDERWRITERS

        Under the terms and subject to the conditions in an underwriting agreement, the underwriters named below, for whom Morgan Stanley & Co. Incorporated is acting as representative, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
William Blair & Company, L.L.C.
Jefferies & Company, Inc.
Piper Jaffray & Co.
Robert W. Baird & Co. Incorporated

Total

        The underwriters and the representative are collectively referred to as the "underwriters" and the "representative," respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased, or, in the case of a default with respect to the shares covered by the underwriters' over-allotment described below, the underwriting agreement may be terminated.

        The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representative.

        The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

        The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling stockholders. These amounts are

shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional                shares of common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by:
Us	$	$	$
The selling stockholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to selling stockholders	$	$	$

        The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $                        .

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

        We expect to apply to list our common stock on the New York Stock Exchange under the trading symbol "RST."

        We and all directors and officers and the holders of all of our outstanding stock and stock options have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters and subject to certain exceptions, we and they will not, during the period ending 180 days after the date of this prospectus:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock; or

  •
  file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

whether any such transaction described in the first two bullet points above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agree that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, they will not, during the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

        The restrictions described in the immediately preceding paragraph to do not apply to, among other things:

  •
  the sale of shares to the underwriters; or

  •
  transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares.

        The 180-day restricted period described in the preceding paragraph will be extended if:

  •
  during the last 17 days of the 180-day restricted period we issue an earnings release or material news event relating to us occurs, or

  •
  prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

        In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is "covered" if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A "naked" short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

        We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of these liabilities.

        A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representative may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make internet distributions on the same basis as other allocations.

        While the underwriters have not performed investment banking, commercial banking or advisory services for us, the underwriters may, from time to time in the future, engage in transactions with and perform services for us or our affiliates in the ordinary course of their business.

Pricing of the Offering

        Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representative. Among the factors considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and other financial and operating information of companies engaged in activities similar to ours. We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common stock will develop and continue after this offering.

Directed Share Program

        At our request, the underwriters have reserved five percent of the shares of common stock offered by this prospectus for sale, at the initial public offering price, to directors, officers, employees, business associates and related persons of our company. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each Manager has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of shares of our common stock to the public in that Member State, except that it may, with effect from and including such date, make an offer of shares of our common stock to the public in that Member State:

  (a)
  at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

  (b)
  at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

  (c)
  at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an "offer of shares of our common stock to the public" in relation to any shares of our common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

United Kingdom

        Each Manager has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any shares of our common stock in, from or otherwise involving the United Kingdom.

 LEGAL MATTERS

        Fulbright & Jaworski L.L.P., Houston, Texas, will pass upon the validity of the issuance of the shares of common stock offered by this prospectus. Cooley Godward Kronish LLP, Reston, Virginia, is representing the underwriters in this offering.

EXPERTS

        The consolidated balance sheets of Rosetta Stone Inc. and subsidiaries as of December 31, 2006 and 2007, and the related consolidated statements of operations, changes in stockholders' equity (deficit), and cash flows of the predecessor, Fairfield & Sons, Ltd. and subsidiary, for the year ended December 31, 2005 and for the period from January 1, 2006 through January 4, 2006, and of Rosetta Stone Inc. and subsidiaries for the period from January 4, 2006 through December 31, 2006 and for the year ended December 31, 2007, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein in the registration statement (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to the adoption of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109). Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-1, including exhibits, under the Securities Act with respect to the common stock to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement or the exhibits. Statements made in this prospectus regarding the contents of any contract, agreement or other document are only summaries. With respect to each contract, agreement or other document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matter involved.

        We are not currently subject to the informational requirements of the Securities Exchange Act of 1934. As a result of the offering of the shares of our common stock, we will become subject to the informational requirements of the Exchange Act and, in accordance therewith, will file reports and other information with the SEC. You may read and copy all or any portion of the registration statement or any reports, statements or other information in the files at the public reference room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549.

        You can request copies of these documents upon payment of a duplicating fee by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. Our filings, including the registration statement, will also be available to you on the web site maintained by the SEC at http://www.sec.gov.

        We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by our independent auditors, and to make available to our stockholders quarterly reports for the first three quarters of each year containing unaudited interim consolidated financial statements.

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Rosetta Stone Inc.
Arlington, VA

We have audited the accompanying consolidated balance sheets of Rosetta Stone Inc. and subsidiaries (the "Company" and "Successor") as of December 31, 2006 and 2007, and the related consolidated statements of operations, changes in stockholders' equity (deficit), and cash flows for the period from January 4, 2006 through December 31, 2006 and the year ended December 31, 2007. We have also audited the accompanying consolidated statements of operations, changes in stockholders' equity (deficit), and cash flows of Fairfield & Sons, Ltd. and subsidiary (the "Predecessor") for the year ended December 31, 2005 and the period from January 1, 2006 through January 4, 2006. These financial statements are the responsibility of the Company's and the Predecessor's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company and the Predecessor are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's and the Predecessor's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2007, and the results of its operations and its cash flows for the period from January 4, 2006 through December 31, 2006 and the year ended December 31, 2007 and of the Predecessor for the year ended December 31, 2005 and for the period from January 1, 2006 through January 4, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 2 and 16 to the consolidated financial statements, effective January 1, 2007, the Company adopted the accounting provisions of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109 ("FIN No. 48").

/s/ DELOITTE & TOUCHE LLP

McLean, Virginia
September 23, 2008, except for Note 20 as to which the date is October 6, 2008

ROSETTA STONE INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share amounts)

	As of December 31,
			As of September 30, 2008	Pro Forma As of September 30, 2008
	2006	2007
			(unaudited)	(unaudited)
Assets:
Current assets:
Cash and cash equivalents	$16,917	$21,691	$27,775	$27,775
Restricted cash	10	393	39	39
Accounts receivable (net of allowance for doubtful accounts of $267, $627, $1,072 and $1,072, respectively)	8,672	11,852	22,543	22,543
Inventory, net	1,301	3,861	6,722	6,722
Prepaid expenses and other current assets	3,731	3,872	5,927	5,927
Deferred income taxes	348	848	848	848

Total current assets	30,979	42,517	63,854	63,854
Property and equipment, net	7,398	13,445	14,685	14,685
Goodwill	34,199	34,199	34,199	34,199
Intangible assets, net	18,485	13,661	11,395	11,395
Deferred income taxes	5,286	6,085	6,085	6,085
Other assets	407	469	404	404

Total assets	$96,754	$110,376	$130,622	$130,622

Liabilities and stockholders' equity:
Current liabilities:
Accounts payable	$2,010	$4,636	$3,844	$3,844
Accrued compensation	3,425	4,940	7,691	7,691
Other current liabilities	8,833	11,421	18,253	18,253
Deferred revenue	6,842	12,045	15,583	15,583
Current maturities of long-term debt—related party (Note 9)	2,550	3,400	4,038	4,038

Total current liabilities	23,660	36,442	49,409	49,409
Long-term debt—related party (Note 9)	13,309	9,909	6,725	6,725
Deferred revenue	1,263	894	965	965
Other long-term liabilities	54	6	5	5

Total liabilities	38,286	47,251	57,104	57,104
Commitments and contingencies (Note 15)
Class B Redeemable Convertible Preferred Stock $0.001 par value; 48 shares authorized; 48, 48, zero and and zero shares issued and outstanding, liquidation preference of $4,762, $4,762, zero and zero at December 31, 2006, December 31, 2007, September 30, 2008 (unaudited) and pro forma September 30, 2008 (unaudited), respectively	4,920	5,000	—	—
Stockholders' equity:
Class A, Series A-1 Convertible Preferred Stock, $0.001 par value; 269 shares authorized; 269, 269, 269 and zero shares issued and outstanding, liquidation preference of $26,876, $26,876, $26,876 and zero at December 31, 2006, December 31, 2007, September 30, 2008 (unaudited) and pro forma September 30, 2008 (unaudited), respectively	26,876	26,876	26,876	—
Class A, Series A-2 Convertible Preferred Stock, $0.001 par value; 178 shares authorized; 178, 178, 178 and zero shares issued and outstanding, liquidation preference of $17,820, $17,820, $17,820 and zero at December 31, 2006, December 31, 2007 and September 30, 2008 (unaudited) and pro forma September 30, 2008 (unaudited), respectively	17,820	17,820	17,820	—
Class B Convertible Preferred Stock, $0.001 par value; 115,000 shares authorized; 63, 63, 111 and zero shares issued and outstanding, liquidation preference of $6,341, $6,341, $11,341 and zero at December 31, 2006, 2007, September 30, 2008 (unaudited) and pro forma September 30, 2008 (unaudited), respectively	6,341	6,341	11,341	—
Class A Convertible Common Stock, $0.001, $0.001, $0.00005 and $0.00005 par value at December 31, 2006, 2007, September 30, 2008 (unaudited) and pro forma September 30, 2008 (unaudited), repectively; 900 shares authorized; zero shares issued and outstanding	—	—	—	—
Class B Convertible Common Stock, $0.001, $0.001, $0.00005 and $0.00005 par value at December 31, 2006, 2007, September 30, 2008 (unaudited) and pro forma September 30, 2008 (unaudited), repectively; 20,000 shares authorized; zero shares issued and outstanding	—	—	—	—
Non-Designated Common Stock, $0.001, $0.001, $0.00005 and $0.00005 par value at December 31, 2006, 2007, September 30, 2008 (unaudited) and pro forma September 30, 2008 (unaudited), respectively; 39,100 shares authorized; 1,240, 1,413, 1,488 and 12,648 shares issued and outstanding at December 31, 2006, 2007, September 30, 2008 (unaudited) and pro forma September 30, 2008 (unaudited), respectively	1	1	1	2
Additional paid-in capital	6,601	8,613	10,112	66,148
Accumulated income (loss)	(4,049)	(1,470)	7,481	7,481
Accumulated other comprehensive loss	(42)	(56)	(113)	(113)

Total stockholders' equity	53,548	58,125	73,518	73,518

Total liabilities and stockholders' equity	$96,754	$110,376	$130,622	$130,622

See accompanying notes to consolidated financial statements.

ROSETTA STONE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands except per share amounts)

			Sucessor
	Predecessor
					Nine Months Ended September 30,
		Period From January 1, through January 4, 2006	Period From January 4, through December 31, 2006
	Year Ended December 31, 2005			Year Ended December 31, 2007
					2007	2008
					(unaudited)
Revenue:
Product	$44,278	$178	$80,604	$119,897	$81,834	$124,988
Subscription and service	4,124	94	10,694	17,424	12,479	18,143

Total revenue	48,402	272	91,298	137,321	94,313	143,131
Cost of revenue:
Cost of product revenue	7,772	199	11,549	19,055	13,499	17,869
Cost of subscription and service revenue	470	4	992	1,632	1,136	1,789

Total cost of revenue	8,242	203	12,541	20,687	14,635	19,658

Gross margin	40,160	69	78,757	116,634	79,678	123,473

Operating expenses:
Sales and marketing	22,432	695	45,854	65,437	45,394	65,510
Research and development	2,819	41	8,117	12,893	9,524	13,308
Acquired in-process research and development	—	—	12,597	—	—	—
General and administrative	8,157	142	16,590	29,786	22,033	26,272
Transaction-related expenses	—	10,315	—	—	—	—

Total operating expenses	33,408	11,193	83,158	108,116	76,951	105,090

Income (loss) from operations	6,752	(11,124)	(4,401)	8,518	2,727	18,383
Other income and expense:
Interest income	38	—	613	673	520	423
Interest expense	—	—	(1,560)	(1,331)	(1,025)	(714)
Other income	134	3	60	154	186	81

Total other income (expense)	172	3	(887)	(504)	(319)	(210)
Income (loss) before income taxes	6,924	(11,121)	(5,288)	8,014	2,408	18,173
Income tax provision (benefit)	143	—	(1,240)	5,435	2,106	9,222

Net income (loss)	6,781	(11,121)	(4,048)	2,579	302	8,951
Preferred stock accretion	—	—	(159)	(80)	(60)	—

Net income (loss) attributable to common stockholders	$6,781	$(11,121)	$(4,207)	$2,499	$242	$8,951

Net income (loss) per share attributable to common stockholders:
Basic	$24,658	$(37,194)	$(3.42)	$1.91	$0.19	$6.14

Diluted	$24,658	$(37,194)	$(3.42)	$0.20	$0.02	$0.69

Common shares and equivalents outstanding:
Basic weighted average shares	0.275	0.299	1,230	1,310	1,278	1,458

Diluted weighted average shares	0.275	0.299	1,230	12,718	12,642	12,960

Pro forma net income per common share:
Basic				$0.20		$0.71

Diluted				$0.20		$0.69

Pro forma common shares and equivalents outstanding:
Basic weighted average shares				12,470		12,618

Diluted weighted average shares				12,718		12,960

        See accompanying notes to consolidated financial statements.

ROSETTA STONE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

(in thousands)

	Class A, Series A-1 Convertible Preferred Stock		Class A, Series A-2 Convertible Preferred Stock
					Class B Convertible Preferred Stock		Class A Convertible Common Stock		Class B Convertible Common Stock		Non-Designated Common Stock		Predecessor Common Stock				Accumulated Other Comprehensive Income (loss)
																		Total Stockholders' Equity (Deficit)
															Additional Paid-in Capital	Accumulated Income (loss)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Predecessor
Balance—January 1, 2005	—	$—	—	$—	—	$—	—	$—	—	$—	—	$—	—	$439	$—	$5,701	$47	$6,187
Comprehensive income:
Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	6,781	—	6,781
Change in unrealized gain on securities available-for-sale	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(47)	(47)
Foreign currency translation gain	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	3	3

Total comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	6,737
Dividends to stockholders	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,939)	—	(3,939)

Balance—December 31, 2005	—	—	—	—	—	—	—	—	—	—	—	—	—	439	—	8,543	3	8,985

Stock-based compensation expense related to issuance of common stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—	5,930	—	—	5,930
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(11,121)	—	(11,121)

Total comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(11,121)

Balance—January 4, 2006	—	$—	—	$—	—	$—	—	$—	—	$—	—	$—	—	$439	$5,930	$(2,578)	$3	$3,794

Successor
Balance—January 4, 2006	—	$—	—	$—	—	$—	—	$—	—	$—	—	$—	—	$—	$—	$(1)	$—	$(1)
Sale of Common and Preferred stock	269	26,876	178	17,820	—	—	613	1	380	—	—	—	—	—	4,966	—	—	49,663
Stock issued for acquisition of subsidiary	—	—	—	—	63	6,341	247	—	—	—	—	—	—	—	1,233	—	—	7,574
Conversion of Class A and B Convertible Common																		—
Stock to Non-Designated Common Stock	—	—	—	—	—	—	(860)	(1)	(380)	—	1,240	1	—	—		—	—	—
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—	561	—	—	561
Accretion of Redeemable Convertible Class																		—
B Preferred Stock to redemption value	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(159)	—	—	(159)
Comprehensive loss:																		—
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,048)	—	(4,048)
Foreign currency translation loss, net of tax of $14	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(42)	(42)

Total comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,090)

Balance—December 31, 2006	269	26,876	178	17,820	63	6,341	—	—	—	—	1,240	1	—	—	6,601	(4,049)	(42)	53,548
Stock issued upon the exercise of stock options	—	—	—	—	—	—	—	—	—	—	173	—	—	—	765	—	—	765
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,327	—	—	1,327
Accretion of Redeemable Convertible Class B Preferred Stock to redemption value	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(80)	—	—	(80)
Comprehensive income (loss):
Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2,579	—	2,579
Foreign currency translation loss, net of tax of $6	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(14)	(14)

Total comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2,565

Balance—December 31, 2007	269	26,876	178	17,820	63	6,341	—	—	—	—	1,413	1	—	—	8,613	(1,470)	(56)	58,125
Stock issued upon the exercise of stock options (unaudited)	—	—	—	—	—	—	—	—	—	—	75	—	—	—	359	—	—	359
Stock-based compensation expense (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,140	—	—	1,140
Expiration of redemption rights of Class B Redeemable Convertible Preferred Stock (unaudited)	—	—	—	—	48	5,000	—	—	—	—	—	—	—	—	—	—	—	5,000
Comprehensive income:
Net income (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	8,951	—	8,951
Foreign currency translation loss (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(57)	(57)

Total comprehensive income (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	8,894

Balance—September 30, 2008 (unaudited)	269	$26,876	178	$17,820	111	$11,341	—	$—	—	$—	1,488	$1	—	$—	$10,112	$7,481	$(113)	$73,518

See accompanying notes to consolidated financial statements.

ROSETTA STONE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Predecessor		Successor
		Period From January 1, through January 4, 2006	Period From January 4, through December 31, 2006		Nine Months Ended September 30,
	Year Ended December 31, 2005			Year Ended December 31, 2007
					2007	2008
					(unaudited)
Cash Flows From Operating Activities:
Net income (loss)	$6,781	$(11,121)	$(4,048)	$2,579	$302	$8,951
Adjustments to reconcile net income (loss) to cash
provided by (used in) operating activities:
Stock-based compensation expense	—	5,930	561	1,327	754	1,140
Compensation expense related to put-options	—	—	11	(7)	(9)	—
Bad debt expense	240	—	411	828	248	849
Forgiveness of loans to stockholders	93	—	—	—	—	—
Depreciation and amortization	729	10	6,515	7,769	5,865	5,224
Amortization of deferred financing costs	—	—	105	104	77	78
(Gain) loss on embedded derivative	—	—	28	(29)	—	—
Acquired in-process research and development	—	—	12,597	—	—	—
Deferred income tax benefit	—	—	(5,634)	(1,299)	—	—
Loss on disposal of equipment	7	—	90	193	173	14
Interest earned on loans to stockholders	(6)	—	—	—	—	—
Net change in:
Restricted cash	—	—	(10)	(383)	(25)	354
Accounts receivable	(5,134)	4,141	(5,190)	(4,010)	(3,704)	(11,604)
Inventory	(112)	(5)	(520)	(2,563)	(1,520)	(2,880)
Prepaid expenses and other current assets	(691)	130	(2,556)	(139)	(1,637)	(2,080)
Other assets	(87)	63	(322)	(169)	(100)	(12)
Accounts payable and accrued expenses	4,408	1,214	930	2,630	518	(792)
Accrued compensation	—	4,439	(3,428)	1,348	1,481	2,972
Other current liabilities	—	—	2,556	2,760	2,152	6,812
Deferred revenue	4,578	(47)	3,044	4,830	464	3,682

Net cash provided by operating activities	10,806	4,754	5,140	15,769	5,039	12,708

Cash Flows From Investing Activities:
Proceeds from sale of equipment	3	—	—	—	—	—
Purchases of property and equipment	(1,522)	—	(3,665)	(9,167)	(8,052)	(4,304)
Purchase of securities-available-for-sale	(2,790)	—	—	—	—	—
Proceeds from sale of securities-available-for-sale	4,368	—	7	—	—	—
Purchase of intangible assets	—	—	(12)	—	—	—
Acquisition, net of cash acquired	—	—	2,437	—	—	—
Loans to employees and stockholders	(39)	(2,503)	(9)	—	—	—
Proceeds from employee and stockholder loans	40	—	28	2	2	—

Net cash provided by (used in) investing activities	60	(2,503)	(1,214)	(9,165)	(8,050)	(4,304)

Cash Flows From Financing Activities:
Proceeds from stock issuance	—	—	49,663	—	—	—
Proceeds from the exercise of stock options	—	—	—	765	810	359
Proceeds from long-term debt	—	—	17,000	—	—	—
Debt issuance costs	—	—	(517)	—	—	—
Payment of promissory note related to acquisition	—	—	(51,924)	—	—	—
Payments under capital lease obligations	(47)	(2)	(33)	(16)	(13)	(8)
Principal payments under long-term debt	(631)	—	(1,139)	(2,550)	(1,913)	(2,550)
Payment of dividends to stockholders	(189)	(3,750)	—	—	—	—

Net cash provided by (used in) financing activities	(867)	(3,752)	13,050	(1,801)	(1,116)	(2,199)

Increase (decrease) in cash and cash equivalents	9,999	(1,501)	16,976	4,803	(4,127)	6,205
Effect of exchange rate changes in cash and cash equivalents	(27)	—	(59)	(29)	(176)	(121)

Net increase (decrease) in cash and cash equivalents	9,972	(1,501)	16,917	4,774	(4,303)	6,084
Cash and cash equivalents—beginning of period	1,766	11,738	—	16,917	16,917	21,691

Cash and cash equivalents—end of period	$11,738	$10,237	$16,917	$21,691	$12,614	$27,775

Supplemental Cash Flow Disclosure:
Cash paid during the periods for:
Interest	$34	$—	$1,246	$1,259	$651	$758

Income taxes, net	$166	$—	$5,608	$4,821	$3,754	$7,503

Noncash financing and investing activities:
Accrued liability for purchase of property and equipment	$56	$—	$413	$455	$865	$522

Accrued stock dividend	$3,750	$—	$—	$—	$—	$—

Issuance of stock for acquisition	$—	$—	$12,336	$—	$—	$—

Issuance of promissory note for acquisition	$—	$—	$51,924	$—	$—	$—

Settlement of Fairfield & Sons, Ltd. stockholder receivables upon acquisition	$—	$—	$5,940	$—	$—	$—

Accrued liability for acquisition costs	$—	$—	$1,105	$—	$—	$—

See accompanying notes to consolidated financial statements.

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

        Rosetta Stone Inc. and subsidiaries ("Rosetta Stone," the "Company" or the "Successor") develops, markets and supports a suite of language learning software products under the Rosetta Stone brand name. The Company's software products are sold on a direct basis and through select retailers. The Company provides its software applications to customers through the sale of CD-ROM's and on line subscriptions. Rosetta Stone Inc. was incorporated on December 23, 2005 in the state of Delaware and acquired Rosetta Stone Holdings Inc., a Delaware corporation, on January 4, 2006, as discussed in Note 4. Rosetta Stone Holdings Inc. acquired Rosetta Stone Ltd. (formerly Fairfield & Sons, Ltd.) and Rosetta Stone (UK), Limited (formerly Fairfield & Sons UK Limited), (collectively the "Predecessor") on January 4, 2006. The acquisition of Fairfield & Sons, Ltd. occurred at 4:00 PM on January 4, 2006. Rosetta Stone Inc. has four wholly owned operating subsidiaries—Rosetta Stone Holdings Inc., a Delaware corporation, Rosetta Stone Ltd., a Virginia corporation, Rosetta Stone (UK), a corporation incorporated under the laws of England and Wales, and Rosetta Stone Japan Inc., a company incorporated under the laws of Japan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

        The accompanying consolidated financial statements include the accounts of Rosetta Stone Inc. and its wholly owned subsidiaries subsequent to the closing on January 4, 2006 and Fairfield & Sons, Ltd. and subsidiary prior to the closing on January 4, 2006. All intercompany accounts and transactions have been eliminated in consolidation.

Unaudited Interim Financial Information

        The accompanying unaudited interim consolidated balance sheet as of September 30, 2008, the consolidated statements of operations and cash flows for the nine months ended September 30, 2007 and 2008, and the consolidated statement of changes in stockholders' equity (deficit) for the nine months ended September 30, 2008 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. In the opinion of the Company's management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for the fair presentation of the Company's statement of financial position, results of operations, and its cash flows for the nine months ended September 30, 2007 and 2008. The results for the nine months ended September 30, 2008 are not necessarily indicative of the results to be expected for the year ending December 31, 2008. All references to September 30, 2008 or to the nine months ended September 30, 2007 and 2008 in the notes to the consolidated financial statements are unaudited.

Unaudited Pro Forma Presentation

        The pro forma balance sheet as of September 30, 2008 and pro forma net income per common share for the year ended December 31, 2007, and the nine months ended September 30, 2007, reflect the conversion of all outstanding shares of the Company's Class A, Series A-1 and A-2, and Class B Convertible Preferred stock into an aggregate of 11,159,780 shares of common stock assuming the completion of the initial public offering had occurred.

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

        The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires that management make certain estimates and assumptions. Significant estimates and assumptions have been made regarding the allowance for doubtful accounts, estimated sales returns, stock-based compensation, fair value of assets and liabilities acquired, fair value of intangibles and goodwill, fair value of stock issued, fair values of embedded derivatives and put options, inventory reserve, disclosure of contingent assets and liabilities and disclosure of contingent litigation. Actual results may differ from these estimates.

Revenue Recognition

        Revenue is primarily derived from the sale of packaged software and audio practice products, online software subscriptions and professional services. Revenue is recognized for software products and related services in accordance with the Statement of Position ("SOP") No. 97-2, Software Revenue Recognition, as amended by SOP No. 98-9, Modification of SOP No. 97-2, Software Revenue Recognition, with Respect to Certain Transactions, and the Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 101, Revenue Recognition in Financial Statements, as amended by SAB No. 104, Revenue Recognition, Corrected Copy.

        Revenue is recognized when all of the following criteria are met: there is persuasive evidence of an arrangement; the product has been delivered or services have been rendered; the fee is fixed and determinable; and collectability is probable. Revenues from packaged software and audio practice products and online software subscriptions are recorded net of discounts.

        Revenue is recognized from the sale of packaged software and audio practice products when the product has been delivered, assuming the remaining revenue recognition criteria have been met. Software products include sales to end user customers and resellers. In most cases, revenue from sales to resellers is not contingent upon resale of the software to the end user and is recorded in the same manner as all other product sales. Revenue from sales of packaged software products are recognized as the products are shipped and title passes. A limited amount of packaged software products are sold to resellers on a consignment basis. Revenue is recognized for these consignment transactions once the end-user sale has occurred, assuming the remaining revenue recognition criteria have been met. Customers are permitted to make payments for packaged software purchases in installments over a period of time, which typically ranges between three and five months. Given that these installment payment plans are for periods less then twelve months and a successful collection history has been established, revenue is recognized at the time of sale, assuming the remaining revenue recognition criteria have been met. Packaged software is provided to customers with a six-month right of return. We also allow our retailers to return unsold products, subject to some limitations. In accordance with SFAS No. 48, Revenue Recognition When Right of Return Exists, product revenue is reduced for estimated returns, which are based on historical returns rates.

        Revenue for software license agreements sold via online software subscriptions as hosting agreements are recognized in accordance with EITF No. 00-3: Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity's Hardware. Revenue for online software subscriptions is recognized ratably over the term of the subscription period, assuming all revenue recognition criteria have been met, which typically ranges between three and twelve months. Some online licensing arrangements include a specified number of

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

licenses that can be activated over a period of time, which typically ranges between twelve and twenty-four months. Revenue for these arrangements is recognized on a per license basis ratably over the term of the individual license subscription period, assuming all revenue recognition criteria have been met, which typically ranges between three and twelve months. Revenue for set-up fees related to online licensing arrangements is recognized ratably over the term of the online licensing arrangement, assuming all revenue recognition criteria have been met. Accounts receivable and deferred revenue are recorded at the time a customer enters into a binding subscription agreement and the subscription services are made available to the customer. Amounts received in advance of revenue recognition are classified as deferred revenue.

        In connection with packaged software product sales and online software subscriptions, technical support is provided to customers, including customers of resellers, at no additional charge. As the fee for technical support is included in the initial licensing fee, the technical support and services are generally provided within one year, the estimated cost of providing such support is deemed insignificant and no unspecified upgrades/enhancements are offered, technical support revenues are recognized together with the software product and license revenue. Costs associated with the technical support are accrued at the time of sale.

        In connection with packaged software product sales and online software subscriptions, accessory products, such as headsets, are provided to customers at no additional charge. In accordance with SOP 97-2, Software Revenue Recognition, and EITF 00-21, Revenue Arrangements with Multiple Deliverables, the headset and software are accounted for as separate elements or units of accounting. Revenue is recognized upon the delivery of both the software and accessory products.

        Revenue from the sale of packaged software products with specific upgrade rights is recognized in accordance with SOP 97-2, Software Revenue Recognition. Revenue recognition for these sales is deferred until the earlier of the point at which sufficient vendor-specific objective evidence (VSOE) exist for the specific upgrade right or all elements of the arrangement have been delivered. As of December 31, 2007, the Company had not delivered specified upgrade rights and had not yet established VSOE for these upgrade rights. The Company had zero and $2.4 million of deferred revenue related to these agreements at December 31, 2006 and 2007, respectively. As of September 30, 2008, the Company had $0.3 million of deferred revenue related to these agreements.

        In accordance with EITF No. 01-9, Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Product, cash sales incentives to resellers are accounted for as a reduction of revenue, unless a specific identified benefit is identified and the fair value is reasonably determinable.

        The Company and the Predecessor have been engaged to develop language learning software for certain endangered languages under fixed fee arrangements. These arrangements also include contractual periods of post-contract support ("PCS") and online hosting services ranging from one to ten years. Revenue will be recognized ratably once the PCS and online hosting periods begin, over the longer of the PCS or online hosting period. When the current estimates of total contract revenue and contract cost indicate a loss for a fixed fee arrangement, a provision for the entire loss on the contract is recorded.

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

        Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less and demand deposits with financial institutions.

Restricted Cash

        Restricted cash is restricted for the reimbursement of funds to employees under the Company's flexible benefit plan, and security for a credit card processing vendor.

Accounts Receivable and Allowance for Doubtful Accounts

        Accounts receivable consist of amounts due to the Company from its normal business activities. The Company provides an allowance for doubtful accounts to reflect the expected non-collection of accounts receivable based on past collection history and specific risks identified.

Inventories

        Inventories are stated at the lower of cost, determined on a first-in first-out basis, or market. The Company reviews inventory for excess quantities and obsolescence based on its best estimates of future demand, product lifecycle status and product development plans. The Company uses historical information along with these future estimates to reserve for obsolete and potential obsolete inventory.

Concentrations of Credit Risk

        Accounts receivable and cash and cash equivalents subject the Company to its highest potential concentrations of credit risk. The Company reserves for credit losses and does not require collateral on its trade accounts receivable. In addition, the Company maintains cash and investment balances in accounts at various banks and brokerage firms. The Company is insured by the Federal Deposit Insurance Corporation for up to $100,000 at each bank. The Company's cash and cash equivalents may exceed the insured limits at times. The Company has not experienced any losses on cash and cash equivalent accounts to date and the Company believes it is not exposed to any significant credit risk related to cash. The Company sells products to retailers, resellers, government agencies, and individual consumers and extends credit based on an evaluation of the customer's financial condition, without requiring collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses. No customer accounted for more than 10% of Predecessor revenue during the year ended December 31, 2005 or the period from January 1, 2006 through January 4, 2006. No customer accounted for more than 10% of the Company's revenue for the period from January 4, 2006 through December 31, 2006, for the year ended December 31, 2007, and for the nine months ended September 30, 2007 and 2008. The Company had one customer that accounted for 14% and 27% of accounts receivable at December 31, 2006 and 2007, respectively, and two customers that accounted for 29% of accounts receivable at September 30, 2008.

Fair Value of Financial Instruments

        The carrying value of the Company's financial instruments, which include cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and other accrued expenses,

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

approximate their fair values due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of debt approximates fair value at December 31, 2006 and 2007, and September 30, 2008.

Property, Equipment and Software

        Property, equipment, and software are stated at cost, less accumulated depreciation and amortization. Depreciation on property, leasehold improvements, equipment, and software is computed on a straight-line basis over the estimated useful lives of the assets, as follows:

Software	3 years
Computer equipment	3 - 5 years
Automobiles	5 years
Furniture and equipment	5 - 7 years
Building	39 years
Building improvements	15 years
Leasehold improvements	4 - 7 years
Assets under capital leases	lesser of lease term or economic life

        Expenses for repairs and maintenance that do not extend the life of equipment are charged to expense as incurred. Expenses for major renewals and betterments, which significantly extend the useful lives of existing property and equipment, are capitalized and depreciated. Upon retirement or disposition of property and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized.

Intangible Assets

        Intangible assets consist of acquired technology, including developed and core technology, customer related assets, trade name and trademark and other intangible assets. Those intangible assets with finite lives are recorded at cost and amortized on a straight line basis over their expected lives in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets ("SFAS No. 142"). On an annual basis, the Company reviews its indefinite lived intangible assets for impairment based on the fair value of indefinite lived intangible assets as compared to the carrying value in accordance with SFAS No. 142. In the event the carrying value exceeds the fair value of the assets, the assets are written down to their fair value. There has been no impairment of intangible assets during any of the periods presented.

Goodwill

        In accordance with SFAS No. 142, goodwill is not amortized and is tested for impairment annually on June 30th and whenever events and circumstances occur indicating goodwill might be impaired. As of June 30, 2006, 2007 and 2008, the Company reviewed the goodwill for impairment and determined that no impairment of goodwill was identified during any of the periods presented.

Valuation of Long-Lived Assets

        In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets ("SFAS No. 144"), the Company evaluates the recoverability of its long-lived assets. SFAS No. 144

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

requires recognition of impairment of long-lived assets in the event that the net book value of such assets exceeds the future undiscounted net cash flows attributable to such assets. Impairment, if any, is recognized in the period of identification to the extent the carrying amount of an asset exceeds the fair value of such asset. Based on its analysis, the Company believes that no impairment of its long-lived assets was indicated as of December 31, 2006 and 2007, and September 30, 2008.

Financial Instruments with Characteristics of Both Liabilities and Equity

        The Company issues financial instruments that have characteristics of both liabilities and equity. The Company accounts for these arrangements in accordance with SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity ("SFAS No. 150"), as well as related interpretations of this standard. Financial instruments falling within the scope of SFAS No. 150 consist of certain stock put options. In accordance with SFAS No. 150, these instruments are classified as liabilities, measured at fair value, and gains or losses arising from changes in fair value are recognized in current period earnings.

Derivative Instruments

        The Company enters into financing arrangements that consist of freestanding derivative instruments or are hybrid instruments that contain embedded derivative features. The Company accounts for these arrangements in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133") and Emerging Issues Task Force ("EITF") No. 00-19 Accounting for Derivative Instruments Indexed to, and Potentially Settled in, a Company's Own Stock ("EITF No. 00-19"), as well as related interpretation of these standards. In accordance with these standards, derivative instruments are recognized as either assets or liabilities in the balance sheet and are measured at fair values with gains or losses recognized in earnings. Embedded derivatives that are not clearly and closely related to the host contract are bifurcated and are recognized at fair value with changes in fair value recognized as either a gain or loss in earnings. The Company determines the fair value of derivative instruments and hybrid instruments based on available market data using appropriate valuation models, giving consideration to all of the rights and obligations of each instrument.

Stock Split

        On May 9, 2006, the Company completed a twenty-for-one split of its Class A Convertible Common Stock, Class B Convertible Common Stock and Non-Designated Common Stock. Shares of the Preferred Stock were not affected by the split except that their conversion ratios were adjusted accordingly. All Class A Convertible Common Stock, Class B Convertible Common Stock and Non-Designated Common Stock shares referenced throughout the consolidated financial statements are shown as affected for the split.

Guarantees

        Indemnifications are provided of varying scope and size to certain institutional customers against claims of intellectual property infringement made by third parties arising from the use of its products. Neither the Company nor the Predecessor have incurred any costs or accrued any liabilities as a result of such obligations.

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cost of Revenue

        Cost of revenue consists of the direct and indirect costs to produce and distribute Rosetta Stone software. Inventory related costs include materials purchasing, inbound freight, inventory receiving, production assembly of boxed products, product royalty fees, storage of inventory, inventory obsolescence and inventory shrinkage. Distribution related costs include out-bound freight, fulfillment partner fees, internal shipping labor and packaging materials. Other costs included in cost of revenue include credit card processing fees, amortization of certain intangible assets, depreciation of fixed assets used, and the cost of technical support for customers.

Research and Development

        Research and development expenses include employee compensation costs, professional services fees and overhead costs associated with product development. Software products are developed for sale to external customers. The Company considers technological feasibility to be established when all planning, designing, coding, and testing has been completed according to design specifications. The Company has determined that technological feasibility for its software products is reached shortly before the products are released to manufacturing. Costs incurred after technological feasibility is established have not been material, and accordingly, the Company has expensed all research and development costs when incurred.

Transaction-Related Expenses

        Transaction-related expenses were incurred by Fairfield & Sons, Ltd. (Predecessor) during the period from January 1, 2006 to January 4, 2006 relating to the acquisition by Rosetta Stone Inc. (Successor) on January 4, 2006. Included in the expense were $5.9 million in expense related to restricted common stock, $3.1 million in cash bonuses and $1.2 million in acquisition-related bank fees.

Software Developed for Internal Use

        Product development also includes certain software products for internal use. Development costs for internal use software are expensed as incurred until the project reaches the application development stage, in accordance with SOP No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Internal-use software is defined to have the following characteristics: (a) the software is internally developed, or modified solely to meet the entity's internal needs, and (b) during the software's development or modification, no substantive plan exists or is being developed to market the software externally. Internally developed software is amortized over a three-year useful life.

        For the period from January 4, 2006 through December 31, 2006 and the year ended December 31, 2007, the Company capitalized $0.6 million and $1.1 million in internal-use software, respectively. For the nine months ended September 30, 2008, the Company capitalized $0.2 million in internal-use software, respectively.

        For the year ended December 31, 2005 and the period from January 1, 2006 through January 4, 2006, the Predecessor recorded amortization expense relating to internal-use software of $25,000 and zero, respectively. For the period from January 4, 2006 through December 31, 2006 and the year ended December 31, 2007, the Company recorded amortization expense relating to internal-use software of $0.2 million and $0.4 million, respectively. Amortization expense relating to internal-use software for the nine months ended September 30, 2007 and 2008 was $0.3 million and $0.4 million, respectively.

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

        For the year ended December 31, 2005 and the period from January 1, 2006 through January 4, 2006, no provision had been made for federal income taxes on the operations of the Predecessor, which was treated as S Corporation for purposes of federal and most state income taxes. Federal and most state income taxes were the responsibility of the Predecessor's stockholders, who were responsible for reporting their allocable shares of the Predecessor's income and deductions in their respective income tax returns. Income tax expense for the year ended December 31, 2005 and for the period from January 1, 2006 through January 4, 2006 was related to state income taxes from states that do not recognize the S Corporation status.

        For the period from January 4, 2006 through December 31, 2006, the year ended December 31, 2007, and for the nine months ended September 30, 2007 and 2008, the Company accounted for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes ("SFAS No. 109"), which provides for an asset and liability approach to accounting for income taxes. Deferred tax assets and liabilities represent the future tax consequences of the differences between the financial statement carrying amounts of assets and liabilities versus the tax bases of assets and liabilities. Under this method, deferred tax assets are recognized for deductible temporary differences, and operating loss and tax credit carryforwards. Deferred liabilities are recognized for taxable temporary differences. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The impact of tax rate changes on deferred tax assets and liabilities is recognized in the year that the change is enacted.

        In June 2006, the FASB issued FIN No. 48, Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109 ("FIN No. 48"), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN No. 48 did not have a material impact on the Company's financial condition, results of operations or cash flows.

Stock-Based Compensation

        The Company accounts for its stock based compensation in accordance with SFAS No. 123R, Share-Based Payments ("SFAS No. 123(R)"). Under SFAS No. 123(R), all stock-based awards, including employee stock option grants, are recorded at fair value as of the grant date and recognized as expenses in the statement of operations on a straight-line basis over the option's vesting period.

        As of December 31, 2007 and September 30, 2008, there were approximately $3.8 million and $4.1 million of unrecognized stock-based compensation expense related to non-vested stock option awards that is expected to be recognized over a weighted average period of 2.61 and 2.25 years, respectively. For the year ended December 31, 2005, no stock-based employee compensation cost was reflected in Predecessor net income as no stock options had been granted. For the period from January 1, 2006 through January 4, 2006, $5.9 million in stock-based compensation expense was recognized in Predecessor net income related to change of control stock agreements issued in connection with the acquisition further detailed in Note 4 of these consolidated financial statements.

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The fair value of each option grant is estimated on the date of grant using the Black Scholes option pricing model. For the period from January 4, 2006 through December 31, 2006, the year ended December 31, 2007 and the nine months ended September 30, 2007 and 2008, the fair value of options granted was calculated using the following assumptions:

	Period from January 4, through December 31,	Year Ended December 31,	Nine Months Ended September 30,
	2006	2007	2007	2008
(unaudited)
Expected stock price volatility	61% - 67%	62% - 70%	65% - 67%	57% - 62%
Expected term of options	5 years	6 years	6 years	6 years
Expected dividend yield	—	—	—	—
Risk-free interest rate	4.53% - 4.94%	3.50% - 4.96%	4.34% - 4.96%	2.69% - 3.36%

        Since the Company's stock is not publicly quoted and the Company has a limited history of stock option activity, the Company reviewed a group of comparable industry-related companies to estimate its expected volatility over the most recent period commensurate with the estimated expected term of the awards. In addition to analyzing data from the peer group, the Company also considered the contractual option term and vesting period when determining the expected option life and forfeiture rate. For the risk-free interest rate, the Company uses a U.S. Treasury Bond rate consistent with the estimated expected term of the option award.

        The following table presents the stock-based compensation expense included in the related financial statement line items (in thousands):

	Predecessor		Successor
	Year Ended December 31,	Period From January 1, through January 4,	Period from January 4, through December 31,	Year Ended December 31,	Nine Months Ended September 30,
	2005	2006	2006	2007	2007	2008
					(unaudited)
Cost of revenue	$—	$—	$1	$2	$1	$1
Sales and marketing	—	—	59	189	99	112
Research and development	—	—	128	360	214	344
General and administrative	—	—	373	776	440	683
Transaction-related expenses	—	5,930	—	—	—	—

Total	$—	$5,930	$561	$1,327	$754	$1,140

Net Income (Loss) Per Share

        Net income (loss) per share is computed under the provisions of SFAS No. 128, Earnings Per Share ("SFAS No. 128"). Basic income (loss) per share is computed using net income (loss) and the weighted average number of common shares outstanding. Diluted earnings per share reflect the weighted average number of common shares outstanding plus any potentially dilutive shares outstanding during the period. Potentially dilutive shares consist of shares issuable upon the exercise of stock options (using the treasury stock method) and conversion of preferred shares (using the as-converted method). Common equivalent shares are excluded from the diluted computation if their effect is anti-dilutive.

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The following table sets forth the computation of basic and diluted net income (loss) per common share (in thousands, except per share amounts):

	Predecessor		Successor
	Year Ended December 31,	Period from January 1, through January 4,	Period from January 4, through December 31,	Year Ended December 31,	Nine Months Ended September 30,
	2005	2006	2006	2007	2007	2008
					(unaudited)
Numerator:
Net income (loss)	$6,781	$(11,121)	$(4,048)	$2,579	$302	$8,951
Accretion of redeemable convertible preferred stock	—	—	(159)	(80)	(60)	—

Net income (loss) attributable to common stockholders	$6,781	$(11,121)	$(4,207)	$2,499	$242	$8,951

Denominator:
Weighted average number of common shares:
Basic	0.275	0.299	1,230	1,310	1,278	1,458

Diluted	0.275	0.299	1,230	12,718	12,642	12,960

Income (loss) per common share:
Basic	$24,658	$(37,194)	$(3.42)	$1.91	$0.19	$6.14

Diluted	$24,658	$(37,194)	$(3.42)	$0.20	$0.02	$0.69

Pro forma:
Numerator:
Net income (loss)				$2,579		$8,951

Denominator:
Pro forma weighted average number of common shares:
Basic				12,470		12,618

Diluted				12,718		12,960

Pro forma net income per common share:
Basic				$0.20		$0.71

Diluted				$0.20		$0.69

        For the year ended December 31, 2005 and the period from January 1, 2006 through January 4, 2006, there were no Predecessor common stock equivalents shares. For the period from January 4, 2006 to December 31, 2006, the 11,160 shares of Convertible Preferred stock and outstanding stock options were not included in the diluted net loss per share calculation, as they were anti-dilutive.

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        For the year ended December 31, 2007 and the nine months ended September 30, 2007 and 2008, the following common equivalent shares were included in the calculation of the Company's diluted net income per share (in thousands):

	Predecessor		Successor
	Year Ended December 31,	Period from January 1, to January 4,	Period from January 4, to December 31,	Year Ended December 31,	Nine Months Ended September 30,
	2005	2006	2006	2007	2007	2008
					(unaudited)
Equity instruments:
Convertible preferred stock	—	—	—	11,160	11,160	11,160
Stock options	—	—	—	248	204	342

Total common stock equivalent shares	—	—	—	11,408	11,364	11,502

Comprehensive Income (Loss)

        Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenues, expenses, gains, and losses that are not included in net income (loss), but rather are recorded directly in stockholders' equity. For the year ended December 31, 2005 and the period from January 1, 2006 through January 4, 2006, Predecessor comprehensive income (loss) consisted of net income (loss), unrealized gains (losses) on marketable equity securities and foreign currency translation gains (losses). For the period from January 4, 2006 through December 31, 2006, for the year ended December 31, 2007 and for the nine months ended September 30, 2007 and 2008, the Company's comprehensive income (loss) consisted of net income (loss) and foreign currency translation gains (losses).

Foreign Currency Translation and Transactions

        The functional currency of the Company's foreign subsidiaries and Predecessor foreign subsidiary is their local currency. Accordingly, assets and liabilities of the foreign subsidiaries are translated into U.S. dollars at exchange rates in effect on the balance sheet date. Income and expense items are translated at average rates for the period. Translation adjustments are recorded as a component of other comprehensive income (loss) in stockholders' equity.

        Cash flows of consolidated foreign subsidiaries, whose functional currency is the local currency, are translated to U.S. dollars using average exchange rates for the period. The Company reports the effect of exchange rate changes on cash balances held in foreign currencies as a separate item in the reconciliation of the changes in cash and cash equivalents during the period.

        Gains and losses resulting from foreign currency transactions are included in other income and expense. Foreign currency transaction gains were $40,000 and $0.1 million for the period from January 4, 2006 through December 31, 2006 and the year ended December 31, 2007, respectively. For the nine months ended September 30, 2007 and 2008 foreign currency transaction gains were approximately $0.2 million and $0.1 million, respectively. The Predecessor foreign currency transaction loss was $42,000 for the year ended December 31, 2005.

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Standards

        In September 2006, FASB issued SFAS No. 157, Fair Value Measurements ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. Accordingly, SFAS 157 does not require any new fair value measurements, but will potentially require additional disclosures. In February 2008, FASB issued a final FASB Staff Position ("FSP") FAS No. 157-2, Effective Date of FASB Statement No. 157 ("FSP 157-2"). FSP 157-2 delays the effective date of SFAS 157, for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. In addition, FSP 157-2 removes certain leasing transactions from the scope of SFAS No. 157. The effective date of SFAS No. 157 for nonfinancial assets and liabilities has been delayed by one year to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. SFAS No. 157 for financial assets and liabilities is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The adoption of SFAS No. 157 for financial assets and liabilities did not have a material impact on the Company's financial condition, results of operations, or cash flows as of January 1, 2008. The Company is currently evaluating the impact of SFAS No. 157 for non-financial assets and liabilities on its financial statements, but does not believe there will be a material impact.

        In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115 ("SFAS No. 159"). SFAS No. 159 permits an entity to elect fair value as the initial and subsequent measurement attribute for many financial assets and liabilities. Entities electing the fair value option would be required to recognize changes in fair value in earnings. Entities electing the fair value option are required to distinguish, on the face of the statement of financial position, the fair value of assets and liabilities for which the fair value option has been elected and similar assets and liabilities measured using another measurement attribute. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The adjustment to reflect the difference between the fair value and the carrying amount would be accounted for as a cumulative-effect adjustment to retained earnings as of the date of initial adoption. The adoption of SFAS No. 159 did not impact the Company's consolidated financial statements as of January 1, 2008.

        In December 2007, the FASB issued SFAS No. 141(R), Business Combinations ("SFAS No. 141(R)"), which replaces FAS No. 141. SFAS No. 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS No. 141(R) is to be applied prospectively to business combinations for which the acquisition date is on or after an entity's fiscal year that begins after December 15, 2008. The Company will assess the impact of SFAS No. 141(R) if and when a future acquisition occurs.

        In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51 ("SFAS No. 160"). SFAS No. 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

parent's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS No. 160 clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS No. 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company believes the adoption of SFAS No. 160 will not have a material impact on the Company's financial condition, results of operations or cash flows.

        In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133 ("SFAS No. 161"). SFAS No. 161 requires enhanced disclosures about an entity's derivative and hedging activities. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. The Company does not expect the adoption of SFAS No. 161 to have a significant impact on its consolidated financial statements.

        In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles ("SFAS No. 162"). SFAS 162 identifies the sources of accounting principles and provides the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. SFAS No. 162 is effective 60 days following the SEC approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company is currently evaluating the impact of SFAS No. 162 on its financial statements, but does not believe there will be a material impact.

3. INVENTORY

        Inventory consisted of the following (in thousands):

	As of December 31,		As of September 30,
	2006	2007	2008
			(unaudited)
Raw materials	$951	$1,715	$3,915
Finished goods	540	2,624	3,551

	1,491	4,339	7,466
Reserve for obsolete inventory	(190)	(478)	(744)

Inventory, net	$1,301	$3,861	$6,722

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. ACQUISITIONS

        On January 4, 2006, Rosetta Stone Inc., through its wholly owned subsidiary, Rosetta Stone Holdings Inc., which it formed prior to the acquisition on January 4, 2006, acquired all of the outstanding stock of Rosetta Stone Ltd. (formerly Fairfield & Sons, Ltd.) along with its wholly owned subsidiary Rosetta Stone (UK) Limited (formerly Fairfield & Sons, Limited).

        Rosetta Stone Ltd. developed, marketed and supported a suite of language learning software products under the Rosetta Stone brand name. As a result of the acquisition of all outstanding stock of Rosetta Stone Ltd., Rosetta Stone Inc. acquired all of the assets and assumed all the liabilities of Rosetta Stone Ltd. The assets acquired by Rosetta Stone Inc. included intellectual property, trade receivables, inventory, contracts, equipment and other tangible personal property. The liabilities assumed by Rosetta Stone Inc. related to trade payables, accrued expenses and future customer support and services. The results of the acquired operations are included in the consolidated results of operations subsequent to the closing of the acquisition and the closing of the Predecessor's accounting records on January 4, 2006.

        This acquisition was accounted for using the purchase method of accounting in accordance with SFAS No. 141, Business Combination ("SFAS No. 141"). The purchase price consisted of $51.9 million funded in the form of a promissory note, $7.8 million in escrow, $5.9 million for settlement of Fairfield & Sons Ltd. stockholder receivables, 63,412 shares of Class B Convertible Preferred Stock, 47,619 shares of Class B Redeemable Convertible Preferred Stock, and 246,560 shares Class A Convertible Common Stock, as well as $1.1 million of transaction and direct acquisition costs. The promissory note was paid on January 5, 2006. Total interest paid on the promissory note was $3,000. The $7.8 million held in escrow was disbursed 30 days after the completion of the Company's December 31, 2006 financial statement audit, upon the delivery of joint written instructions to the escrow agent. The escrow was subject to adjustments for changes in net working capital as defined in the agreement and certain tax and other indemnifications. The Company submitted an indemnification claim for certain required tax payments made by the Company on behalf of the Fairfield & Sons, Ltd. stockholders in the amount of $1.0 million, which are included in the December 31, 2006 balance of other current assets. No other indemnification claims have been submitted. During 2007, the Company made tax payments on behalf of the Fairfield & Sons, Ltd. stockholders in the amount of $1.1 million, of which $1.0 million was reimbursed by the stockholders' from the escrow and $87,000 is included in the December 31, 2007 balance of other current assets.

        Rosetta Stone Inc. paid a total purchase price of approximately $79.1 million for the net assets acquired. The fair value of the Rosetta Stone Inc. stock issued was $12.3 million, which was based on the fair value of the common and preferred stock purchased by the investors in capitalizing Rosetta Stone Inc. Components of the total purchase price are detailed below (in thousands):

Promissory note payable	$51,924
Amounts paid to escrow	7,800
Rosetta Stone stock issued	12,336
Settlement of Fairfield & Sons Ltd. stockholder receivables	5,940
Direct acquisition costs	1,105

Total purchase price	$79,105

        Under the purchase method of accounting, the total purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their respective estimated fair

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. ACQUISITIONS (Continued)

values at the date of acquisition. The valuation of the identifiable intangible assets and their useful lives acquired reflects management's estimates.

        The summary of fair value assets acquired and liabilities assumed in the acquisition is as follows (in thousands):

Tangible assets:
Cash	$10,237
Accounts receivable	3,874
Receivable from Fairfield & Sons, Ltd. stockholders	6,274
Other current assets	1,489
Property and equipment	4,643
Other assets	99
Intangible assets:
Trade name/trademark	10,607
Core technology	2,453
Customer relationships	10,739
In-process research and development	12,597
Goodwill	34,199

Total assets acquired	97,211

Liabilities:
Deferred revenue	(5,057)
Accounts payable	(1,071)
Accrued expenses	(11,917)
Capital leases	(61)

Total liabilities assumed	(18,106)

Net assets acquired	$79,105

        A total of $36.4 million was allocated to amortizable intangible assets consisting of existing trade names and trademarks, core technology and customer relationships. A total of $34.2 million was allocated to goodwill. Goodwill represents the excess of the purchase price over the fair value of the net tangible and amortizable intangible assets acquired.

        Of the total purchase price, $12.6 million was allocated to in-process research and development ("IPR&D") and was expensed during the period from January 4, 2006 through December 31, 2006. Projects that qualify as IPR&D represent those that have not yet reached technological feasibility and which have no alternative future use. The value of IPR&D was determined based upon the stage of completion and risk associated with the project, additional cost estimates to develop the purchased IPR&D into commercially viable products, estimates of net cash flows attributable to the projects when completed, and the discount rate.

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. PROPERTY AND EQUIPMENT

        Property and equipment consisted of the following (in thousands):

	As of December 31,
			As of September 30, 2008
	2006	2007
			(unaudited)
Land	$390	$390	$390
Buildings and improvements	2,346	4,933	5,431
Leashold improvements	794	1,108	1,525
Computer equipment	2,439	4,658	5,211
Software	1,815	4,716	7,103
Furniture and equipment	783	1,663	1,922

	8,567	17,468	21,582
Less: accumulated depreciation	(1,169)	(4,023)	(6,897)

Property and equipment, net	$7,398	$13,445	$14,685

        The Company leases certain computer equipment, software and machinery under capital lease agreements, with bargain purchase options at the end of the lease term. As of December 31, 2006 and 2007, and September 30, 2008 leased computer equipment and software included in property and equipment above was $44,000, $44,000 and $44,000, respectively.

        Depreciation expense for the year ended December 31, 2005 and the period from January 1, 2006 through January 4, 2006 was $0.7 million and $10,000 for the Predecessor, respectively. The Company recorded depreciation expense for the period from January 4, 2006 through December 31, 2006 and for the year ended December 31, 2007 in the amount of $1.2 million and $2.6 million, respectively. For the nine months ended September 30, 2007 and 2008 depreciation expense was $1.8 million and $2.6 million, respectively.

        Amortization of capital leases for the year ended December 31, 2005 and the period from January 1, 2006 through January 4, 2006 included in Predecessor depreciation expense was $47,000 and $1,000, respectively. The Company recorded amortization of capital leases for the period from January 4, 2006 through December 31, 2006 and for the year ended December 31, 2007 included in depreciation expense in the amount of $31,000 and $9,000, respectively. The Company recorded amortization of capital leases for the nine months ended September 30, 2007 and 2008 included in depreciation expense in the amount of $8,400 and $1,900, respectively.

6. GOODWILL

        The Company acquired Rosetta Stone Ltd. (formerly Fairfield & Sons, Ltd.) and subsidiary on January 4, 2006, as detailed in Note 4. As a result of the acquisition, the Company recorded goodwill in the amount of $34.2 million. The Company had no acquisition activity during 2005, 2007 or for the nine months ended September 30, 2008.

        The Company tests goodwill for impairment annually on June 30 of each year at the reporting unit level using a fair value approach, in accordance with the provisions of SFAS No. 142. If an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value, goodwill will be evaluated for impairment between annual tests. The Company's annual testing resulted in no impairments of goodwill during the period January 4, 2006 through

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. GOODWILL (Continued)

December 31, 2006, the year ended December 31, 2007 and the nine months ended September 30, 2008. For tax purposes, the goodwill balance of $34.2 million will be amortized over a period of 15 years.

7. INTANGIBLE ASSETS

        Intangible assets consisted of the following items as of the dates indicated (in thousands):

	As of December 31, 2006			As of December 31, 2007			As of September 30, 2008
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
							(unaudited)
Trade name / trademark	$10,607	$—	$10,607	$10,607	$—	$10,607	$10,607	$—	$10,607
Core technology	2,453	(1,213)	1,240	2,453	(2,439)	14	2,453	(2,453)	—
Customer relationships	10,739	(4,113)	6,626	10,739	(7,706)	3,033	10,739	(9,956)	783
Website	12	—	12	12	(5)	7	12	(7)	5

Total	$23,811	$(5,326)	$18,485	$23,811	$(10,150)	$13,661	$23,811	$(12,416)	$11,395

        During 2006, the Company recorded additions to intangible assets of $23.8 million, which was associated with the acquisition of Rosetta Stone Ltd. and subsidiary, as detailed in Note 4, and website rights purchased for $12,000. The estimated lives of the acquired core technology and customer relationships are between 18 to 36 months. The intangible asset associated with the trade name and trademark has an indefinite useful life. The estimated life of the website rights is 60 months. The Company did not record any additions to intangible assets during 2005, 2007 or for the nine months ended September 30, 2008. The Company computes amortization of intangible assets on a straight-line basis over the estimated useful life. Below are the estimated useful lives of the intangible assets acquired:

Weighted-Average Life
Trade name / trademark	Indefinite
Core technology	24 months
Customer relationships	33 months
Website	60 months

        Amortization of intangible assets for the period from January 4, 2006 through December 31, 2006 and the year ended December 31, 2007 totaled $5.3 million and $4.8 million, respectively. Amortization of intangible assets for the nine months ended September 30, 2007 and 2008 was $3.8 million and $2.3 million, respectively. For the period from January 4, 2006 through December 31, 2006 and the year ended December 31, 2007, $1.2 million and $1.2 million of amortization expense was included in cost of revenue, and $4.1 million and $3.6 million was included in sales and marketing, respectively. For the nine months ended September 30, 2007 and 2008, $0.9 million and $13,000 of the amortization expense was included in cost of revenue, and $2.8 million and $2.3 million was included in sales and marketing, respectively.

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. INTANGIBLE ASSETS (Continued)

        The following table summarizes the estimated future amortization expense related to intangible assets as of December 31, 2007 and for the remaining three months of 2008 and years thereafter (in thousands):

	As of December 31, 2007	As of September 30, 2008
		(unaudited)
2008	$3,016	$750
2009	35	35
2010	2	2

Total	$3,053	$787

8. OTHER CURRENT LIABILITIES

        The following table summarizes other current liabilities (in thousands):

	As of December 31,
			As of September 30, 2008
	2006	2007
			(unaudited)
Marketing expenses	$1,821	$2,711	$3,374
Professional and consulting fees	1,665	2,018	2,231
Sales return reserve	858	1,688	3,762
Other	4,489	5,004	8,886

	$8,833	$11,421	$18,253

9. BORROWING AGREEMENT

        On January 4, 2006, the Company entered into a Credit Agreement that provides the Company a $4.0 million revolving credit facility ("Revolver") and a $17.0 million term loan ("Term Loan"). The Credit Agreement was amended on August 2, 2007 and April 23, 2008 to amend certain covenants, terms, and definitions. Under the credit agreement, all amounts outstanding under the Revolver and the Term Loan accrue interest at the Base Rate plus the Applicable Margin or the LIBOR Rate plus the Applicable Margin, as specified by the Company. The Company has the ability to convert the loans or a portion of the loans from one interest rate method to the other without penalty. The Base Rate is defined as the greater of the published prime rate or the Federal Funds Rate plus 0.5%. The

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. BORROWING AGREEMENT (Continued)

Applicable Margin for any period is indexed to the Company's debt-to-Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") ratio as follows:

  Debt-to-EBITDA ratio greater than or equal to 1.5-to-1:

    Base Rate Applicable Margin is equal to 2%
    LIBOR Rate Applicable Margin is equal to 3%

  Debt-to-EBITDA ratio less than 1.5-to-1:

    Base Rate Applicable Margin is equal to 1.75%
    LIBOR Rate Applicable Margin is equal to 2.75%

        The Applicable Margin increases by two percentage points per annum at any time that an event of default exists under the terms of the Credit Agreement. Events of default include, among other things, the failure to deliver audited financial statements to the lender within 120 days after the Company's year-end. The Company has determined that the increase in interest rate due to the failure to deliver audited financial statements to the lender within 120 days after the Company's year-end is a feature that has risks and characteristics that are not clearly and closely related to the economic risks and characteristics of the debt-host contract. Therefore, this feature is an embedded derivative that must be bifurcated from the Credit Agreement and accounted for separately as an asset or liability at fair value, with changes in fair value recognized as either gain or loss. Upon issuance, the fair value of the embedded derivative feature was $3,000. During the period from January 4, 2006 through December 31, 2006 and the year ended December 31, 2007, the Company recorded a gain (loss) on derivative totaling $(28,000) and $29,000 in other income (expense) in the Consolidated Statement of Operations, respectively, resulting in a derivative liability of $31,000 and $2,000 as of December 31, 2006 and 2007, respectively, which is included in the Consolidated Balance Sheet in other long-term liabilities.

        Upon inception of the Credit Agreement, the Company allocated the proceeds of the $17.0 million Term Loan received to the Term Loan and the embedded derivative feature based on the fair value of the derivative. As a result of such allocation, the Company determined the initial carrying value of the Term Loan was $17.0 million. The debt discount in the amount of $3,000 resulting from the allocation of proceeds is being amortized to interest expense using the effective interest method over the term of the Term Loan. The Company recognized amortization of $1,000 for the period from January 4, 2006 through December 31, 2006 and the year ended December 31, 2007, respectively, which is included in interest expense in the Consolidated Statement of Operations.

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. BORROWING AGREEMENT (Continued)

        Long-term borrowings consist of the following (in thousands):

	December 31,
			September 30, 2008
	2006	2007
			(unaudited)
Term Loan, quarterly payments through December 2010	$15,861	$13,311	$10,763
Revolver, quarterly payments through December 2010	—	—	—

	15,861	13,311	10,763
Less current portion	(2,550)	(3,400)	(4,038)

	13,311	9,911	6,725
Less debt discount	(2)	(2)	—

Total	$13,309	$9,909	$6,725

        As of December 31, 2007 and September 30, 2008, the interest rate on the term loan was 7.56% and 5.4%, respectively. The Company had no borrowings under the Revolver or letters of credit outstanding as of December 31, 2006, 2007 or September 30, 2008.

        The Term Loan allows for voluntary prepayments without penalties or premium. The Term Loan has escalating installment payments. Mandatory prepayments are required under certain conditions, including the receipt of proceeds from a disposition, the issuance of equity securities and excess cash flows as defined in the agreement. Future payments under the Term Loan are subject to change due to the possible effects of the mandatory prepayment provisions.

        The following table summarizes the expected future payments under the Term Loan as of December 31, 2007 and September 30, 2008 and years thereafter (in thousands):

	As of December 31, 2007			As of September 30, 2008
Periods Ending December 31,	Installment Payments	Mandatory Prepayments	Total Payments	Installment Payments	Mandatory Prepayments	Total Payments
				(unaudited)
2008	$3,400	$—	$3,400	$852	$—	$852
2009	4,250	—	4,250	4,250	—	4,250
2010	5,661	—	5,661	5,661	—	5,661

Total	$13,311	$—	$13,311	$10,763	$—	$10,763

        Substantially all the Company's assets are pledged as collateral under the Credit Agreement. The Term Loan contains financial covenants tested on a quarterly basis which started March 31, 2006 and are applicable for the term of the loan. The primary covenants in the Term Loan are limitations on liens and encumbrances, restrictions on investments, restrictions on capital expenditures, limitations on the sale of certain assets, minimum EBITDA thresholds and compliance with financial ratios (e.g, Debt to EBITDA ratio, Interest Expense to EBITDA ratio and fixed charge coverage ratio). In addition, the Company is required to provide an audited annual report to the lender within 120 days following the close of the fiscal year. Non-compliance with debt covenants can potentially result in a two percentage

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. BORROWING AGREEMENT (Continued)

point increase in the Applicable Margin in the Term Loan and Revolver or possibly the Term Loan becoming immediately due and the termination of the Revolver.

        Interest expense for both the year ended December 31, 2005 and the period from January 1, 2006 through January 4, 2006 was zero. For the period from January 4, 2006 through December 31, 2006 and the year ended December 31, 2007, the Company incurred interest expense related to the Term Loan of $1.5 million and $1.2 million, respectively. The Company incurred interest expense related to the Term Loan of $0.9 million and $0.6 million for the nine months ended September 30, 2007 and 2008, respectively.

        The Company did not incur any interest expense related to the Revolver during the period from January 4, 2006 through December 31, 2006, the year ended December 31, 2007, and the nine months ended September 30, 2007 and 2008, respectively. For the period from January 4, 2006 through December 31, 2006 and the year ended December 31, 2007, the Company recorded fees associated with the unused portion of the Revolver of $20,000 and $25,000, respectively. For the nine months ended September 30, 2007 and 2008 the Company recorded fees associated with the unused portion of the Revolver of $10,000 and $10,000, respectively. The lender is also a stockholder, holding approximately 1.6% of the Company's common stock on an as converted basis as of December 31, 2007 and September 30, 2008.

10. STOCK-BASED COMPENSATION

        On January 4, 2006, the Company established the Rosetta Stone Inc. 2006 Stock Incentive Plan (the "Stock Plan") under which the Company's Board of Directors, at its discretion, can grant stock options to employees and certain directors of the Company and affiliated entities. The Stock Plan initially authorized the grant of stock options for up to 1,494,000 shares of common stock. On May 28, 2008, the Board of Directors authorized the grant of additional stock options for up to 150,000 shares of common stock under the Stock Plan, resulting in total stock options available for grant under the Stock Plan of 1,644,000 as of September 30, 2008. The stock options granted under the Stock Plan generally expire at the earlier of a specified period after termination of service or the date specified by the Board or its designated Committee at the date of grant, but not more than ten years from such grant date. Stock issued as a result of exercises of stock options will be issued from the Company's authorized available stock.

        In accordance with SFAS No. 123(R), the fair value of stock-based awards to employees is calculated as of the date of grant. Compensation expense is then recognized on a straight-line basis over the requisite service period of the award. The Company uses the Black-Scholes pricing model, which requires the use of estimates, including future stock price volatility, expected term and forfeitures. Stock-based compensation expense recognized is based on the estimated portion of the awards that are expected to vest. Estimated forfeiture rates were applied in the expense calculation.

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. STOCK-BASED COMPENSATION (Continued)

        The following table summarized the Company's stock option activity from January 4, 2006 (plan inception) to September 30, 2008:

	Shares Available for Grant	Options Outstanding	Weighted Average Exercise Price	Weighted Average Contractual Life (years)	Aggregate Instrinsic Value
Balance at January 4, 2006	1,494,000	—			$—
Options granted	(1,327,210)	1,327,210	$5.00
Options exercised	—	—	—
Options cancelled	149,340	(149,340)	5.00

Balance at December 31, 2006	316,130	1,177,870	5.00	9.46	3,415,823
Options granted	(319,673)	319,673	9.46
Options exercised	—	(183,642)	5.00
Options cancelled	164,898	(164,898)	5.89

Balance at December 31, 2007	161,355	1,149,003	6.11	8.70	9,695,391
Options granted	(233,680)	233,680	14.81
Options exercised	—	(78,411)	5.14
Options cancelled	92,340	(92,340)	10.43
Additional option grants authorized	150,000	—	—

Balance at September 30, 2008 (unaudited)	170,015	1,211,932	7.52	8.22	13,288,930

Vested and expected to vest at December 31, 2007		1,054,839	6.01	8.52	9,013,247

Vested and expected to vest at September 30, 2008		1,145,299	7.31	8.18	12,810,070

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. STOCK-BASED COMPENSATION (Continued)

        The following tables summarize the status of options outstanding under the Company's stock option plan as of December 31, 2007 and September 30, 2008 and option grants made during the period from October 1, 2007 through September 30, 2008:

	Outstanding			Exercisable
Range of Exercise Prices	Number Outstanding as of 12/31/07	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable as of 12/31/07	Weighted Average Exercise Price
$ 5.00 - $ 5.00	862,913	8.48	$5.00	238,163	$5.00
$ 7.90 - $ 7.90	172,110	9.22	7.90	1,987	7.90
$ 9.50 - $ 9.50	56,150	9.43	9.50	—	—
$13.78 - $14.55	57,830	9.54	14.12	—	—

$ 5.00 - $14.55	1,149,003	8.70	6.11	240,150	5.02

	Outstanding			Exercisable
Range of Exercise Prices	Number Outstanding as of 9/30/08	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable as of 9/30/08	Weighted Average Exercise Price
(unaudited)	(unaudited)			(unaudited)
$5.00 - $5.00	764,675	7.74	$5.00	347,163	$5.00
$7.90 - $7.90	163,197	8.46	7.90	59,338	7.90
$9.50 - $9.50	39,940	8.68	9.50	11,274	9.50
$13.47 - $14.55	139,950	9.33	13.99	7,702	14.17
$14.56 - $15.13	76,420	9.58	15.13	—	—
$15.14 - $18.49	27,750	9.88	18.49	—	—

$5.00 - $18.49	1,211,932	8.22	7.52	425,477	5.69

Grant Date	Number of Options Granted	Exercise Price	Common Stock Fair Market Value Per Share at Grant Date	Aggregate Intrinsic Value Per Share at Grant Date
November 28, 2007	26,330	$14.55	$14.55	$—
December 17, 2007	17,060	13.78	14.69	15,525
February 8, 2008	44,190	14.55	15.13	25,630
April 29, 2008	76,420	15.13	13.47	—
May 28, 2008	85,320	13.47	13.47	—
August 19, 2008	27,750	18.49	18.49	—

        The weighted average remaining contractual term and the aggregate intrinsic value for options outstanding at December 31, 2007 and September 30, 2008 was 8.70 years and $9.7 million and 8.22 years and $13.3 million, respectively. The weighted average remaining contractual term and the aggregate intrinsic value for options exercisable at December 31, 2007 and September 30, 2008 was 8.24 years and $2.3 million and 7.88 years and $5.4 million, respectively. As of December 31, 2006, no

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. STOCK-BASED COMPENSATION (Continued)

options were exercisable or vested. As of December 31, 2007 and September 30, 2008 total options of 240,000 and 425,000 were vested and exercisable with a weighted average exercise price of $5.02 and $5.69, respectively.

        The weighted average grant-date fair value per share of all stock options granted was $3.94, $6.55 and $8.29 for the period January 4, 2006 through December 31, 2006 and the year ended December 31, 2007 and the nine months ended September 30, 2008, respectively. The Company did not grant stock options prior to 2006.

        The aggregate intrinsic value disclosed above represents the total intrinsic value (the difference between the fair market value of the Company's common stock as of December 31, 2007 and September 30, 2008, and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2007 and September 30, 2008. This amount is subject to change based on changes to the fair market value of the Company's common stock.

Liquidity Performance Award Plan

        In May 2006, the Company adopted the Rosetta Stone Inc. Liquidity Performance Award Plan to provide a bonus to its key employees in the event of an acquisition of the Company, an acquisition of substantially all of the assets of the Company, an initial public offering of the Company's common stock, a liquidation of the Company or any other transaction resulting in liquidating distributions to any holders of its preferred stock.

11. COMMON STOCK

        In 2005, the Predecessor issued 23.6657 shares of restricted Common Stock in connection with Change of Control Agreements. The restrictions on these shares were to lapse only upon the event of a change in control, and the shares were to expire if a change in control did not occur prior to June 2006. These issuances resulted in no compensation expense for 2005 as the change in control was not considered probable until it occurred on January 4, 2006, at which time a compensation charge of $5.9 million was recorded as a transaction-related expense equal to the estimated fair market value of the common stock issued on such date, which was determined based upon the selling price of the shares sold to Rosetta Stone Inc. on that same date.

        On January 4, 2006, the Company issued 613,240 shares of Class A Convertible Common Stock, par value $0.001, for proceeds of $3.1 million and 380,000 shares of Class B Convertible Common Stock, par value $0.001, for proceeds of $1.9 million. In connection with the acquisition of Rosetta Stone Ltd. on January 4, 2006, the Company issued 246,560 shares of Class A Convertible Common Stock, par value $0.001, to stockholders of Rosetta Stone Ltd. and 20,000 shares of Class A Convertible Common Stock to Madison Capital Funding LLC, its lender.

        On May 9, 2006, the Company completed a twenty-for-one split of its Class A Convertible Common Stock, Class B Convertible Common Stock and Non-Designated Common Stock. All shares referenced throughout the consolidated financial statements are shown as affected for the split. Additionally, on May 9, 2006, each share of Class A Common Stock was automatically converted, upon the declaration of the stock split, into an equal number of shares of Class B Convertible Common Stock and each share of Class B Convertible Common Stock was automatically converted into an equal number of shares of Non-Designated Common Stock, upon the completion of the Class A conversion.

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. COMMON STOCK (Continued)

As of December 31, 2007 and September 30, 2008, all shares of Class A Convertible Common Stock and Class B Convertible Common Stock had been converted into an equal number of Non-Designated shares of Common Stock.

        At December 31, 2007 and September 30, 2008, the Company had the authority to issue 60,000,000 shares of common stock, of which 900,000 shares were designated as Class A Convertible Common Stock, 20,000,000 shares are designated Class B Convertible Common Stock and 39,100,000 are non-designated, collectively referred to as "Common Stock." On February 28, 2008, the Company changed the par value of its Class A Convertible Common Stock, Class B Convertible Common Stock and Non-Designated Common Stock from $0.001 to $0.00005 per share. At December 31, 2006 and 2007 and September 30, 2008, 1,240,000, 1,412,503 and 1,487,922 shares of Non-Designated Common Stock were issued and outstanding, respectively.

Dividends

        Holders of each class of Common Stock are entitled to dividends, in cash or stock in the same form and per share amount as declared by the Board of Directors.

Liquidation

        In the event of any dissolution, liquidation, or winding up of the Company, whether voluntary or involuntary, the holders of the Common Stock are entitled to participate in the distribution of assets of the Company remaining after the provision for payment of all debts and liabilities of the Company and after the Company has paid or set aside for payment on behalf of any class of stock having preference over the common stock in the event of dissolution, liquidation or winding up.

Voting Rights

        Each holder of Common Stock is entitled to cast one vote for each outstanding share of common stock on any matter properly considered and acted upon by the stockholders, except in a vote for the election or removal of one or more directors of the Company for which the Common Stock may be voted, at which each holder of one share of Common Stock is entitled to cast 0.653775 votes, and one vote for each outstanding share of Class B Convertible Common Stock.

Class A Convertible Common Stock

        Each share of Class A Convertible Common Stock is automatically converted into an equal number of shares of Class B Convertible Common Stock upon involuntary conversion of any of the shares of the Company's Preferred Stock, issuance of shares of Class B Convertible Common Stock in connection with the exercise of stock options or warrants, the declaration or payment of dividends upon Class B Convertible Common Stock, an offer by the Company to Class B Convertible Common Stock holders for additional shares of stock or other rights, a capital reorganization or reclassification of the capital stock of the Company, merger or sale of the Company, a liquidation event, or closing of an initial underwritten public offering.

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. COMMON STOCK (Continued)

Class B Convertible Common Stock

        Each share of Class B Convertible Common Stock is automatically converted into an equal number of Non-designated Common Stock upon the conversion of all shares of Class A Convertible Common Stock.

12. CONVERTIBLE PREFERRED STOCK

        At December 31, 2006 and 2007, the Company had outstanding shares of Class A, Series A-1 Convertible Preferred Stock, Class A Series A-2 Convertible Preferred Stock, Class B Redeemable Convertible Preferred Stock, Class B Convertible Preferred Stock, $0.001 par value per share, collectively referred to as "Preferred Stock". As of January 1, 2008, the holders of the Class B Redeemable Convertible Preferred Stock did not elect to redeem such shares; consequently the redemption right expired. At September 30, 2008, the Company had outstanding shares of Class A, Series A-1 Convertible Preferred Stock, Class A Series A-2 Convertible Preferred Stock and Class B Convertible Preferred Stock, $0.001 par value per share.

Class A—Convertible Preferred Stock

        On January 4, 2006, Rosetta Stone Inc. issued 446,958 shares of Class A Convertible Preferred Stock, $0.001 par value per share, of which 268,758 shares were designated as Series A-1 and 178,200 as Series A-2 (the "Class A Preferred Stock"), in a private, unregistered offering to "qualified institutional buyers" pursuant to Rule 144A under the Securities Act of 1933. The Class A Preferred Stock was sold for $100 per share for proceeds of $44.7 million.

        The Class A Preferred Stock is not redeemable under any circumstances, and is convertible only into Class B Common Stock either at the option of the holders or mandatorily as described below.

Class B—Redeemable Convertible Preferred Stock and Convertible Preferred Stock

        On January 4, 2006, Rosetta Stone Inc. issued 63,412 shares of Class B Convertible Preferred Stock, and 47,619 shares of Class B Redeemable Convertible Preferred Stock (collectively "Class B Convertible Preferred Stock") $0.001 par value per share, in addition to the Class A Convertible, Common Stock discussed in Note 11, for the acquisition of Rosetta Stone Ltd. and subsidiary. The Class B Preferred Stock was redeemable at the option of the holders up to a maximum aggregate redemption price of $5.0 million. Since the redemption price was based on 105% of stated value, $4.8 million of stated value, or 47,619 shares, was subject to redemption, thus 63,412 shares with a stated value of $6.3 million were not subject to potential redemption.

Dividends

        Holders of each class of Preferred Stock are entitled to dividends, on a pari passu basis, in cash or stock in the same form and per share amount as the common stockholders or holder of any other junior stock, except for participating dividends when declared by the Board.

        Participating dividends payable in common stock or a class of stock convertible into common stock are to equal the dividends per share payable on the number of shares of common stock into which each share of preferred stock would be convertible on the record date for determining eligibility to receive such dividends, when declared by the Board of Directors.

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. CONVERTIBLE PREFERRED STOCK (Continued)

        Participating dividends payable in common stock or a class of stock not convertible into common stock are calculated at a rate per share of preferred stock determined by dividing the amount of the dividend payable on each share of such class or series of junior stock by the original issue price of such stock and multiplying such fraction by the Stated Value of the Preferred Stock, which for purposes of this calculation is equal to $100.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, stock distribution, combination or other similar recapitalization affecting the Preferred Stock. No dividends were declared or paid during the period from January 4, 2006 through December 31, 2006, the year ended December 31, 2007, and the nine months ended September 30, 2008.

Liquidation Preference

        Upon any liquidation of the Company, holders of each class of Preferred Stock, on a pari passu basis, are entitled to be paid out of the assets of the Company or proceeds available for distribution to its stockholders, before any payment shall be made to the holders of any Common Stock or other junior stock, an amount per share in cash, or in the case of a merger or consolidation or share exchange in which the consideration to be received by all other holders of the Company's capital stock is other than cash, at the Company's election, publicly-traded securities in lieu of cash, equal to the greater of the stated value of $100 per share plus any dividends accrued and unpaid, or the amount per share holders of Preferred Stock would receive if they all had converted their shares of each class of Preferred Stock into Common Stock immediately prior to such liquidation.

Voting Rights

        Each issued and outstanding share of Preferred Stock is entitled to the number of votes equal to the number of shares of Common Stock into which each such share of Preferred Stock is convertible, other than with respect to the removal of the Series A-1 Directors and Series A-2 Director, as detailed below.

        The holders of a majority of Class A, Series A-1 Preferred Stock have the exclusive right, voting separately, to elect two directors to the Board of Directors. The Company will not, without first obtaining the affirmative vote of seventy-five percent of the outstanding shares of Class A, Series A-1 Preferred Stock, amend, alter or repeal the rights of the holders of a majority of the Class A, Series A-1 Preferred Stock to elect, remove and replace a Series A-1 Director.

        The holders of a majority of the Class A, Series A-2 Preferred Stock have the exclusive right, voting separately, to elect one director to the Board of Directors. The Company will not, without first obtaining the affirmative vote of seventy-five percent of the outstanding shares of Class A, Series A-2 Preferred Stock, amend, alter or repeal the rights of the holders of a majority of the Class A, Series A-2 Preferred Stock to elect, remove and replace a Class A, Series A-2 Director.

Conversion

        Each share of Preferred Stock may be converted at any time by the holder into shares of Class B Convertible Common Stock at a rate equal to the stated value of $100 per share divided by the conversion price which is initially set at $100 per share and is adjustable for dilution, splits, and combinations. Each share of Class B Convertible Common Stock was automatically converted into an equal number of shares of non-designated Common Stock upon the conversion of all shares of Class A

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. CONVERTIBLE PREFERRED STOCK (Continued)

Convertible Common Stock into an equal number of shares of non-designated Common Stock, which occurred in connection with the May 2006 stock split. As of December 31, 2006 and 2007, and September 30, 2008, each share of Preferred Stock was convertible into twenty shares of common stock.

        The outstanding shares of Preferred Stock will automatically convert into non-designated Common Stock (i) upon the consummation of a qualified underwritten public offering, defined as a pre-money equity value to the Company of at least $200 million and in which the aggregate proceeds to the Company are not less than $30 million; (ii) upon the vote of at least 75% of the shares of the applicable class then outstanding; or (iii) once 75% of the shares of the applicable class have been converted. Additionally, each series of convertible Preferred Stock has an anti-dilution clause that allows for the number of shares to be issued upon conversion to be adjusted in the event that the Company sells Common Stock at a price that is less than the original issue price of the respective series of Preferred Stock. Cumulative declared and unpaid dividends from the date of issuance are paid on conversion in cash or common stock at the Company's option.

Redemption

        The Class B Convertible Preferred Stock was redeemable at the option of the holders, subject to certain conditions, up to a maximum aggregate redemption price of $5.0 million. Since the redemption price was based on 105% of stated value, $4.8 million of stated value, or 48 shares, were subject to redemption.

        On June 30, 2007 and December 31, 2007, the holders of the Class B Redeemable Convertible Preferred Stock had the right to vote to redeem such shares at 105% of the Stated Value of $100 per share, subject to an aggregate redemption amount of $5.0 million, but only if, and to the extent that (i) such redemption did not violate any applicable provisions of the Delaware General Corporation Law, (ii) such redemption did not conflict with or cause the Corporation to be in default or non-compliance under any financing agreement or arrangement, (iii) the Board of Directors, by unanimous vote, determined that such redemption could be accomplished through access to reasonably priced capital or adequate internal liquidity, (iv) the Board of Directors determined in good faith such redemption would not interfere with or delay a Qualified Public Offering for which a registration statement either had been filed with the SEC or, in the judgment of the Board of Directors, would be filed within six months of the Redemption Date, and (v) the maximum aggregate Class B Redemption Price did not exceed $5.0 million. The Stated Value was the initial purchase price of $100 per share. During 2007, the holders of the Class B Redeemable Convertible Preferred Stock did not elect to redeem such shares; consequently the redemption right expired on January 1, 2008.

13. EMPLOYEE BENEFIT PLAN

        On January 4, 2006, the Company assumed the Rosetta Stone Ltd. defined contribution 401(k) Plan (the "Plan") in conjunction with the acquisition of Rosetta Stone Ltd., as detailed in Note 4. The Company matches employee contributions to the Plan up to 4% of their compensation that vest immediately. The Company recorded expenses for the Plan totaling $0.4 million and $0.6 million for period from January 4, 2006 through December 31, 2006, and the year ended December 31, 2007, respectively. For the nine months ended September 30, 2007 and 2008, the Company recorded expenses for the Plan totaling $0.5 million and $0.7 million, respectively.

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14. PUT OPTIONS

        On May 22, 2006, the Company issued put options to three officers that give such officers the right to put shares of Class A Preferred Stock to the Company at the initial issuance price of the shares of $100 up to a maximum amount of $250,000 for each officer. Each put option is exercisable only upon termination, as defined, of such officer's employment with the Company. Under the provisions of SFAS No. 150, the put options must be classified as liabilities and measured at fair value with gains and losses arising from changes in fair value recognized in earnings. Upon issuance, the put options had an aggregate fair value of $45,000 which was recorded as a liability and recognized as compensation expense. As of December 31, 2006 and 2007, the aggregate fair value of the put options was $11,000 and $4,000, respectively. During the period from issuance through December 31, 2006, the year ended December 31, 2007 and the nine months ended September 30, 2007 and 2008, the Company recognized a reduction in compensation expense of $34,000, $7,000, $9,000 and zero arising from the change in fair value, respectively.

15. COMMITMENTS AND CONTINGENCIES

Operating Leases

        The Company leases many kiosks, copiers, parking spaces, buildings, a warehouse and office space under operating lease and site license arrangements, some of which contain renewal options. The rental payments under some kiosk site licenses are based on a minimum rental plus a percentage of the kiosk's sales in excess of stipulated amounts. Kiosk site licenses range from a period of one month to five years. Building, warehouse and office space leases range from three months to 85 months. Certain leases also include lease renewal options.

        The following table summarizes future minimum operating lease payments as of December 31, 2007 and September 30, 2008 and the years thereafter (in thousands):

	As of December 31, 2007	As of September 30, 2008
		(unaudited)
Periods Ending December 31,
2008	$2,805	$2,330
2009	1,014	1,917
2010	845	855
2011	657	665
2012	475	480
2013 and thereafter	218	264

	$6,014	$6,511

        Total expenses under operating leases were $3.7 million and $5.5 million during the period from January 4, 2006 through December 31, 2006 and the year ended December 31, 2007, respectively, and $4.0 million and $6.0 million for the nine months ended September 30, 2007 and 2008, respectively.

        The Company accounts for its leases under the provisions of SFAS No. 13, Accounting for Leases, and subsequent amendments, which require that leases be evaluated and classified as operating leases or capital leases for financial reporting purposes. Certain operating leases contain rent escalation clauses, which are recorded on a straight-line basis over the initial term of the lease with the difference

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. COMMITMENTS AND CONTINGENCIES (Continued)

between the rent paid and the straight-line rent recorded as either a deferred rent asset or liability depending on the calculation. Lease incentives received from landlords are recorded as deferred rent liabilities and are amortized on a straight-line basis over the lease term as a reduction to rent expense. The deferred rent liability was $0.5 million, $0.5 million and $0.9 million at December 31, 2006, 2007 and September 30, 2008, respectively. The deferred rent asset was $0.2 million, $0.2 million and $5,000 at December 31, 2006, 2007 and September 30, 2008, respectively. The deferred rent asset is classified in prepaid and other assets as all associated leases have less than one year remaining on their term.

Capital Leases

        The following is a schedule of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 2007 and September 30, 2008 and the years thereafter (in thousands):

	As of December 31, 2007	As of September 30, 2008
		(unaudited)
2008	$12	$2
2009	2	2

Total minimum lease payments	14	4
Less: amount representing interest	(2)	—

Present value of net minimum lease payments	12	4
Less: current portion	(10)	(4)

Long-term portion of the present value of net minimum payments under capital leases	$2	$—

Royalty Agreement

        On December 28, 2006 the Company entered into an agreement to license software from a vendor for incorporation in software products that the Company is developing. The agreement required a one-time, non-refundable payment of $0.3 million, which was expensed in full as research and development costs during the period January 4, 2006 through December 31, 2006 because the products in which the licensed software were to be incorporated into had not yet reached technological feasibility. In addition, the agreement specifies that, in the event the software is incorporated into specified Company software products, royalties will be due at a rate of 20% of sales for those products up to an additional amount totaling $0.4 million. There were no additional royalty payments made under this agreement in 2007 or the nine months ended September 30, 2008.

Employment Agreements

        The Company has agreements with certain of its executives and key employees which provide guaranteed severance payments upon termination of their employment without cause. The severance payments range from six to fifteen months of base salary.

Litigation

        The Company is involved in various litigation matters arising out of the normal course of business. In the opinion of management, the amount of liability, if any, resulting from the final resolution of these matters will not have a material adverse impact on the Company's results of operations, financial position and cash flows.

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. INCOME TAXES

        The following table summarizes the significant components of the Company's deferred tax assets and liabilities as of December 31, 2006 and 2007 (in thousands):

	As of December 31,
	2006	2007
Deferred tax assets:
Inventory	$49	$204
Amortization and depreciation	5,089	5,408
Net operating loss carryforwards	663	2,747
Deferred revenue	—	349
Accrued liabilities	725	1,348
Stock-based compensation	212	385
Bad debt reserve	97	208
Other	11	—

	6,846	10,649
Valuation allowance	(687)	(2,980)

	6,159	7,669
Deferred tax liabilities:
Prepaid expenses	511	713
Foreign currency translation loss	14	20
Other	—	3

	525	736

Net deferred tax assets	$5,634	$6,933

Net deferred tax assets as of December 31 are classified as follows:
Current	$348	$848
Non-current	5,286	6,085

Total	$5,634	$6,933

        At December 31, 2007, the Company had $7.4 million of net operating loss ("NOL") carryforwards for United Kingdom income tax purposes that do not expire, with a tax value of $2.1 million. The Company also had $1.6 million of NOL carryforwards for Japanese income tax purposes which expire in 2013 and 2014, with a tax value of $0.7 million. SFAS No. 109 requires that a valuation allowance be established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. The foreign pretax losses incurred in the period from January 4, 2006 through December 31, 2006 and the year ended December 31, 2007, provide sufficient negative evidence under the provisions of SFAS No. 109 for the Company to determine that a valuation allowance of $3.0 million against the deferred tax assets associated with its foreign operations is appropriate. The increase of $2.3 million in the valuation allowance is due to the additional losses in the United Kingdom and Japan incurred in the year ended December 31, 2007. The valuation allowance will offset assets associated with future foreign tax deductions as well as carryforward items. Although management believes that these assets could ultimately be fully utilized, future performance cannot be assured. Future reversal of the

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. INCOME TAXES (Continued)

valuation allowance associated with NOLs acquired on January 4, 2006 in the amount of $144,000, would adjust goodwill recorded in connection with the acquisition. See Note 4—Acquisitions.

        The components of income (loss) before income taxes are as follows (in thousands):

	Predecessor		Successor
	Year Ended December 31, 2005	Period from January 1, through January 4, 2006	Period from January 4, through December 31, 2006	Year Ended December 31, 2007
United States	$7,637	$(11,121)	$(2,666)	$14,825
Foreign	(713)	—	(2,622)	(6,811)

Income (loss) before income taxes	$6,924	$(11,121)	$(5,288)	$8,014

        The provision (benefit) for taxes on income (loss) consists of the following (in thousands):

	Predecessor		Successor
	Year Ended December 31, 2005	Period from January 1, through January 4, 2006	Period From January 4, through December 31, 2006	Year Ended December 31, 2007
Current:
Federal	$—	$—	$3,902	$5,311
State	143	—	506	1,429
Foreign	—	—	—	—

Total current	$143	$—	$4,408	$6,740

Deferred:
Federal	$—	$—	$(5,230)	$(944)
State	—	—	(418)	(361)
Foreign	—	—	—	—

Total deferred	—	—	(5,648)	(1,305)

Provision (benefit) for income taxes	$143	$—	$(1,240)	$5,435

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. INCOME TAXES (Continued)

        Reconciliation of income tax expense (benefit) computed at the U.S. federal statutory rate to income tax expense (benefit) is as follows (in thousands):

	Predecessor		Successor
	Year Ended December 31, 2005	Period from January 1, through January 4, 2006	Period from January 4, through December 31, 2006	Year Ended December 31, 2007
Income tax expense (benefit) at statutory federal rate	$—	$—	$(1,857)	$2,805
State income tax expense (benefit), net of federal income tax effect	143	—	(83)	568
Domestic production activities deduction	—	—	(126)	(348)
Extraterritorial income exclusion	—	—	(39)	—
Nondeductible intercompany interest	—	—	—	122
Other nondeductible expenses	—	—	47	92
Tax rate differential on foreign taxable losses	—	—	384	(53)
Increase in valuation allowance	—	—	540	2,293
Other	—	—	(106)	(44)

Income tax expense (benefit)	$143	$—	$(1,240)	$5,435

        The Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109 ("FIN 48") on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

        At the adoption date and as of December 31, 2007, the Company had no material unrecognized tax benefits and no adjustments to liabilities or operations were required under FIN 48. The Company's practice is to recognize interest and penalty expense related to uncertain tax positions in income tax expense, which were zero at the adoption date and for the year ended December 31, 2007.

        The Company is subject to taxation in the United States and various states and foreign jurisdictions. The Company's tax years 2005 and 2006 are subject to examination by the tax authorities. There were no income tax examinations in process as of December 31, 2007. While the ultimate results cannot be predicted with certainty, the Company's management believes that examinations, if any, will not have a material adverse effect on its consolidated financial condition or results of operations, and that the accrued tax liabilities are adequate for all years.

        The Company made income tax payments of $5.6 million and $4.8 million in 2006 and 2007, respectively.

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17. SEGMENT INFORMATION

        The Company operates, and the Predecessor operated, as one operating segment as the principal business activity relates to selling language learning software. The chief operating decision maker, the Chief Executive Officer, evaluates the performance of the Company, and evaluated the performance of the Predecessor, based upon software revenues.

        Products and services are sold primarily in the United States, but are also sold through direct and indirect sales channels in other countries, primarily in Japan and Europe. Less than 5% of the Company and Predecessor's revenues were generated from sales outside of the United States for the year ended December 31, 2005, the period from January 1, 2006 through January 4, 2006, the period from January 4, 2006 through December 31, 2006, the year ended December 31, 2007, and the nine months periods ended September 30, 2007 and 2008. As of December 31, 2006 and 2007 and September 30, 2008, the Company had $71,000, $0.2 million and $0.4 million, respectively, of long-lived assets held outside of the United States.

        No single customer accounted for more than 10% of the Company's revenue for the period from January 4, 2006 through December 31, 2006, the year ended December 31, 2007 and the nine months ended September 30, 2007 and 2008.

18. RELATED PARTIES

        During the period from January 4, 2006 through December 31, 2006, the Company incurred $40,000 in architectural professional fees from a minority stockholder. The Predecessor did not have any related party transactions for the year ended December 31, 2005 or the period from January 1, 2006 through January 4, 2006. As of December 31, 2006 and 2007, and September 30, 2008, the Company had outstanding receivables from stockholders of zero, $87,000 and $0.2 million, and outstanding receivables from employees in the amount of $3,000, zero and zero, respectively.

        In connection with the acquisition of Fairfield & Sons Ltd. on January 4, 2006, the Company paid approximately $37,000 in transaction-related fees on behalf of its two largest stockholders.

ROSETTA STONE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19. VALUATION AND QUALIFYING ACCOUNTS

        The following table includes the Company's valuation and qualifying accounts for the respective periods (in thousands):

	Predecessor		Successor
	Year Ended December 31,	Period from January 1, through January 4,	Period from January 4, through December 31,	Year Ended December 31,
	2005	2006	2006	2007
Allowance for doubtful accounts:
Beginning balance	$201	$227	$—	$267
Charged to costs and expenses	425	—	411	828
Deductions—accounts written off	(399)	—	(144)	(468)

Ending balance	227	227	267	627

Sales return reserve:
Beginning balance	186	525	525	858
Charged to costs and expenses	2,506	13	5,447	10,413
Deductions—reserves utilized	(2,167)	(13)	(5,114)	(9,583)

Ending balance	525	525	858	1,688

Reserve for excess and obsolete inventory:
Beginning balance	45	13	—	190
Charged to costs and expenses	130	—	471	1,677
Deductions—reserves utilized	(162)	—	(281)	(1,389)

Ending balance	13	13	190	478

Deferred income tax asset valuation allowance:
Beginning balance	—	147	147	687
Charged to costs and expenses	147	—	540	2,293
Deductions	—	—	—	—

Ending balance	$147	$147	$687	$2,980

20. SUBSEQUENT EVENT

        On October 6, 2008, the Company entered into an operating sublease agreement (the "Lease") for additional office space in Arlington, Virginia. The Lease is for a five year period terminating on December 31, 2013 with total rental payments of $7.5 million. Rents range from $117,000 per month for the first year of the Lease term to $132,000 per month in the final year of the Lease term. The Company provided the landlord a security deposit of $352,000 in the form of a letter of credit. The Company has the option to renew this Lease for an additional three-year period.

 PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

        The following table sets forth the expenses, other than the underwriting discounts and commissions, all of which are payable by the Registrant in connection with the sale and distribution of the shares of common stock being registered hereby, including the shares being offered for sale by the selling stockholders. All amounts shown are estimates, except the Securities and Exchange Commission registration fee, FINRA filing fee and the initial NYSE listing fee.

Amount to be paid
SEC registration fee		$4,520
FINRA filing fee		12,000
Initial NYSE listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing expenses		*
Blue sky qualification fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

    *
    To be provided by amendment.

Item 14.    Indemnification of Directors and Officers

        We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under some circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

        As permitted by the Delaware General Corporation Law, the Registrant's second amended and restated certificate of incorporation, which will become effective upon the closing of this offering, includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability:

  •
  for any breach of the director's duty of loyalty to the Registrant or its stockholders;

  •
  for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  •
  under Section 174 of the Delaware General Corporation Law regarding unlawful dividends, stock purchases and redemptions; or

  •
  for any transaction from which the director derived an improper personal benefit.

        As permitted by the Delaware General Corporation Law, the Registrant's second amended and restated bylaws, which will become effective upon the closing of this offering, provide that:

  •
  the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions where indemnification is not permitted by applicable law;

  •
  the Registrant is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law; and

  •
  the rights conferred in the second amended and restated bylaws are not exclusive.

        In addition, the Registrant has entered into indemnity agreements with each of its current directors and officers. These agreements provide for the indemnification of the Registrant's officers and directors for all expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were agents of the Registrant. At present, there is no pending litigation or proceeding involving a director, officer or employee of the Registrant regarding which indemnification is sought, nor is the Registrant aware of any threatened litigation that may result in claims for indemnification.

        The Registrant intends to obtain directors' and officers' insurance to cover its directors and officers for specific liabilities, including coverage for public securities matters.

        The indemnification provisions in the Registrant's second amended and restated certificate of incorporation and second amended and restated bylaws and the indemnity agreements entered into between the Registrant and each of its directors and officers may be sufficiently broad to permit indemnification of the Registrant's directors and officers for liabilities arising under the Securities Act.

        Reference is also made to section 10 of the underwriting agreement in Exhibit 1.1 hereto, which provides for the indemnification by the underwriters of the Registrant and its executive officers, directors and controlling persons against certain liabilities, including liabilities arising under the Securities Act, in connection with matters specifically provided for in writing by the underwriters for inclusion in this Registration Statement.

        See also the undertakings set out in response to Item 17 of this Registration Statement.

        Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit document	Number
Form of Underwriting Agreement	1.1
Second Amended and Restated Certificate of Incorporation to be effective upon the closing of the offering	3.2
Second Amended and Restated Bylaws to be effective upon the closing of the offering	3.4
Form of Indemnification Agreement entered into among Registrant and its directors and executive officers	10.7

Item 15.    Recent Sales of Unregistered Securities

        In the three years preceding the filing of this Registration Statement, we have issued the following securities that were not registered under the Securities Act:

        In January 2006, in connection with our formation, we issued the following shares of our capital stock:

  •
  Funds associated with ABS Partners IV, L.L.C. invested $29,062,000 and received 261,558 shares of Series A-1 Preferred Stock and 581,240 shares of our common stock.

  •
  Norwest Equity Partners VIII, LP invested $19,000,000 and received 171,000 shares of Series A-2 Preferred Stock and 380,000 shares of our common stock.

  •
  Tom Adams, our chief executive officer, invested $600,000 and received 2,700 shares of Series A-1 Preferred Stock, 2,700 shares of Series A-2 Preferred Stock, and 12,000 shares of our common stock.

        The share totals above give effect to the conversion of our Class A common stock and Class B common stock into our undesignated common stock and the twenty-for-one stock split of common stock in May 2006.

        After giving affect to the conversion of each share of our preferred stock into 20 shares of our common stock upon completion of this offering, the effective per share price of each of those shares was $5.

        In January 2006, in connection with the acquisition of Fairfield & Sons, Ltd., we issued to its stockholders 12,328 shares of our Class A Common Stock, which has been converted into 246,560 shares of our common stock and 111,031 shares of our Class B Preferred Stock.

        The sales and issuances of securities above were determined to be exempt from registration under Section 4(2) of the Securities Act or Regulation D thereunder as transactions by an issuer not involving a public offering. The purchasers in such transactions were all accredited investors and represented their intention to acquire the securities for investment only and not with a view to or for resale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. The sales of these securities were made without general solicitation or advertising, and there were no underwriters used in connection with the sale of these securities. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

        From time to time we have granted stock options and shares of common stock upon the exercise of stock options to employees, directors and consultants in compliance with Rule 701. These grants are as follows:

  •
  From May 22, 2006 to February 2, 2007, we issued options to purchase 1,327,210 shares of common stock to our employees, consultants and other service providers under our 2006 stock option plan with an exercise price of $5.00 per share.

  •
  From March 21, 2007 to April 20, 2007, we issued options to purchase 194,530 shares of common stock to our employees, consultants and other service providers under our 2006 stock option plan with an exercise price of $7.90 per share.

  •
  From June 5, 2007 to August 3, 2007, we issued options to purchase 60,480 shares of common stock to our employees, consultants and other service providers under our 2006 stock option plan with an exercise price of $9.50 per share.

  •
  On August 22, 2007, we issued options to purchase 21,470 shares of common stock to our employees, consultants and other service providers under our 2006 stock option plan with an exercise price of $13.78 per share.

  •
  On November 28, 2007, we issued options to purchase 26,330 shares of common stock to our employees, consultants and other service providers under our 2006 stock option plan with an exercise price of $14.55 per share.

  •
  On December 17, 2007, we issued options to purchase 17,060 shares of common stock to our employees, consultants and other service providers under our 2006 stock option plan with an exercise price of $13.78 per share.

  •
  On February 8, 2008, we issued options to purchase 44,190 shares of common stock to our employees, consultants and other service providers under our 2006 stock option plan with an exercise price of $14.55 per share.

  •
  On April 29, 2008, we issued options to purchase 76,420 shares of common stock to our employees, consultants and other service providers under our 2006 stock option plan with an exercise price of $15.13 per share.

  •
  On May 28, 2008, we issued options to purchase 85,320 shares of common stock to our employees, consultants and other service providers under our 2006 stock option plan with an exercise price of $13.47 per share.

  •
  On August 19, 2008, we issued options to purchase 27,750 shares of common stock to our employees, consultants and other service providers under our 2006 stock option plan with an exercise price of $18.49 per share.

        Since our inception in December 2005, options have been exercised to acquire 262,382 shares of common stock at a weighted average exercise price of $5.04 per share.

        The sales and issuances of securities listed above were deemed to be exempt from registration under the Securities Act by virtue of Rule 701 promulgated under Section 3(b) of the Securities Act as transactions pursuant to compensation benefits plans and contracts relating to compensation. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

Item 16.    Exhibits and Financial Statement Schedules

(A)  Exhibits

Index to exhibits
1.1	*	Form of Underwriting Agreement
2.1

Stock Purchase Agreement dated as of January 4, 2006, by and among Fairfield & Sons, Ltd., Rosetta Stone Inc., Rosetta Stone Holdings Inc., the Shareholders of Fairfield & Sons, Ltd., Tom Adams, and Eugene Stoltzfus

3.1		Amended and Restated Certificate of Incorporation, as currently in effect
3.2		Second Amended and Restated Certificate of Incorporation, to be effective upon the closing of the offering
3.3	**	Amended and Restated Bylaws of Registrant dated as of January 4, 2006, as currently in effect
3.4		Second Amended and Restated Bylaws, to be effective upon the closing of the offering
4.1	*	Specimen certificate evidencing shares of common stock
4.2

Subscription Agreement dated as of January 4, 2006, by and among Rosetta Stone Inc., ABS Capital Partners IV, L.P., ABS Capital Partners IV A,  L.P., ABS Capital Partners Offshore, L.P., ABS Capital Partners Special Offshore, L.P., Norwest Equity Partners VIII, L.P., Madison Capital Funding LLC, and Tom Adams

4.3		Registration Rights Agreement dated as of January 4, 2006 among Rosetta Stone Inc. and the Investor Shareholders and other Shareholders listed on Exhibit A Thereto
5.1	*	Opinion of Fulbright & Jaworski, L.L.P.
10.1+	**	2006 Incentive Option Plan
10.2+	*	2008 Omnibus Incentive Plan
10.3+	**	Director Form of Option Award Agreement under the 2006 Plan
10.4+	**	Executive Form of Option Award Agreement under the 2006 Plan
10.5+	**	Standard Form of Option Award Agreement under the 2006 Plan
10.6+	*	Form of Option Award Agreement under the 2008 Plan
10.7	**	Form of Indemnification Agreement entered into with each director and executive officer
10.8+	*	Executive Employment Agreement between Registrant and Tom Adams
10.9	**	Credit Agreement dated as of January 4, 2006 between Rosetta Stone Holdings, Inc., as borrower, and Madison Capital Funding LLC, as agent, as amended
10.10		Lease Agreement dated as of February 26, 2006, by and between Premier Flex Condos, LLC and Fairfield Language Technologies, Inc., as amended
10.11		Sublease Agreement dated as of October 6, 2008, by and between The Corporate Executive Board Company and Rosetta Stone Ltd.
10.12	*	Software License Agreement by and between The Regents of the University of Colorado and Fairfield & Sons, Ltd. dated as of December 22, 2006
21.1	**	Subsidiaries of the Registrant
23.1		Consent of Deloitte & Touche LLP, independent registered public accounting firm
23.2	*	Consent of Fulbright & Jaworski, L.L.P. (included in Exhibit 5.1)
24.1	**	Power of Attorney (included on signature page of the Registration Statement on Form S-1 filed on September 23, 2008)
99.1	**	Consent of The Nielsen Company dated September 18, 2008
99.2	**	Consent of Global Market Insite Inc. dated September 17, 2008
99.3	**	Consent of Euromonitor International Inc. dated September 22, 2008
99.4	**	Consent of Global Industry Analysts, Inc. dated September 17, 2008

*
To be filed by amendment.

**
Previously filed.

+
Indicates management contract or compensatory plan.

(B)  Financial Statement Schedule

        All schedules have been omitted because the information required to be presented in them are not applicable or is shown in the financial statements or related notes.

Item 17.    Undertakings

        The undersigned hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the DGCL, our Certificate of Incorporation or our Bylaws, the underwriting agreement or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        We hereby undertake that:

  •
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  •
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Arlington, Commonwealth of Virginia, on November 4, 2008.

Rosetta Stone Inc.
By:	/s/ TOM P. H. ADAMS Tom P. H. Adams Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ TOM P. H. ADAMS Tom P. H. Adams	Chief Executive Officer (Principal Executive Officer) and Director	November 4, 2008
/s/ BRIAN D. HELMAN Brian D. Helman	Chief Financial Officer (Principal Financial and Accounting Officer)	November 4, 2008
/s/ LAURA L. WITT Laura L. Witt	Director	November 4, 2008
/s/ PHILLIP A. CLOUGH Phillip A. Clough	Director	November 4, 2008
* John T. Coleman	Director	November 4, 2008
/s/ LAURENCE FRANKLIN Laurence Franklin	Director	November 4, 2008
/s/ PATRICK W. GROSS Patrick W. Gross	Director	November 4, 2008
/s/ JOHN E. LINDAHL John E. Lindahl	Director	November 4, 2008

*By:	/s/ TOM P. H. ADAMS Tom P. H. Adams Attorney-in-Fact

 Index to Exhibits

1.1	*	Form of Underwriting Agreement
2.1

Stock Purchase Agreement dated as of January 4, 2006, by and among Fairfield & Sons, Ltd., Rosetta Stone Inc., Rosetta Stone Holdings Inc., the Shareholders of Fairfield & Sons, Ltd., Tom Adams, and Eugene Stoltzfus

3.1		Amended and Restated Certificate of Incorporation, as currently in effect
3.2		Second Amended and Restated Certificate of Incorporation, to be effective upon the closing of the offering
3.3	**	Amended and Restated Bylaws of Registrant dated as of January 4, 2006, as currently in effect
3.4		Second Amended and Restated Bylaws, to be effective upon the closing of the offering
4.1	*	Specimen certificate evidencing shares of common stock
4.2

Subscription Agreement dated as of January 4, 2006, by and among Rosetta Stone Inc., ABS Capital Partners IV, L.P., ABS Capital Partners IV A,  L.P., ABS Capital Partners Offshore, L.P., ABS Capital Partners Special Offshore, L.P., Norwest Equity Partners VIII, L.P., Madison Capital Funding LLC, and Tom Adams

4.3		Registration Rights Agreement dated as of January 4, 2006 among Rosetta Stone Inc. and the Investor Shareholders and other Shareholders listed on Exhibit A Thereto
5.1	*	Opinion of Fulbright & Jaworski, L.L.P.
10.1+	**	2006 Incentive Option Plan
10.2+	*	2008 Omnibus Incentive Plan
10.3+	**	Director Form of Option Award Agreement under the 2006 Plan
10.4+	**	Executive Form of Option Award Agreement under the 2006 Plan
10.5+	**	Standard Form of Option Award Agreement under the 2006 Plan
10.6+	*	Form of Option Award Agreement under the 2008 Plan
10.7	**	Form of Indemnification Agreement entered into with each director and executive officer
10.8+	*	Executive Employment Agreement between Registrant and Tom Adams
10.9	**	Credit Agreement dated as of January 4, 2006 between Rosetta Stone Holdings, Inc., as borrower, and Madison Capital Funding LLC, as agent, as amended
10.10		Lease Agreement dated as of February 26, 2006, by and between Premier Flex Condos, LLC and Fairfield Language Technologies, Inc., as amended
10.11		Sublease Agreement dated as of October 6, 2008, by and between The Corporate Executive Board Company and Rosetta Stone Ltd.
10.12	*	Software License Agreement by and between The Regents of the University of Colorado and Fairfield & Sons, Ltd. dated as of December 22, 2006
21.1	**	Subsidiaries of the Registrant
23.1		Consent of Deloitte & Touche LLP, independent registered public accounting firm
23.2	*	Consent of Fulbright & Jaworski, L.L.P. (included in Exhibit 5.1)
24.1	**	Power of Attorney (included on signature page)
99.1	**	Consent of The Nielsen Company dated September 18, 2008
99.2	**	Consent of Global Market Insite Inc. dated September 17, 2008
99.3	**	Consent of Euromonitor International Inc. dated September 22, 2008
99.4	**	Consent of Global Industry Analysts, Inc. dated September 17, 2008

*
To be filed by amendment.

**
Previously filed.

+
Indicates management contract or compensatory plan.

QuickLinks

TABLE OF CONTENTS
PROSPECTUS SUMMARY
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
EXECUTIVE COMPENSATION
RELATED PARTY TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS TO NON-U.S. HOLDERS
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITERS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
  REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ROSETTA STONE INC. CONSOLIDATED BALANCE SHEETS (in thousands, except per share amounts)
ROSETTA STONE INC. CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands except per share amounts)
ROSETTA STONE INC. CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (in thousands)
ROSETTA STONE INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)
ROSETTA STONE INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 13. Other Expenses of Issuance and Distribution
  Item 14. Indemnification of Directors and Officers
  Item 15. Recent Sales of Unregistered Securities
  Item 16. Exhibits and Financial Statement Schedules
  Item 17. Undertakings
SIGNATURES
Index to Exhibits